Deutsche Bank
Trust & Securities Services



Deutsche Bank 

April 25, 2005

Paul Martin
Vice President
Global Equity Services
60 Wall Street – 27th Floor
New York, NY 10005

Direct Tel: 212 250-1905
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com


SEC MAIL
RECEIVED
PROCESSING
SECTION

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hanny Holdings - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

This letter and the attached documentation, as provided by Hanny Holdings, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Hanny Holdings. The SEC file number relating to such exemption is 82-3638.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g).). I have provided a SASE for that purpose.

Thank you.

Sincerely,

Paul Martin
Vice President
Deutsche Bank Trust Company
As Depositary

Attached:

- Interim Financial Report
- Interim Results Announcement for Six Months Ended Sept 30, 2004
- Circular – *Discloseable Transaction Disposal Of Interest In Fu Yang Investment Co., Ltd.*
- Joint Announcement from Hanny Holdings with Paul Y. ITC Construction and China Strategic
- Announcement regarding group reorganization for China Strategic
- Joint Announcement from Hanny Holdings with Paul Y. ITC Construction and China Strategic, Feb 2005
- Report of Major Transaction regarding the Subscription of Convertible Note of Cheung Tai Hong Holdings







INTERIM FINANCIAL REPORT

中期財務報告

The Board of Directors of Hanny Holdings Limited (the "Company") presents the unaudited condensed consolidated financial statements of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2004.

錦興集團有限公司(「本公司」)董事會宣佈本公司及其附屬公司(「本集團」)截至二零零四年九月三十日止六個月之未經審核簡明綜合財務報表。

Condensed Consolidated Income Statement

For the six months ended September 30, 2004

簡明綜合收益表

截至二零零四年九月三十日止六個月

		Notes 附註	Six months ended September 30, 截至九月三十日止六個月 2004 HK$'000 (Unaudited) 二零零四年 千港元 (未經審核)	2003 HK$'000 (Unaudited) 二零零三年 千港元 (未經審核)
Turnover	營業額	(3)	2,722,355	2,392,667
Cost of sales	銷售成本		(2,157,771)	(1,890,090)
Gross profit	毛利		564,584	502,577
Other operating income	其他營運收入		43,682	44,256
Distribution and selling expenses	分銷及銷售開支		(334,310)	(309,430)
Administrative expenses	行政開支		(151,275)	(139,199)
Other operating expense	其他營運開支		(4,948)	-
Profit from operations	經營溢利	(4)	117,733	98,204
Finance costs	財務費用		(9,340)	(13,800)
Share of results of associates	應佔聯營公司業績		(29,128)	(15,856)
Amortization of goodwill arising on acquisition of associates	收購聯營公司出現之商譽攤銷		(14,045)	(3,607)
Net loss on deemed disposals of shareholdings in associates	視為出售聯營公司控股虧損淨額		(11,400)	-
Profit before income tax	除所得稅前溢利		53,820	64,941
Income tax expense	所得稅開支	(5)	(68,990)	(32,580)
(Loss) profit before minority interests	未計少數股東權益前(虧損)溢利		(15,170)	32,361
Minority interests	少數股東權益		(9,862)	(22,299)
(Loss) profit for the period	本期間之(虧損)溢利		(25,032)	10,062
Dividend	股息	(6)	11,193	3,206
(Loss) earnings per share	每股(虧損)盈利			
Basic	基本	(7)	HK(13.4) cents港仙	HK6.3 cents港仙

Condensed Consolidated Balance Sheet
At September 30, 2004

簡明綜合資產負債表
於二零零四年九月三十日

		Notes 附註	September 30, 2004 HK$'000 (Unaudited) 二零零四年九月三十日 千港元 (未經審核)	March 31, 2004 HK$'000 (Audited) 二零零四年三月三十一日 千港元 (經審核)
Non-current Assets	**非流動資產**			
Property, plant and equipment	物業、機器及設備	(8)	74,713	79,503
Intangible assets	無形資產		402,495	428,019
Interests in associates	聯營公司權益		847,695	906,409
Investments in securities	證券投資		189,225	189,220
Long-term loan receivable	應收長期貸款		–	4,898
Deferred tax assets	遞延税項資產		12,590	35,480
			1,526,718	1,643,529
Current Assets	**流動資產**			
Other asset	其他資產		145,085	145,085
Inventories	存貨		672,762	877,409
Trade and other receivables	貿易及其他應收款項	(9)	719,328	738,820
Investments in securities	證券投資		130,170	132,634
Short-term loans receivable	短期應收貸款	(10)	230,857	208,538
Other current assets	其他流動資產		34,440	32,861
Bank balances and cash	銀行結存及現金		33,748	164,360
			1,966,390	2,299,707
Current Liabilities	**流動負債**			
Trade and other payables	貿易及其他應付款項	(11)	920,712	1,272,283
Borrowings – due within one year	借款－一年內到期	(12)	270,618	350,127
Taxation	税項		21,969	2,496
Other current liabilities	其他流動負債		4,300	5,779
Bank overdrafts	銀行透支		24,541	23,266
			1,242,140	1,653,951
Net Current Assets	**流動資產淨值**		724,250	645,756
			2,250,968	2,289,285
Capital and Reserves	**資本及儲備**			
Share capital	股本		1,866	1,866
Reserves	儲備		1,825,356	1,871,315
			1,827,222	1,873,181
Minority Interests	**少數股東權益**		413,290	405,157
Non-current Liabilities	**非流動負債**			
Borrowings – due after one year	借款－一年後到期	(12)	8,001	8,383
Amount due to a minority shareholder	應付一名少數股東款項		2,395	2,428
Deferred tax liabilities	遞延税項負債		60	136
			10,456	10,947
			2,250,968	2,289,285

Condensed Consolidated Statement of Changes in Equity

簡明綜合股東權益變動表

For the six months ended September 30, 2004

截至二零零四年九月三十日止六個月

		Share capital HK$'000 股本 千港元	Share premium HK$'000 股份溢價 千港元	Capital reserve HK$'000 資本儲備 千港元	Contributed surplus HK$'000 實繳盈餘 千港元	Currency translation reserve HK$'000 外幣兌換儲備 千港元	Capital redemption reserves HK$'000 資本贖回儲備 千港元	Other reserves HK$'000 其他儲備 千港元	Retained profits HK$'000 保留溢利 千港元	Total HK$'000 總額 千港元
At March 31, 2003 (Audited)	於二零零三年三月三十一日(經審核)	1,603	-	(34,164)	1,603,329	1,406	592	-	156,801	1,729,567
Currency realignment	外幣調整	-	-	-	-	5,935	-	-	-	5,935
Share of reserves of associates	應佔聯營公司儲備	-	-	-	-	1,150	-	-	-	1,150
Net gain not recognized in the condensed consolidated income statement	未於簡明綜合收益表確認之收益淨額	-	-	-	-	7,085	-	-	-	7,085
Profit for the period	本期間溢利	-	-	-	-	-	-	-	10,062	10,062
Dividend	股息	-	-	-	-	-	-	-	(3,206)	(3,206)
At September 30, 2003 and October 1, 2003 (Unaudited)	於二零零三年九月三十日及二零零三年十月一日(未經審核)	1,603	-	(34,164)	1,603,329	8,491	592	-	163,657	1,743,508
Currency realignment	外幣調整	-	-	-	-	5,806	-	-	-	5,806
Share of reserves of associates	應佔聯營公司儲備	-	-	-	-	2,345	-	14,448	-	16,793
Net gain not recognized in the consolidated income statement	未於綜合收益表確認之收益淨額	-	-	-	-	8,151	-	14,448	-	22,599
Issue of shares	股份發行	263	99,934	-	-	-	-	-	-	100,197
Share issue expenses	發行股份開支	-	(713)	-	-	-	-	-	-	(713)
Realized on partial disposal of shareholding in a subsidiary	出售一間附屬公司部分控股變現	-	-	12,027	-	-	-	-	-	12,027
Realized on disposal of a subsidiary	出售一間附屬公司變現	-	-	556	-	(216)	-	-	-	340
Profit for the period	本期間溢利	-	-	-	-	-	-	-	3,238	3,238
Dividend	股息	-	-	-	-	-	-	-	(8,015)	(8,015)
At March 31, 2004 and April 1, 2004 (Audited)	於二零零四年三月三十一日及二零零四年四月一日(經審核)	1,866	99,221	(21,581)	1,603,329	16,426	592	14,448	158,880	1,873,181
Currency realignment	外幣調整	-	-	-	-	(6,516)	-	-	-	(6,516)
Share of reserves of associates	應佔聯營公司儲備	-	-	-	-	(3,215)	-	(3)	-	(3,218)
Net loss not recognized in the condensed consolidated income statement	未於簡明綜合收益表確認之虧損淨額	-	-	-	-	(9,731)	-	(3)	-	(9,734)
Loss for the period	本期間虧損	-	-	-	-	-	-	-	(25,032)	(25,032)
Dividend	股息	-	-	-	-	-	-	-	(11,193)	(11,193)
At September 30, 2004 (Unaudited)	**於二零零四年九月三十日(未經審核)**	**1,866**	**99,221**	**(21,581)**	**1,603,329**	**6,695**	**592**	**14,445**	**122,655**	**1,827,222**

Condensed Consolidated Cash Flow Statement
For the six months ended September 30, 2004

簡明綜合現金流動表
截至二零零四年九月三十日止六個月

		Six months ended September 30, 截至九月三十日止六個月	
		2004	2003
		HK$'000	*HK$'000*
		(Unaudited)	(Unaudited)
		二零零四年	二零零三年
		千港元	*千港元*
		(未經審核)	(未經審核)
Net cash (used in) generated from operating activities	營運業務(動用)產生之現金淨額	**(8,516)**	81,151
Tax paid	繳訖税項	**(25,416)**	(24,680)
Net cash used in investing activities	投資業務動用之現金淨額	**(17,839)**	(5,361)
Net cash used in financing activities	融資業務動用之現金淨額	**(80,126)**	(63,646)
Net decrease in cash and cash equivalents	現金及現金等同額減少淨額	**(131,897)**	(12,536)
Cash and cash equivalents at beginning of the period	期初之現金及現金等同額	**141,094**	202,157
Effect of foreign exchange rate changes	匯率變動之影響	**10**	752
Cash and cash equivalents at end of the period	期終之現金及現金等同額	**9,207**	190,373
Analysis of the balances of cash and cash equivalents:	現金及現金等同額結存分析：		
Bank balances and cash	銀行結存及現金	**33,748**	212,704
Bank overdrafts	銀行透支	**(24,541)**	(22,331)
		9,207	190,373

Notes to the Condensed Consolidated Financial Statements

For the six months ended September 30, 2004

簡明綜合財務報表附註

截至二零零四年九月三十日止六個月

(1) **Basis of Preparation**

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Statement of Standard Accounting Practice No.25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

(1) 編製基準

簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則附錄十六之適用披露規定編製，並已遵守香港會計師公會頒佈之會計實務準則第25號「中期財務報告」。

(2) **Principal Accounting Policies**

The condensed consolidated financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended March 31, 2004.

(2) 主要會計政策

簡明綜合財務報表乃按原始成本準則擬備，並已按若干物業及證券投資之重估作修訂。

所採納之會計政策乃與編製本集團截至二零零四年三月三十一日止年度之年度財務報表所採用者相符。

(3) **Segment Information**

Business Segments

For management purposes, the Group is currently organized into three operating divisions, namely computer related products, consumer electronic products and securities. These divisions are the bases on which the Group reports its primary segment information.

Principal activities are as follows:

Computer related products
Trading of computer related products and provision of handling services.

Consumer electronic products
Trading of consumer electronic products.

Securities
Trading of securities and financial instruments.

(3) 分類資料

業務分類

為管理目的，本集團現由三個營運部門組成，分別為電腦相關產品、消費電子產品及證券部門。本集團報告之主要分類資料乃基於該等部門分類。

主要業務如下：

電腦相關產品
電腦相關產品貿易及提供處理服務。

消費電子產品
消費電子產品貿易。

證券
買賣證券及財務工具。

Notes to the Condensed Consolidated Financial Statements *(continued)*

For the six months ended September 30, 2004

簡明綜合財務報表附註（續）

截至二零零四年九月三十日止六個月

(3) **Segment Information** (continued)

Business Segments (continued)

(3) 分類資料（續）

業務分類（續）

		Six months ended September 30, 2004 截至二零零四年九月三十日止六個月			
		Computer related products HK$'000 電腦相關產品 千港元	Consumer electronic products HK$'000 消費電子產品 千港元	Securities HK$'000 證券 千港元	Consolidated HK$'000 綜合 千港元
Turnover	營業額	**1,807,432**	**913,616**	**1,307**	**2,722,355**
Segment result	分類業績	**96,648**	**14,824**	**10,409**	**121,881**
Interest income	利息收入				**9,405**
Allowances for short-term loans receivable	應收短期貸款之撥備				**(3,469)**
Unallocated corporate expenses	未分配之企業開支				**(10,084)**
Profit from operations	經營溢利				**117,733**

		Six months ended September 30, 2003 截至二零零三年九月三十日止六個月			
		Computer related products HK$'000 電腦相關產品 千港元	Consumer electronic products HK$'000 消費電子產品 千港元	Securities HK$'000 證券 千港元	Consolidated HK$'000 綜合 千港元
Turnover	營業額	1,616,303	746,958	29,406	2,392,667
Segment result	分類業績	69,938	13,598	17,188	100,724
Interest income	利息收入				11,588
Gain on disposal of investment securities	出售投資證券之收益				9,577
Allowances for short-term loans and interest receivable	應收短期貸款及利息之撥備				(10,683)
Unallocated corporate expenses	未分配之企業開支				(13,002)
Profit from operations	經營溢利				98,204

Notes to the Condensed Consolidated Financial Statements *(continued)*

For the six months ended September 30, 2004

簡明綜合財務報表附註(續)

截至二零零四年九月三十日止六個月

(4) **Profit from Operations**

Profit from operations has been arrived at after charging (crediting):

(4) 經營溢利

經營溢利已扣除(計入)下列各項：

		Six months ended September 30, 截至九月三十日止六個月	
		2004 ***HK$'000*** 二零零四年 千港元	2003 *HK$'000* 二零零三年 千港元
Allowance for bad and doubtful debts	呆壞賬撥備	**7,198**	7,087
Amortization of intangible assets (included in administrative expenses)	無形資產攤銷(包含於行政開支內)	**25,533**	20,254
Depreciation and amortization of property, plant and equipment	物業、機器及設備之折舊及攤銷	**9,032**	9,532
Exchange losses	匯兌虧損	**838**	3,681
Gain on disposal of investment securities	出售投資證券之收益	**–**	(9,577)
Gain on trading of financial instruments	買賣財務工具之收益	**(15,100)**	–
Interest income	利息收入	**(9,405)**	(11,588)
Net realized gain on other investments	其他投資之已變現收益淨額	**(257)**	(2,145)
Net unrealized holding loss (gain) on other investments	所持其他投資之未變現虧損(收益)淨額	**4,948**	(15,043)

(5) **Income Tax Expense**

(5) 所得稅支出

		Six months ended September 30, 截至九月三十日止六個月	
		2004 ***HK$'000*** 二零零四年 千港元	2003 *HK$'000* 二零零三年 千港元
Current tax	現時稅項		
Overseas	海外	**44,812**	31,387
Deferred tax	遞延稅項		
Current period charge (credit)	本期間支出(計入)	**22,858**	(308)
Attributable to a change in tax rate in Hong Kong	因香港稅率變動	**–**	70
		22,858	(238)
Share of tax on results of associates	應佔聯營公司業績之稅項	**1,320**	1,431
		68,990	32,580

Income tax arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

在其他司法管轄區所產生之所得稅按有關司法管轄區之現行稅率計算。

The deferred tax charge for the current period included a reversal of a deferred tax asset amounting to approximately HK$19.9 million of an overseas subsidiary due to a change in market conditions, thus resulting in the unpredictability of future profit streams of this subsidiary.

由於市場狀況轉變導致未能預計海外附屬公司之未來溢利趨勢，本期間之遞延稅項開支包括該附屬公司之撥回遞延稅項資產約19,900,000港元。

No provision for Hong Kong Profits Tax or overseas taxation has been made for the period in respect of certain companies of the Group because these companies either incurred tax losses for the period or had their estimated assessable profits for the period wholly absorbed by tax losses brought forward.

因本集團若干公司於本期間錄得稅務虧損或本期間之估計應課稅溢利悉數被承前之稅務虧損所抵銷，故本期間並無為香港利得稅或海外稅項撥出準備。

Notes to the Condensed Consolidated Financial Statements *(continued)*

For the six months ended September 30, 2004

簡明綜合財務報表附註（續）

截至二零零四年九月三十日止六個月

(6) Dividend

On July 23, 2004, a dividend of HK6 cents per share was declared to shareholders as a final dividend for the year ended March 31, 2004, amounting to HK$11,193,000.

The directors do not recommend the payment of an interim dividend for the six months ended September 30, 2004 (Six months ended September 30, 2003: HK5 cents).

(6) 股息

於二零零四年七月二十三日，截至二零零四年三月三十一日止年度末期股息每股6港仙之金額為11,193,000港元宣佈派發予股東。

董事並不建議派發截至二零零四年九月三十日止六個月中期股息（截至二零零三年九月三十日止六個月：5港仙）。

(7) (Loss) Earnings Per Share

The calculation of the basic (loss) earnings per share is based on the loss for the period of HK$25,032,000 (Six months ended September 30, 2003: profit of HK$10,062,000) and on the number of shares in issue during the period of 186,553,000 shares (Six months ended September 30, 2003: weighted average number of 160,303,000 shares).

The computation of diluted loss per share for the six months ended September 30, 2004 did not assume the exercise of the Company's outstanding share options because the exercise would result in a decrease in loss per share.

The computation of diluted earnings per share for the six months ended September 30, 2003 did not assume the exercise of the Company's outstanding share options as the exercise prices of those options were higher than the average market price of the Company's shares for the period.

(7) 每股（虧損）盈利

每股基本（虧損）盈利乃根據本期間之（虧損）25,032,000港元（二零零三年九月三十日止六個月：溢利10,062,000港元）及期內已發行之股份數目186,553,000股（二零零三年九月三十日止六個月：加權平均股份數目160,303,000股）計算。

在計算截至二零零四年九月三十日止六個月每股攤薄虧損時，並無假設本公司之尚未行使購股權獲行使，原因為行使將導致每股虧損減少。

在計算截至二零零三年九月三十日止六個月每股攤薄盈利時，並無假設本公司之尚未行使購股權獲行使，原因為該等購股權之行使價高於期內本公司股份之平均市價。

(8) Property, Plant and Equipment

During the period, the Group spent approximately HK$5.2 million on purchase of furniture, fixtures and equipment.

(8) 物業、機器及設備

期內，本集團於購置傢具、裝置及設備方面支出約為5,200,000港元。

(9) Trade and Other Receivables

Included within trade and other receivables is trade debtors balance of HK$639.7 million (March 31, 2004: HK$685.0 million). The Group allows a credit period of 0 to 90 days to its trade customers.

The following is an aged analysis of trade debtors at the reporting date:

(9) 貿易及其他應收款項

貿易及其他應收款項包括為數639,700,000港元之應收貿易款項結餘（二零零四年三月三十一日：685,000,000港元）。本集團向其貿易客戶提供零至九十日不等之信貸期。

於報告日期之應收貿易款項賬齡分析如下：

		September 30, 2004 HK$'000 二零零四年 九月三十日 千港元	March 31, 2004 HK$'000 二零零四年 三月三十一日 千港元
Not yet due	未到期	**516,105**	624,041
Overdue within one month	逾期少於一個月	**88,593**	52,433
Overdue between one to two months	逾期一至兩個月	**13,730**	2,099
Overdue more than two months	逾期超過兩個月	**21,228**	6,452
		639,656	685,025

(10) Short-term Loans Receivable

The amount includes a loan receivable of HK$152.9 million (March 31, 2004: HK$167.3 million) due from a related company.

(10) 短期應收貸款

該金額包括應收一間關連公司貸款152,900,000港元（二零零四年三月三十一日：167,300,000港元）。

Notes to the Condensed Consolidated Financial Statements *(continued)*
For the six months ended September 30, 2004

簡明綜合財務報表附註(續)
截至二零零四年九月三十日止六個月

(11) Trade and Other Payables

Included within trade and other payables is trade creditors balance of HK$509.1 million (March 31, 2004: HK$827.6 million).

The following is an aged analysis of trade creditors at the reporting date:

(11) 貿易及其他應付款項

貿易及其他應付款項包括為數509,100,000港元之應付貿易款項結餘(二零零四年三月三十一日:827,600,000港元)。

於報告日期之應付貿易款項賬齡分析如下:

		September 30, 2004 HK$'000 二零零四年九月三十日 千港元	March 31, 2004 HK$'000 二零零四年三月三十一日 千港元
Not yet due	未到期	373,569	445,088
Overdue within one month	逾期少於一個月	84,648	116,373
Overdue between one to two months	逾期一至兩個月	12,761	50,321
Overdue more than two months	逾期超過兩個月	38,164	215,838
		509,142	827,620

(12) Borrowings

During the period, the Group obtained additional bank loans of approximately HK$457.5 million which bear interest at prevailing market rates and are repayable within one year. The borrowings were used for general working capital purposes. The Group also repaid bank loans of approximately HK$537.3 million.

Borrowings within one year include a loan payable of principal balance of HK$149.3 million (March 31, 2004: HK$149.3 million) due to a subsidiary of a substantial shareholder of the Company.

(12) 借款

於期內,本集團額外取得為數約457,500,000港元之銀行貸款,有關貸款均按當時市場利率計息及須於一年內償還。有關貸款乃用作一般營運資金。本集團亦已償還約537,300,000港元之銀行貸款。

一年內到期之借款包括應付本公司一位主要股東之一間附屬公司之貸款本金餘額149,300,000港元(二零零四年三月三十一日:149,300,000港元)。

(13) Pledge of Assets

At the balance sheet date, the following assets were pledged by the Group to secure banking and other financing facilities:

(13) 資產抵押

於結算日,以下資產由本集團抵押以取得銀行貸款及其他融資安排:

		September 30, 2004 HK$'000 二零零四年九月三十日 千港元	March 31, 2004 HK$'000 二零零四年三月三十一日 千港元
Trade and other receivables	貿易及其他應收款項	220,146	217,420
Inventories	存貨	90,854	93,180
Listed securities of an associate	一間聯營公司之上市證券	81,147	75,199
Land and buildings	土地及樓宇	12,403	12,392
Investments in securities	證券投資	608	813
		405,158	399,004

Notes to the Condensed Consolidated Financial Statements *(continued)*

For the six months ended September 30, 2004

簡明綜合財務報表附註(續)

截至二零零四年九月三十日止六個月

(14) Transactions with Related Parties

During the period, the Group had the following significant related party transactions:

(14) 與關連人士之交易

本集團於期內之重大關連人士交易如下:

		Six months ended September 30, 截至九月三十日止六個月	
		2004	2003
		HK$'000	*HK$'000*
		二零零四年	二零零三年
		千港元	*千港元*
Substantial shareholder and its associates:	主要股東及其聯繫人士:		
Interest paid and payable by the Group *(note a)*	本集團已付及應付之利息 *(附註a)*	**5,245**	6,031
Interest received and receivable by the Group *(note a)*	本集團已收及應收之利息 *(附註a)*	**5,640**	1,365
Management fee income *(note b)*	管理費收入 *(附註b)*	**–**	207
Associates:	聯營公司:		
Interest received and receivable by the Group *(note a)*	本集團已收及應收之利息 *(附註a)*	**47**	1,106
Management fee income *(note b)*	管理費收入 *(附註b)*	**1,489**	3,166
Rental expenses *(note c)*	租金開支 *(附註c)*	**712**	682

Details of balances with related parties at the balance sheet date are set out in notes 10 and 12.

於結算日,與關連人士之結餘款項詳情載於附註10及12。

Notes:

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

b. The transactions were determined based on terms mutually agreed by the parties concerned.

c. The transactions were carried out at term by reference to market prices of similar transactions.

附註:

a. 向/由本集團墊支之貸款及本集團應付/應收之結餘款項均為無抵押,按當時市場利率計息及根據其各自貸款協議(若有)所述年期償還。

b. 該等交易乃按有關雙方共同同意之條款釐定。

c. 該等交易乃按同類交易之市價進行。

(15) Post Balance Sheet Event

On November 23, 2004, the Company entered into a placing and subscription agreement with ITC Corporation Limited, a substantial shareholder of the Company, and a placing agent and pursuant to which the placing agent agreed to place 37,000,000 shares of HK$0.01 each of the Company at a price of HK$3.22 per share. Details are set out in the announcement dated November 23, 2004 of the Company.

(15) 結算日後事項

於二零零四年十一月二十三日,本公司與本公司一位主要股東德祥企業集團有限公司及一位配售代理訂立一份配售及認購協議。據此,配售代理同意按每股3.22港元之價格配售本公司每股面值0.01港元之股份37,000,000股。詳情載於本公司二零零四年十一月二十三日之公佈。

INDEPENDENT REVIEW REPORT

獨立審閱報告

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF HANNY HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

致錦興集團有限公司董事會
(於百慕達註冊成立之有限公司)

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 1 to 10.

緒言

本核數師行(「本行」)已按 貴公司之指示審閱載於第1頁至第10頁之中期財務報告。

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

董事之責任

香港聯合交易所有限公司證券上市規則規定編製中期財務報告須遵守香港會計師公會頒佈之會計實務準則第25號「中期財務報告」及其相關規則。中期財務報告乃由董事負責，並已獲董事審批。

本行之責任為根據本行之審核而對中期財務報告達致獨立之結論，並根與本行所協定之聘用條款且非為其他目的而僅向 閣下(作為一個整體)呈報。本行概不向任何其他人士就本報告之內容承擔責任或負責。

Review work performed

We conducted our review in accordance with Statement of Auditing Standards No. 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

進行審閱工作

本行是按照香港會計師公會頒佈之核數準則第700號「中期財務報告的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及運用分析性程序對中期財務報告作出分析，並據此評估會計政策及呈列方式是否貫徹應用(另行披露者除外)。審閱工作並不包括審核程序，如測試監控及核實資產、負債和交易。審閱工作的範圍遠較審核工作少，故所給予的保證水平也較審核低，因此，本行不會對中期財務報告發表審核意見。

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended September 30, 2004.

審閱結論

根據這項不構成審核的審閱工作，本行並不察覺須對截至二零零四年九月三十日止六個月之中期財務報告需作出任何重大修改。

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
December 23, 2004

德勤 • 關黃陳方會計師行
執業會計師

香港
二零零四年十二月二十三日

INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the six months ended September 30, 2004 (9/30/2003: HK5 cents). Accordingly, no closure of Register of Members of the Company is proposed.

中期股息

董事並不建議派發截至二零零四年九月三十日止六個月中期股息（二零零三年九月三十日：5港仙）。因此，並不建議暫停辦理股份過戶手續。

MANAGEMENT DISCUSSION AND ANALYSIS

Results and financial review

Results

For the six months ended September 30, 2004, the Group's unaudited consolidated loss before minority interests was HK$15.1 million (9/30/2003: profit of HK$32.4 million), which comprised profit from operations of HK$117.7 million (9/30/2003: HK$98.2 million), finance costs of HK$9.3 million (9/30/2003: HK$13.8 million), share of net losses of associates of HK$29.1 million (9/30/2003: HK$15.8 million), amortization of goodwill arising on acquisition of associates of HK$14.0 million (9/30/2003: HK$3.6 million), net loss on deemed disposals of shareholdings in associates of HK$11.4 million (9/30/2003: HK$Nil) and taxation of HK$69.0 million (9/30/2003: HK$32.6 million).

Profit from operations of HK$117.7 million (9/30/2003: HK$98.2 million) comprised EBITDA (Earnings before interest, tax, depreciation and amortization) of HK$152.2 million (9/30/2003: HK$128.0 million), depreciation of HK$9.0 million (9/30/2003: HK$9.5 million), amortization of intangible assets of HK$25.5 million (9/30/2003: HK$20.3 million). The increase in EBITDA was attributable to the trading of computer related products and consumer electronic products.

Segment Results

For the six months ended September 30, 2004, the Group recorded a profit from operation of HK$117.7 million which represented a 19.8% growth from HK$98.2 million, the profit of last corresponding period.

管理層討論及分析

業績及財務回顧

業績

截至二零零四年九月三十日止六個月，本集團之未經審核未計少數股東權益前之綜合虧損為15,100,000港元（二零零三年九月三十日：溢利為32,400,000港元），包括經營溢利117,700,000港元（二零零三年九月三十日：98,200,000港元）、財務費用9,300,000港元（二零零三年九月三十日：13,800,000港元）、應佔聯營公司虧損淨額29,100,000港元（二零零三年九月三十日：15,800,000港元），攤銷收購聯營公司產生之商譽14,000,000港元（二零零三年九月三十日：3,600,000港元）、視為出售聯營公司控股虧損淨額11,400,000港元（二零零三年九月三十日：零港元）及稅項69,000,000港元（二零零三年九月三十日：32,600,000港元）。

經營溢利117,700,000港元（二零零三年九月三十日：98,200,000港元）包括EBITDA（除利息、稅項、折舊及攤銷前盈利）152,200,000港元（二零零三年九月三十日:128,000,000港元），折舊9,000,000港元（二零零三年九月三十日：9,500,000港元），無形資產攤銷25,500,000港元（二零零三年九月三十日：20,300,000港元）。EBITDA之增加乃來自電腦相關產品及消費電子產品貿易。

分類業績

截至二零零四年九月三十日止六個月，本集團錄得經營溢利117,700,000港元，較去年同期溢利98,200,000港元增長19.8%。

MANAGEMENT DISCUSSION AND ANALYSIS *(continued)*

管理層討論及分析（續）

Results and financial review *(continued)*

Segment Results (continued)

For trading of computer related products, segment turnover amounted to HK$1,807.4 million, which increased by HK$191.1 million (11.8%). Segment profit amounted to HK$96.6 million, which increased by HK$26.7 million (38.2%).

For trading of consumer electronic products, segment turnover amounted to HK$913.6 million, which increased by HK$166.7 million (22.3%). Segment profit amounted to HK$14.8 million, which increased by HK$1.2 million (8.8%).

For trading of securities, segment turnover amounted to HK$1.3 million, which decreased by HK$28.1 million (95.6%). Segment profit amounted to HK$10.4 million, which decreased by HK$6.7 million (39.1%).

Liquidity

Net bank and cash balances at September 30, 2004 decreased significantly to HK$9.2 million (3/31/2004: HK$141.1 million) which accounted for 0.6% (3/31/2004: 9.8%) of the net tangible asset value of the Group. The substantially reduced cash balance, which was brought about by the repayment of borrowings, saved the finance costs by HK$4.5 million. The current ratio of the Group at September 30, 2004 was 1.58 (3/31/2004: 1.39).

Financial Review

The net current assets of the Group at September 30, 2004 increased by HK$78.4 million (12.1%) to HK$724.2 million (3/31/2004: HK$645.8 million). Such increase was mainly attributable to the repayment of borrowings of HK$79.5 million during the period.

In March 2004, in view of the increasing sales trend and boosting market prices of products such as DVD and CDR owing to the decrease in supply, the Group made bulk purchase so as to bargain for favourable prices. As a result, the inventory level of the Group significantly increased at March 31, 2004, and is now returning to the normal level to HK$672.8 million as at September 30, 2004 (3/31/2004: HK$877.4 million).

業績及財務回顧（續）

分類業績（續）

就電腦相關產品貿易而言，分類營業額為1,807,400,000港元，增加191,100,000港元（11.8%）。而分類溢利則錄得96,600,000港元，增加26,700,000港元（38.2%）。

就消費電子產品貿易而言，分類營業額為913,600,000港元，增加166,700,000港元（22.3%）。而分類溢利則錄得14,800,000港元，增加1,200,000港元（8.8%）。

就證券買賣而言，分類營業額為1,300,000港元，減少28,100,000港元（95.6%）。而分類溢利則錄得10,400,000港元，減少6,700,000港元（39.1%）。

流動資金

於二零零四年九月三十日之銀行及現金結存淨額大幅減至9,200,000港元（二零零四年三月三十一日：141,100,000港元），佔本集團有形資產淨值之0.6%（二零零四年三月三十一日：9.8%）。現金結餘大幅減少是由於償還貸款所致，此亦使財務成本節省4,500,000港元。本集團於二零零四年九月三十日之流動比率為1.58（二零零四年三月三十一日：1.39）。

財務回顧

本集團於二零零四年九月三十日之流動資產淨值增加78,400,000港元（12.1%）至724,200,000港元（二零零四年三月三十一日：645,800,000港元）。此上升主要由於期內償還貸款79,500,000港元。

於二零零四年三月，就銷售額呈增長趨勢及包括DVD及一次收錄光碟在內之產品市場價格因供應減少而上揚，本集團為求取得更佳議價而作大批量採購。因此，本集團存貨量於二零零四年三月三十一日大幅增長，於二零零四年九月三十日已回復至正常水平672,800,000港元（二零零四年三月三十一日：877,400,000港元）。

MANAGEMENT DISCUSSION AND ANALYSIS *(continued)*

管理層討論及分析（續）

Results and financial review *(continued)*

Financial Review (continued)

Trade and other receivables decreased by HK$19.5 million (2.6%) to HK$719.3 million as at September 30, 2004 (3/31/2004: HK$738.8 million). Debtors turnover improved slightly from 50 days last year to 44 days in current period.

Trade and other payables decreased by HK$351.6 million (27.6%) to HK$920.7 million as at September 30, 2004 (3/31/2004: HK$1,272.3 million). Creditors turnover day decreased from 78 days last year to 44 days in current period. It was mainly due to the settlement of large amount of long overdue trade payables during the period.

At September 30, 2004, total borrowings of the Group amounted to HK$305.5 million (3/31/2004: HK$384.2 million), of which HK$10.4 million (3/31/2004: HK$10.8 million) were not repayable within one year. The borrowings included bank borrowings of HK$126.0 million (3/31/2004: HK$205.7 million), other loans of HK$151.3 million (3/31/2004: HK$151.3 million), overdrafts of HK$24.5 million (3/31/2004: HK$23.3 million), obligations under finance leases of HK$1.3 million (3/31/2004: HK$1.5 million) and amount due to a minority shareholder of HK$2.4 million (3/31/2004: HK$2.4 million). The drop in borrowings was due to the repayment of bank and other loans during the period to reduce the finance costs.

Interests in Associates

At September 30, 2004, interests in associates was amounted to HK$847.7 million (3/31/2004: HK$906.4 million), which decreased by HK$58.7 million. The decrease in balance was mainly due to the share of losses of HK$29.1 million and the deemed disposals of associates during the period, resulting in an aggregate loss of HK$11.4 million.

業績及財務回顧（續）

財務回顧（續）

貿易及其他應收賬款下跌19,500,000港元（2.6%）至二零零四年九月三十日之719,300,000港元（二零零四年三月三十一日：738,800,000港元）。應收賬流轉期由去年之50日輕微改善至本期間之44日。

貿易及其他應付賬款下跌351,600,000港元（27.6%）至二零零四年九月三十日之920,700,000港元（二零零四年三月三十一日：1,272,300,000港元）。應付賬流轉期由去年之78日減至本期間之44日。其主要由於期內支付逾期多時之大額貿易應付款項所致。

於二零零四年九月三十日，本集團借款總額為305,500,000港元（二零零四年三月三十一日：384,200,000港元），其中10,400,000港元（二零零四年三月三十一日：10,800,000港元）毋須於一年內償還。有關借款包括銀行借款126,000,000港元（二零零四年三月三十一日：205,700,000港元）、其他貸款151,300,000港元（二零零四年三月三十一日：151,300,000港元）、透支24,500,000港元（二零零四年三月三十一日：23,300,000港元）、融資租約承擔1,300,000港元（二零零四年三月三十一日：1,500,000港元）及應付一個少數股東款項2,400,000港元（二零零四年三月三十一日：2,400,000港元）。由於期內償還銀行及其他借款，以致財務費用得以減少。

聯營公司權益

於二零零四年九月三十日，於聯營公司之權益為847,700,000港元（二零零四年三月三十一日：906,400,000港元），減少58,700,000港元。該結餘減少主要由於期內應佔虧損29,100,000港元及視為出售聯營公司而導致總虧損11,400,000港元。

MANAGEMENT DISCUSSION AND ANALYSIS *(continued)*

管理層討論及分析（續）

Results and financial review *(continued)*

Pledge of Assets

At September 30, 2004, certain assets of the Group amounted to HK$405.2 million (3/31/2004: HK$399.0 million) were pledged to banks and financial institutions for loans' facilities granted to the Group.

Gearing Ratio

The gearing ratio (borrowings/shareholders' funds) at September 30, 2004 was 16.7% (3/31/2004: 20.5%).

Exchange Rate and Interest Rate Risks Exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the recent weakening of the United States Dollars against other foreign currencies (especially Canadian Dollars and Great British Pounds) would bring about certain exchange gains to the Canadian and European subsidiaries so far. Because of the possible rebound of the United States Dollars, the Group will consider entering into hedging contracts to eliminate exposure to downside risks, whenever the Group and the concerned foreign subsidiaries think fit.

Contingent Liabilities

The Group had no significant contingent liabilities and capital commitments at the balance sheet date (3/31/2004: HK$Nil).

Employees and Remuneration Policies

At September 30, 2004, there were approximately 600 staff (3/31/2004: 800) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in various regions. They are subject to be reviewed every year. The Group also provided employees training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis and no share options were granted during the six months period.

業績及財務回顧（續）

資產抵押

於二零零四年九月三十日，本集團將405,200,000港元（二零零四年三月三十一日：399,000,000港元）之若干資產抵押予銀行及財務機構以取得本集團之貸款融資。

資本與負債比率

於二零零四年九月三十日之資本與負債比率（借款／股東資金）為16.7%（二零零四年三月三十一日：20.5%）。

匯兑及利率風險

本集團大部分之業務交易、資產及負債均以港元及美元計值，外匯波動風險對本集團而言並不重大。進口貸款之利率主要參照倫敦銀行同業拆息率或香港銀行同業拆息率以上水平計算，而銀行及其他貸款之利率則主要參照最優惠利率以上水平計算。於結算日，本集團並無訂立任何利率投機及對沖合約。然而，由於最近美元相對其他外幣之匯率偏軟（尤其是與加元及英鎊之兑換率），目前能為加拿大及歐洲附屬公司帶來若干匯兑收益。鑑於美元可能反彈，本集團將考慮於其本身及有關之海外附屬公司認為合適時訂立對沖合約以對銷下調風險。

或然負債

本集團於結算日並無任何重大或然負債及資本承擔（二零零四年三月三十一日：零港元）。

僱員及薪酬政策

於二零零四年九月三十日，本集團僱用約600名員工（二零零四年三月三十一日：800名）。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。每年均會作出檢討。本集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員，表現優異之僱員會獲得購股權之獎勵。六個月期間內並無授出購股權。

BUSINESS AND OPERATIONS REVIEW

Trading Operations Review

The Group achieved satisfactory results in its core business for the past six months.

North America

Sales of both CD and DVD media remained strong in the first half of the fiscal year. The Group is aggressively expanding its presence by adding distribution through new retail outlets such as Staples, Office Depot and MediaMKT. The Group expects to see a substantial increase in DVD volumes in the second half of the year accompanied by more stable pricing. Stronger revenue growth is projected as a results of these factors.

In the United States, according to industry trade publications, Memorex® continues to be the American market leader in DVD sales with a 28.3% share and CD sales with a 22.6% share. DVD revenues were weaker than expected due to a decline in market prices without a significant increase in volume. However, we expect to see a substantial increase in DVD volumes in the second half of the year accompanied by more stable pricing resulting in stronger revenue growth.

In Canada, Memorex® media has gained a very strong market position. There are only a handful of major outlets that cover the country from coast to coast and the Group's products can be found in Best Buy Co. Inc. ("Best Buy"), Future Shop Ltd. ("Future Shop") and Walmart Stores Inc. ("Walmart"), the top three retailers in the market. The growth of these retailers has continued to soar and the Group has also enjoyed major market share growth with them. Our distribution network to the smaller retailers is growing. The Group's products currently represent a significant part of Best Buy/ Future Shop's CDR business and DVD business. The future growth potential is very positive and with the surge in higher speed DVD media and DVD 120 video products, other distribution opportunities are expected to become available.

業務及經營回顧

貿易業務回顧

於過去六個月，本集團之核心業務錄得理想業績。

北美

於本財政年度上半年，CD及DVD媒體之銷售保持強勁。本集團透過雜貨店、辦公室用品售賣場及MediaMKT等新設零售點增加分銷，積極拓展其市場份額。本集團預期本年度下半年DVD之銷售額將大幅增加，而價格將更穩定。基於該等有利因素，預料收入增長將更強勁。

根據行業刊物報導，Memorex®於美國市場繼續處於領導地位，DVD市場佔有率達28.3%，而CD市場佔有率則達22.6%。由於市場價格下調而銷量並無大幅增加，DVD收入較預期為低。然而，本集團預期本年度下半年DVD之銷量將大幅增加，價格更穩定而收入增長更強勁。

在加拿大，Memorex®媒體的市場地位舉足輕重。惟擁有全國覆蓋網之主要零售分銷商屈指可數，而本集團產品於市場三大零售商Best Buy Co. Inc.（「Best Buy」）、Future Shop Ltd.（「Future Shop」）及Walmart Stores Inc.（「Walmart」）之店舖均有出售。此等零售商業務持續增長，而本集團之主要市場佔有率亦與該等公司一併提高。本集團面向小規模零售商之分銷網絡不斷壯大。目前，本集團之產品佔Best Buy/Future Shop之一次收錄光碟業務及DVD業務之重要部分。未來增長潛力十分樂觀，加上更高速DVD媒體及DVD 120視像產品之熱潮，其他分銷機會料將陸續出現。

BUSINESS AND OPERATIONS REVIEW *(continued)*

Trading Operations Review *(continued)*

North America (continued)

The CDR market in Canada for domestic brands has been falling due to the copyright levy imposed on the product. Competition for CDR sales has become extremely fierce due to the steady influx of other non domestic brands that are being blatantly sold. This has caused great concern in the market as second tier retailers use these non domestic brands to undercut the majors. The Group expects that some of the bigger retailers will add non name brands to their shelves to stay competitive. Obviously, the effect on domestic brands like Memorex® will be a reduction in sales. Although this segment has fallen quickly, the Group believes that since CDR is a mature category, the overall impact of this change will be offset by rising DVD sales expected in the future.

Europe

In Europe, Memorex® achieved a number three market share position with 6.9% in DVD and a number four market share position in CDR with 5.0%. The Group has continued the successful strategy of supplying key retailers on a direct basis and has more than doubled the number of customers now supplied directly. Even though the DVD market suffered severe price erosion during this period and market growth was not as predicted, Memorex® still increased unit sales by 25% and turnover by 10% in comparison to the corresponding period in last year. Operating costs have been controlled and are running at the same level as the previous year.

Asia

In Asia, the Group recorded a small profit in the first half of the fiscal year. Japan market situation is so tough especially on the electronics business and hence sales have been a bit under than expected. Nevertheless, with tighten control on costs and better sourcing, we were able to maintain our profitability as planned. Due to the on-going increase on media costs, sales did not increase substantially for the past six months but with better marketing strategy, we expect sales can pick up again in 2005. Singapore has been growing steadily but we expected that its business will even be better for the second half of the year. For other regions, we have signed the distributorship agreements with several reputable distributors in respect with Taiwan and New Zealand in 2004, and are now in progress to appoint a Korean distributor and with that Memorex®'s Asia business will further be strengthened. In general, Asia business is growing steadily for the past six months but expected to grow rapidly in 2005 with all distributors appointed for targeted regions.

業務及經營回顧（續）

貿易業務回顧（續）

北美（續）

在加拿大市場，國內品牌一次收錄光碟之市場份額正在不斷減少，此乃由於加拿大對該產品徵收版權稅所致。由於其他外國品牌產品流入該市場銷售，使一次收錄光碟之競爭非常激烈。二線零售商利用該等外國品牌將售價調至低於主要零售商，此問題已引起極大關注。本集團預期若干較大零售商將加進無品牌產品以保持競爭力。顯然，其將導致Memorex®品牌產品之銷售額減少。儘管該業務量快速下滑，但本集團相信，由於一次收錄光碟乃一個成熟產品類別，銷量變化之整體影響預料將因DVD銷量的增加而抵銷。

歐洲

在歐洲，Memorex®之DVD市場佔有率居第三位，達6.9%，而一次收錄光碟市場佔有率居第四位，達5.0%。本集團繼續以直接方式向主要零售商供應產品之成功策略，並已取得雙倍以上數目之現時直接供應客戶。儘管期內DVD市場經歷嚴重價格下滑及未達到預期之市場增長，但與去年同期相比，Memorex®之單位銷售及營業額仍分別增加25%及10%。經營成本已受控制並與去年水平相同。

亞洲

於財政年度上半年，本集團在亞洲錄得輕微利潤。在日本市場的經營並不容易，尤其在電子業務方面，因此銷售額略低於預期。然而，本集團憑藉實施更嚴緊的成本及採購控制措施，成功達到預算利潤水平。由於媒體成本持續上漲，過去六個月銷售額並無大幅上升，但本集團預計在更佳的營銷策略下，銷售額可於二零零五年回升。新加坡業務正在穩步增長，本集團預期本年度下半年其業務將有更佳表現。其他地區方面，本集團已於二零零四年與若干著名分銷商簽訂有關台灣及新西蘭的分銷協議，現正安排委任一名南韓分銷商，此等措施將可進一步加強Memorex®的亞洲業務。概括而言，亞洲業務在過去六個月正穩定增長，但預料在各目標地區完成委任所有分銷商後，二零零五年將可預見快速的業務增長。

BUSINESS AND OPERATIONS REVIEW *(continued)*

Placing and Subscription of Shares

On November 23, 2004, ITC Corporation Limited ("ITC"), a substantial shareholder of the Company, entered into a placing and subscription agreement with the placing agent and the Company pursuant to which ITC agreed to place 37,000,000 shares at the price of HK$3.22 per share to not less than six placees who were independent third parties procured by the placing agent and ITC would subscribe for 37,000,000 new shares at the same price of HK$3.22 per share. Please refer to the Company's announcement dated November 23, 2004 for details of such placing and subscription.

Outlook

Operationally, the Group is in the process of consolidating its Canadian warehouse into its U.S. operations, which will reduce operating expenses and improve inventory management. This consolidation will be fully implemented in the third fiscal quarter. The Group is also currently reviewing its supply chain in Europe to refocus on better execution in the retail channel. Going forward, the Group will be in a very good position with the retail trade and expect to continue this trend over the next year as media categories evolve to new technologies.

Growth in the second half of financial year 2005 will also be driven by increased sales of USB flash drives which started to show signs of strong growth in late second quarter. Our introduction of alkaline batteries in both the U.S. and Europe is gaining strong distribution in the retail channel.

As the Group looks to the second half of financial year 2005 and financial year 2006, the Group envisages strong DVD revenue and unit growth along with significant growth within the USB segment. Our strategy is to position Memorex® as a leader in the USB drive segment through increased advertising and retail placement. Both of these initiatives should help drive continued revenue growth in financial year 2006.

業務及經營回顧（續）

配售及認購股份

於二零零四年十一月二十三日，本公司主要股東德祥企業集團有限公司（「德祥企業」）與配售代理及本公司訂立一項配售及認購協議，據此，德祥企業同意按每股3.22港元之價格向不少於六名承配人（為配售代理介紹之獨立第三者）配售37,000,000股股份，而德祥企業則會按每股3.22港元之相同價格認購37,000,000股新股。有關配售及認購之詳情，請參閱本公司於二零零四年十一月二十三日之公佈。

展望

在經營上，本集團正將其加拿大倉儲業務併入美國之經營中，以減少經營成本，提升庫存管理。合併將於第三個財政季度全部完成。本集團現時亦檢討其在歐洲之供應鏈，以重新集中力量發揮更好零售渠道之作用。展望未來，鑒於媒體產品類別不斷創新技術，本集團將在零售貿易方面處於更加有利地位，且預期此趨勢將持續至明年。

二零零五財政年度下半年之增長亦將受USB flash drives（在第二季度末開始顯現強勁增長迹象）銷售之增加而帶動。本集團在美國及歐洲市場推出之鹼性電池，在零售渠道之分銷表現理想。

展望二零零五年財政年度下半年及二零零六年財政年度，本集團預計DVD之收入及數量將錄得強勁增長，且USB分部亦將出現重大增長。本集團之策略乃透過增加廣告及零售宣傳，將Memorex®定位為USB驅動裝置之領導者。該兩項策略應有助推動二零零六年財政年度之收入持續增長。

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at September 30, 2004, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which: (a) were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

董事之股份、相關股份及債券權益及淡倉

於二零零四年九月三十日，本公司董事及主要行政人員於本公司及其聯繫公司(依據證券及期貨條例(「證券及期貨條例」)第XV部之定義)之股份、相關股份及債券中擁有：(a)須根據證券及期貨條例第XV部第7及8分部或根據上市發行人董事進行證券交易之標準守則(「標準守則」)通知本公司及香港聯合交易所有限公司(「聯交所」)之權益及淡倉(包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉)，或(b)根據證券及期貨條例第352條須載入本公司存置之登記冊之權益及淡倉如下：

(a) Interests in the Shares of the Company

(a) 本公司股份之權益

Name of Director 董事名稱	Long position/ Short position 好倉／淡倉	Capacity 身份	Nature of interest 權益性質	Number of shares held in the Company 持有本公司股份數目	Approximate % of the ordinary issued share capital of the Company 本公司已發行普通股本概約百分比
Dr. Chan Kwok Keung, Charles ("Dr. Chan") *(refer to notes)*	Long position	Interest of controlled corporation	Corporate interest	45,798,813	24.55%
陳國強博士(「陳博士」) *(見附註)*	好倉	受控公司之權益	公司權益	45,798,813	24.55%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	1,750,000	0.94%
呂兆泉先生	好倉	實益擁有人	個人權益	1,750,000	0.94%

Notes:

1. This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

2. Dr. Chan is deemed to have a corporate interest in 45,798,813 shares of the Company by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph *"Interests and Short Positions of Shareholders Discloseable under the SFO"* below.

附註：

1. 該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文分段(b)所載權益一併計算，以計算陳博士於本公司之權益總額。

2. 陳博士因在Chinaview International Limited(「Chinaview」)擁有權益而被視為擁有本公司45,798,813股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益及淡倉」一段詳述，並與該段所述之權益完全相同。

(b) Interests in equity derivatives (as defined in the SFO) of the Company

(b) 本公司股本衍生工具（定義見證券及期貨條例）之權益

Name of Director 董事名稱	Long position/ Short position 好倉／淡倉	Capacity 身份	Nature of interest 權益性質	Exercisable period 行使期間	Number of Share Options as at 4.1.2004 and 9.30.2004 於二零零四年四月一日及二零零四年九月三十日之購股權數目	Exercise price per share HK$ 每股行使價 港元	Approximate % of the ordinary issued share capital of the Company 本公司已發行普通股本概約百分比
Dr. Chan	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	4,000,000	2.9888	2.14%
				2.23.2004 to 2.22.2006	1,600,000	3.415	0.86%
陳博士	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	4,000,000	2.9888	2.14%
				二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.86%
Dr. Yap, Allan.	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	3,250,000	2.9888	1.74%
				2.23.2004 to 2.22.2006	1,600,000	3.415	0.86%
Yap, Allan博士	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	3,250,000	2.9888	1.74%
				二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.86%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	2.23.2004 to 2.22.2006	1,600,000	3.415	0.86%
呂兆泉先生	好倉	實益擁有人	個人權益	二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.86%
Mr. Chan Kwok Hung	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	1,750,000	2.9888	0.94%
				2.23.2004 to 2.22.2006	1,600,000	3.415	0.86%
陳國鴻先生	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	1,750,000	2.9888	0.94%
				二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.86%

(c) Interests in associated corporation (as defined in the SFO) of the Company

(c) 本公司聯繫公司(定義見證券及期貨條例)之權益

(i) Interests in shares of China Strategic Holdings Limited ("CSHL")

(i) 中策集團有限公司(「中策」)之股份權益

Name of Director 董事名稱	Long position/ Short position 好倉/淡倉	Capacity 身份	Nature of interest 權益性質	Number of shares held in CSHL 持有中策股份數目	Approximate % of the ordinary issued share capital of CSHL 中策已發行普通股本概約百分比
Dr. Chan	Long position	Interest of controlled corporation *(Note)*	Corporate interest	258,819,795	29.36%
陳博士	好倉	受控公司之權益 *(附註)*	公司權益	258,819,795	29.36%

Note:

Dr. Chan owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns approximately 33.58% of the entire issued ordinary share capital of ITC. ITC owns the entire interest of ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns approximately 55.06% of the entire issued share capital of Paul Y. - ITC Construction Holdings Limited ("Paul Y."). Paul Y. owns the entire interest of Paul Y. - ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest of Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan Developments Limited ("Calisan").

附註:

陳博士擁有Chinaview所有權益,而Chinaview則擁有Galaxyway Investments Limited(「Galaxyway」)所有權益。Galaxyway擁有德祥企業全部已發行普通股本約33.58%權益。德祥企業擁有ITC Investment Holdings Limited(「ITC Investment」)所有權益。ITC Investment擁有Hollyfield Group Limited(「Hollyfield」)所有權益。Hollyfield擁有保華德祥建築集團有限公司(「保華德祥」)全部已發行股本約55.06%權益。保華德祥擁有Paul Y.-ITC Investments Group Limited(「PYITCIG」)所有權益。PYITCIG擁有Great Decision Limited(「GDL」)所有權益,而GDL則擁有Calisan Developments Limited(「Calisan」)所有權益。

Accordingly, Dr. Chan is deemed to be interested in 258,819,795 shares of CSHL which are held by Calisan by virtue of his interests in Chinaview.

故此,陳博士因在Chinaview擁有權益而被視為擁有由Calisan所持有之中策258,819,795股股份。

(ii) **Interests in PSC Corporation Ltd ("PSC")**

(ii) **普威聯營有限公司(「普威聯營」)之權益**

Name of Director 董事名稱	Long position/ Short position 好倉/淡倉	Capacity 身份	Nature of interest 權益性質	Exercisable period 行使期間	Number of Share Options 購股權數目	Exercise price per share 每股行使價 S$ 新加坡元	Approximate % of the issued share capital of PSC 普威聯營已發行股本概約百分比
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	8.20.2004 to 8.19.2013	5,000,000	0.105	0.37%
Yap, Allan博士	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	5,000,000	0.105	0.37%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	8.20.2004 to 8.19.2013	2,000,000	0.105	0.15%
呂兆泉先生	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	2,000,000	0.105	0.15%

Save as disclosed above, as at September 30, 2004, none of the directors and chief executives of the Company had: (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

除上文所披露者外，於二零零四年九月三十日，本公司董事及主要行政人員概無：(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或任何聯繫公司(依據證券及期貨條例第XV部之定義)之股份、相關股份或債券中擁有任何權益或淡倉；(b)根據證券及期貨條例第352條須載入本公司存置之登記冊之任何權益；或(c)須根據標準守則通知本公司及聯交所之任何權益。

SHARE OPTIONS AND DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

購股權及董事收購股份或債券之權利

The following options were granted to the directors of the Company and employees of the Group to subscribe for shares in the Company.

以下為授予本公司董事及本集團僱員以認購本公司股份之購股權。

Date of grant 授出日期	Exercisable period 行使期間	Exercise price per share 每股行使價 HK$ 港元	Balance at 4.1.2004 於二零零四年四月一日之結餘	Number of share options 購股權數目 Granted during the period 於期內已授出	Exercised during the period 於期內已行使	Cancelled/ Lapsed during the period 於期內已註銷／已失效	Balance at 9.30.2004 於二零零四年九月三十日之結餘
Directors *(Note)* **董事** *(附註)*							
8.31.2001	8.31.2001 to 8.30.2006	2.9888	9,000,000	–	–	–	9,000,000
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	9,000,000	–	–	–	9,000,000
2.23.2004	2.23.2004 to 2.22.2006	3.415	6,400,000	–	–	–	6,400,000
二零零四年二月二十三日	二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000	–	–	–	6,400,000
Employees **僱員**							
2.23.2004	2.23.2004 to 2.22.2006	3.415	6,400,000	–	–	–	6,400,000
二零零四年二月二十三日	二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000	–	–	–	6,400,000

Note:

Details of the options granted to the directors are set out in the sub-heading "Interests in equity derivatives (as defined in the SFO) of the Company" of the section headed "Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures".

附註：

授予董事之購股權詳情載於「董事之股份、相關股份及債券權益及淡倉」一節「本公司股本衍生工具(定義見證券及期貨條例)之權益」分段。

None of the share options was granted or exercised during the period ended September 30, 2004.

截至二零零四年九月三十日止期間，概無購股權獲授出或行使。

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

根據證券及期貨條例須予披露之股東權益及淡倉

So far as is known to the directors and chief executives of the Company, as at September 30, 2004, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

就本公司董事及主要行政人員所知悉，於二零零四年九月三十日，以下人士於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露或記錄於本公司根據證券及期貨條例第336條而存置之主要股東登記冊之權益或淡倉：

Name of Shareholders 股東名稱	*Notes* 附註	Long position/ Short position 好倉／淡倉	Capacity 身份	Number of shares of the Company held 持有本公司股份數目	Number of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份數目 (本公司非上市股本衍生工具)	Approximate % of the ordinary issued share capital of the Company 本公司已發行普通股本概約百分比
Ms. Ng Yuen Lan, Macy	1	Long position	Interest of spouse	45,798,813	–	24.55%
伍婉蘭女士	1	好倉	配偶權益	45,798,813	–	24.55%
Ms. Ng Yuen Lan, Macy	1	Long position	Interest of spouse	–	5,600,000	3.00%
伍婉蘭女士	1	好倉	配偶權益	–	5,600,000	3.00%
Dr. Chan	1	Long position	Interest of controlled corporation	45,798,813	–	24.55%
陳博士	1	好倉	受控公司之權益	45,798,813	–	24.55%
Dr. Chan	1	Long position	Beneficial owner	–	5,600,000	3.00%
陳博士	1	好倉	實益擁有人	–	5,600,000	3.00%
Chinaview	1	Long position	Interest of controlled corporation	45,798,813	–	24.55%
Chinaview	1	好倉	受控公司之權益	45,798,813	–	24.55%
Galaxyway	1	Long position	Interest of controlled corporation	45,798,813	–	24.55%
Galaxyway	1	好倉	受控公司之權益	45,798,813	–	24.55%
ITC	1	Long position	Interest of controlled corporation	45,798,813	–	24.55%
德祥企業	1	好倉	受控公司之權益	45,798,813	–	24.55%
ITC Investment	1	Long position	Interest of controlled corporation	45,798,813	–	24.55%
ITC Investment	1	好倉	受控公司之權益	45,798,813	–	24.55%
Mankar Assets Limited ("Mankar")	1	Long position	Interest of controlled corporation	45,798,813	–	24.55%
Mankar Assets Limited (「Mankar」)	1	好倉	受控公司之權益	45,798,813	–	24.55%

Name of Shareholders 股東名稱	*Notes* *附註*	Long position/ Short position 好倉／淡倉	Capacity 身份	Number of shares of the Company held 持有本公司股份數目	Number of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份數目（本公司非上市股本衍生工具）	Approximate % of the ordinary issued share capital of the Company 本公司已發行普通股本概約百分比
Famex Investment Limited ("Famex")	*1*	Long position	Beneficial owner	45,798,813	–	24.55%
其威投資有限公司（「其威」）	*1*	好倉	實益擁有人	45,798,813	–	24.55%
Deutsche Bank Aktiengesellschaft		Long position	Security interest	11,233,000	–	6.02%
Deutsche Bank Aktiengesellschaft		好倉	證券權益	11,233,000	–	6.02%
Hutchison Whampoa Limited ("HWL")	*2*	Long position	Interest of controlled corporation	10,002,653	–	5.36%
和記黃埔有限公司	*2*	好倉	受控公司之權益	10,002,653	–	5.36%
Hutchison International Limited ("HIL")	*2*	Long position	Interest of controlled corporation	10,002,653	–	5.36%
Hutchison International Limited ("HIL")	*2*	好倉	受控公司之權益	10,002,653	–	5.36%
Yachting Investments Limited ("Yachting")	*2*	Long position	Interest of controlled corporation	10,002,653	–	5.36%
Yachting Investments Limited（「Yachting」）	*2*	好倉	受控公司之權益	10,002,653	–	5.36%
Cobbleford Limited ("Cobbleford")	*2*	Long position	Beneficial owner	10,002,653	–	5.36%
Cobbleford Limited（「Cobbleford」）	*2*	好倉	實益擁有人	10,002,653	–	5.36%
Mr. Li Ka-shing	*2 & 3*	Long position	Founder of discretionary trusts and interest of controlled corporations	10,002,653	–	5.36%
李嘉誠先生	*2及3*	好倉	全權信託創辦人及受控公司權益	10,002,653	–	5.36%
Li Ka-Shing Unity Trustee Corporation Limited (as trustee of The Li Ka-Shing Unity Discretionary Trust)	*2 & 3*	Long position	Trustee and beneficiary of a trust	10,002,653	–	5.36%
Li Ka-Shing Unity Trustee Corporation Limited（作為The Li Ka-Shing Unity Discretionary Trust之信託人）	*2及3*	好倉	信託人及信託受益人	10,002,653	–	5.36%

Name of Shareholders 股東名稱	Notes 附註	Long position/ Short position 好倉／淡倉	Capacity 身份	Number of shares of the Company held 持有本公司股份數目	Number of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份數目(本公司非上市股本衍生工具)	Approximate % of the ordinary issued share capital of the Company 本公司已發行普通股本概約百分比
Li Ka-Shing Unity Trustcorp Limited (as trustee of another discretionary trust)	2 & 3	Long position	Trustee and beneficiary of a trust	10,002,653	–	5.36%
Li Ka-Shing Unity Trustcorp Limited (作為另一項全權信託之信託人)	2及3	好倉	信託人及信託受益人	10,002,653	–	5.36%
Li Ka-Shing Unity Trustee Company Limited (as trustee of The Li Ka-Shing Unity Trust)	2 & 3	Long position	Trustee	10,002,653	–	5.36%
Li Ka-Shing Unity Trustee Company Limited(作 The Li Ka-Shing Unity Trust之信託人)	2及3	好倉	信託人	10,002,653	–	5.36%
Cheung Kong (Holdings) Limited ("CKH")	2 & 3	Long position	Interest of controlled corporations	10,002,653	–	5.36%
長江實業(集團)有限公司(「長實集團」)	2及3	好倉	受控公司之權益	10,002,653	–	5.36%

Notes:

(1) Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 45,798,813 shares of the Company which are held by Famex. Ms. Ng Yuen Lan, Macy is deemed to be interested in 5,600,000 underlying shares (in respect of unlisted equity derivatives) of the Company held by Dr. Chan.

(2) Cobbleford is a wholly-owned subsidiary of Yachting, which in turn is a wholly-owned subsidiary of HIL. HIL is a wholly-owned subsidiary of HWL. Certain subsidiaries of CKH are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of HWL. Yachting, HIL, HWL and CKH are all deemed to be interested in 10,002,653 shares held by Cobbleford.

(3) Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued

附註：

(1) 其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥企業已發行普通股本三分之一以上。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥企業、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威持有之45,798,813股本公司股份中擁有權益。伍婉蘭女士被視為於陳博士持有之5,600,000股本公司相關股份（有關非上市股本衍生工具）中擁有權益。

(2) Cobbleford為Yachting之全資附屬公司，而Yachting則為HIL之全資附屬公司。HIL為和記黃埔之全資附屬公司。長實集團之若干附屬公司有權於和記黃埔之股東大會上行使或控制行使超過三分之一之投票權。Yachting、HIL、和記黃埔及長實集團均被視為於Cobbleford持有之10,002,653股股份中擁有權益。

(3) 李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有Li Ka-Shing Unity Holdings Limited已發行股本之三分之一，而該公司則擁有Li Ka-Shing

share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of CKH.

Unity Trustee Company Limited全部已發行股本。Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust信託人之身份，連同若干公司合共持有長實集團三分之一以上之已發行股本，而Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust信託人之身份有權在該等公司之股東大會上行使或控制行使三分之一以上之投票權。

In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of The Li Ka-Shing Unity Discretionary Trust ("DT1") and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of another discretionary trust ("DT2"). Each of TDT1 and TDT2 holds units in The Li Ka-Shing Unity Trust.

此外，Li Ka-Shing Unity Holdings Limited亦擁有Li Ka-Shing Unity Trustee Corporation Limited(「TDT1」)(作為The Li Ka-Shing Unity Discretionary Trust(「DT1」)之信託人)以及Li Ka-Shing Unity Trustcorp Limited(「TDT2」)(作為另一項全權信託(「DT2」)之信託人)之全部已發行股本。TDT1及TDT2各持有The Li Ka-Shing Unity Trust之信託單位。

By virtue of the SFO, each of Mr. Li Ka-shing being the settlor and may being regarded as a founder of each of DT1 and DT2 for the purpose of the SFO, CKH, Li Ka-Shing Unity Trustee Company Limited, Li Ka-Shing Unity Trustcorp Limited and Li Ka-Shing Unity Trustee Corporation Limited is deemed to be interested in 10,002,653 shares which are held by Cobbleford.

根據證券及期貨條例，李嘉誠先生(作為財產授予人以及就證券及期貨條例而言可被視為DT1及DT2之成立人)、長實集團、Li Ka-Shing Unity Trustee Company Limited、Li Ka-Shing Unity Trustcorp Limited及Li Ka-Shing Unity Trustee Corporation Limited均被視為於Cobbleford所持有之10,002,653股股份中擁有權益。

Save as disclosed above, as at September 30, 2004, there was no other person (other than the directors or the chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

除上述披露者外，於二零零四年九月三十日，並無其他人士(除本公司董事或主要行政人員外)於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露或記錄於本公司根據證券及期貨條例第336條而存置之主要股東登記冊之權益或淡倉。

CONTINUING DISCLOSURE OBLIGATION

持續披露責任

The total market capitalization of the Company was approximately HK$499 million as at September 30, 2004 (the "Total Market Capitalisation"). The trade receivables due to the Group from (1) Walmart and (2) Best Buy two principal groups of customers of the Group, amounted to approximately HK$149.5 million and HK$57.3 million respectively as at September 30, 2004. Each of the two groups of trade receivables were interest-free, unsecured, within their credit terms of 0 to 90 days from the invoice date and arose from the ordinary course of business, and represented more than 8% of the Total Market Capitalisation.

本公司於二零零四年九月三十日之總市值約為499,000,000港元(「總市值」)。於二零零四年九月三十日，本集團應收(1) Walmart及(2) Best Buy本集團之兩大集團客戶之貿易應收款項分別約為149,500,000港元及57,300,000港元。上述兩個集團各自結欠之貿易應收款項均為免息、無抵押，須於彼等自發票日期起計0至90日之信貸款內償還，且在本集團日常業務過程中產生，佔總市值超逾8%。

As at September 30, 2004, the aggregate amount of the advance by the Company to Wing On Travel (Holdings) Limited was approximately HK$151.5 million (the "Loan"), representing more than 8% of the Total Market Capitalisation. The Loan is unsecured and bears interest at a rate of 2% over the Hong Kong dollar prime rate and is repayable on demand.

於二零零四年九月三十日，本公司給予永安旅遊(控股)有限公司之墊款總額約為151,500,000港元(「該貸款」)，佔總市值超逾8%。該貸款乃無抵押，按港元最優惠利率加2厘計息，並須於要求時償還。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the six months ended September 30, 2004.

購買、出售或贖回本公司之上市證券

於截至二零零四年九月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回任何本公司之上市證券。

AUDIT COMMITTEE

The members of the audit committee (the "Committee") comprise Mr. Cheung Hon Kit, Mr. Kwok Ka Lap, Alva and Mr. Wong King Lam, Joseph. The Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the unaudited consolidated interim results for the six months ended September 30, 2004.

審核委員會

審核委員會(「委員會」)之成員包括張漢傑先生、郭嘉立先生及黃景霖先生。委員會已聯同管理層審閱本集團所採納之會計政策及慣例，並就審核、內部監控及財務申報事宜進行磋商，其中包括審閱截至二零零四年九月三十日止六個月之未經審核綜合中期業績。

CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for the six months ended September 30, 2004, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") except that non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at annual general meeting in accordance with the bye-laws of the Company.

最佳應用守則

董事概無獲悉任何資料，足以合理顯示本公司現時或於截至二零零四年九月三十日止六個月內，並未遵守聯交所證券上市規則(「上市規則」)附錄十四所載最佳應用守則之規定，惟非執行董事並無固定任期，因彼等須根據本公司之公司細則，在股東週年大會上依章輪值告退並膺選連任。

MODEL CODE

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules with respect to directors' securities transactions in relation to the accounting period covered by the interim report. The directors of the Company have complied with, and there has been no non-compliance with, the required standard set out in the Model Code regarding directors' securities transactions, as supported by specific enquiry made of all directors of the Company.

標準守則

本公司就本中期報告所包括會計期間已採納了上市規則附錄十所載之標準守則。經向本公司所有董事作出具體查詢後，本公司確認各董事均已遵守及並無違反標準守則所規定有關董事進行證券交易之標準。

ACKNOWLEDGEMENTS

Finally, on behalf of the directors, I wish to express my sincere appreciation to all the staff of the Group for their continuing dedication and support. I would also like to thank our shareholders, suppliers, bankers and customers for their continued support.

致謝

最後，本人謹代表各董事向本集團全體員工致以衷心謝意，感謝諸位一直以來對集團之貢獻與支持，同時亦謹此鳴謝全體股東、供應商、往來銀行與客戶之不斷鼎力支持。

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, December 23, 2004

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零四年十二月二十三日

BOARD OF DIRECTORS
Executive Directors
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung

Non-Executive Directors
Mr. Fok Kin Ning, Canning
Ms. Shih, Edith *(alternate to Mr. Fok Kin Ning, Canning)*
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent non-executive Directors
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

AUDIT COMMITTEE
Mr. Cheung Hon Kit
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

COMPANY SECRETARY
Ms. Cheng Wai Chu, Judy

AUDITORS
Deloitte Touche Tohmatsu
Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

PRINCIPAL BANKERS
Bank of America, U.S.A.
Bank of China (Hong Kong) Limited
Citic Ka Wah Bank Limited
Hang Seng Bank Limited
Wing Hang Bank, Ltd.

PRINCIPAL REGISTRAR
The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

BRANCH REGISTRAR
Secretaries Limited
Ground Floor
Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong

REGISTERED OFFICE
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE
8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong,
Kowloon, Hong Kong
Tel: (852) 2372 0722
Fax: (852) 2304 4236

STOCK CODE
The Stock Exchange of Hong Kong Limited: 275

董事會
執行董事
陳國強博士 *(主席)*
Yap, Allan博士 *(董事總經理)*
呂兆泉先生 *(副董事總經理)*
陳國鴻先生

非執行董事
霍建寧先生
施熙德女士 *(霍建寧先生之替代董事)*
葉德銓先生
張漢傑先生

獨立非執行董事
袁天凡先生
郭嘉立先生
黃景霖先生

審核委員會
張漢傑先生
郭嘉立先生
黃景霖先生

公司秘書
鄭慧珠女士

核數師
德勤•關黃陳方會計師行
執業會計師
香港干諾道中111號
永安中心26樓

主要往來銀行
Bank of America, 美國
中國銀行(香港)有限公司
中信嘉華銀行有限公司
恒生銀行有限公司
永亨銀行有限公司

主要過戶登記處
The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

過戶登記分處
秘書商業服務有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要辦事處
香港九龍
觀塘鴻圖道51號
保華企業中心8樓
電話：(852) 2372 0722
傳真：(852) 2304 4236

股票編號
香港聯合交易所有限公司：275

HANNY

VISIONS AHEAD



HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004

The Board of Directors of Hanny Holdings Limited (the "Company") presents the unaudited condensed consolidated financial statements of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2004.

Condensed Consolidated Income Statement
For the six months ended September 30, 2004

	Notes	Six months ended September 30, 2004 HK$'000 (Unaudited)	2003 HK$'000 (Unaudited)
Turnover	(3)	**2,722,355**	2,392,667
Cost of sales		**(2,157,771)**	(1,890,090)
Gross profit		**564,584**	502,577
Other operating income		**43,682**	44,256
Distribution and selling expenses		**(334,310)**	(309,430)
Administrative expenses		**(151,275)**	(139,199)
Other operating expense		**(4,948)**	–
Profit from operations	(4)	**117,733**	98,204
Finance costs		**(9,340)**	(13,800)
Share of results of associates		**(29,128)**	(15,856)
Amortization of goodwill arising on acquisition of associates		**(14,045)**	(3,607)
Net loss on deemed disposals of shareholdings in associates		**(11,400)**	–

	Note	2004	2003
Profit before income tax		**53,820**	64,941
Income tax expense	*(5)*	**(68,990)**	(32,580)
(Loss) profit before minority interests		**(15,170)**	32,361
Minority interests		**(9,862)**	(22,299)
(Loss) profit for the period		**(25,032)**	10,062
Dividend	*(6)*	**11,193**	3,206
(Loss) earnings per share Basic	*(7)*	**HK(13.4) cents**	HK6.3 cents

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2004

(1) Basis of Preparation

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") and with Statement of Standard Accounting Practice No.25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

(2) Principal Accounting Policies

The condensed consolidated financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended March 31, 2004.

(3) Segment Information

Business Segments

For management purposes, the Group is currently organized into three operating divisions, namely computer related products, consumer electronic products and securities. These divisions are the bases on which the Group reports its primary segment information.

Principal activities are as follows:

Computer related products

Trading of computer related products and provision of handling services.

Consumer electronic products

Trading of consumer electronic products.

Securities

Trading of securities and financial instruments.

Six months ended September 30, 2004

	Computer related products *HK$'000*	Consumer electronic products *HK$'000*	Securities *HK$'000*	Consolidated *HK$'000*
Turnover	1,807,432	913,616	1,307	2,722,355
Segment result	96,648	14,824	10,409	121,881
Interest income				9,405
Allowances for short-term loans receivable				(3,469)
Unallocated corporate expenses				(10,084)
Profit from operations				117,733

Six months ended September 30, 2003

	Computer related products *HK$'000*	Consumer electronic products *HK$'000*	Securities *HK$'000*	Consolidated *HK$'000*
Turnover	1,616,303	746,958	29,406	2,392,667
Segment result	69,938	13,598	17,188	100,724
Interest income				11,588
Gain on disposal of investment securities				9,577
Allowances for short-term loans and interest receivable				(10,683)
Unallocated corporate expenses				(13,002)
Profit from operations				98,204

(4) Profit from Operations

Profit from operations has been arrived at after charging (crediting):

	Six months ended September 30,	
	2004	2003
	HK$'000	*HK$'000*
Allowance for bad and doubtful debts	**7,198**	7,087
Amortization of intangible assets (included in administrative expenses)	**25,533**	20,254
Depreciation and amortization of property, plant and equipment	**9,032**	9,532
Exchange losses	**838**	3,681
Gain on disposal of investment securities	**–**	(9,577)
Gain on trading of financial instruments	**(15,100)**	–
Interest income	**(9,405)**	(11,588)
Net realized gain on other investments	**(257)**	(2,145)
Net unrealized holding loss (gain) on other investments	**4,948**	(15,043)

(5) **Income Tax Expense**

	Six months ended September 30, 2004 HK$'000	2003 HK$'000
Current tax		
Overseas	**44,812**	31,387
Deferred tax		
Current period charge (credit)	**22,858**	(308)
Attributable to a change in tax rate in Hong Kong	–	70
	22,858	(238)
Share of tax on results of associates	**1,320**	1,431
	68,990	32,580

Income tax arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The deferred tax charge for the current period included a reversal of a deferred tax asset amounting to approximately HK$19.9 million of an overseas subsidiary due to a change in market conditions, thus resulting in the unpredictability of future profit streams of this subsidiary.

No provision for Hong Kong Profits Tax or overseas taxation has been made for the period in respect of certain companies of the Group because these companies either incurred tax losses for the period or had their estimated assessable profits for the period wholly absorbed by tax losses brought forward.

(6) **Dividend**

On July 23, 2004, a dividend of HK6 cents per share was declared to shareholders as a final dividend for the year ended March 31, 2004, amounting to HK$11,193,000.

The directors do not recommend the payment of an interim dividend for the six months ended September 30, 2004 (Six months ended September 30, 2003: HK5 cents).

(7) **(Loss) Earnings Per Share**

The calculation of the basic (loss) earnings per share is based on the loss for the period of HK$25,032,000 (Six months ended September 30, 2003: profit of HK$10,062,000) and on the number of shares in issue during the period of 186,553,000 shares (Six months ended September 30, 2003: weighted average number of 160,303,000 shares).

The computation of diluted loss per share for the six months ended September 30, 2004 did not assume the exercise of the Company's outstanding share options because the exercise would result in a decrease in loss per share.

The computation of diluted earnings per share for the six months ended September 30, 2003 did not assume the exercise of the Company's outstanding share options as the exercise prices of those options were higher than the average market price of the Company's shares for the period.

(8) **Post Balance Sheet Event**

On November 23, 2004, the Company entered into a placing and subscription agreement with ITC Corporation Limited ("ITC"), a substantial shareholder of the Company, and a placing agent and pursuant to which the placing agent agreed to place 37,000,000 shares of HK$0.01 each of the Company at a price of HK$3.22 per share. Details are set out in the announcement dated November 23, 2004 of the Company.

INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the six months ended September 30, 2004 (9/30/2003: HK5 cents). Accordingly, no closure of Register of Members of the Company is proposed.

MANAGEMENT DISCUSSION AND ANALYSIS

Results and financial review

Results

For the six months ended September 30, 2004, the Group's unaudited consolidated loss before minority interests was HK$15.1 million (9/30/2003: profit of HK$32.4 million), which comprised profit from operations of HK$117.7 million (9/30/2003: HK$98.2 million), finance costs of HK$9.3 million (9/30/2003: HK$13.8 million), share of net losses of associates of HK$29.1 million (9/30/2003: HK$15.8 million), amortization of goodwill arising on acquisition of associates of HK$14.0 million (9/30/2003: HK$3.6 million), net loss on deemed disposals of shareholdings in associates of HK$11.4 million (9/30/2003: HK$Nil) and taxation of HK$69.0 million (9/30/2003: HK$32.6 million).

Profit from operations of HK$117.7 million (9/30/2003: HK$98.2 million) comprised EBITDA (Earnings before interest, tax, depreciation and amortization) of HK$152.2 million (9/30/2003: HK$128.0 million), depreciation of HK$9.0 million (9/30/2003: HK$9.5 million), amortization of intangible assets of HK$25.5 million (9/30/2003: HK$20.3 million). The increase in EBITDA was attributable to the trading of computer related products and consumer electronic products.

Segment Results

For the six months ended September 30, 2004, the Group recorded a profit from operation of HK$117.7 million which represented a 19.8% growth from HK$98.2 million, the profit of last corresponding period.

For trading of computer related products, segment turnover amounted to HK$1,807.4 million, which increased by HK$191.1 million (11.8%). Segment profit amounted to HK$96.6 million, which increased by HK$26.7 million (38.2%).

For trading of consumer electronic products, segment turnover amounted to HK$913.6 million, which increased by HK$166.7 million (22.3%). Segment profit amounted to HK$14.8 million, which increased by HK$1.2 million (8.8%).

For trading of securities, segment turnover amounted to HK$1.3 million, which decreased by HK$28.1 million (95.6%). Segment profit amounted to HK$10.4 million, which decreased by HK$6.7 million (39.1%).

Liquidity

Net bank and cash balances at September 30, 2004 decreased significantly to HK$9.2 million (3/31/2004: HK$141.1 million) which accounted for 0.6% (3/31/2004: 9.8%) of the net tangible asset value of the Group. The substantially reduced cash balance, which was brought about by the repayment of borrowings, saved the finance costs by HK$4.5 million. The current ratio of the Group at September 30, 2004 was 1.58 (3/31/2004: 1.39).

Financial Review

The net current assets of the Group at September 30, 2004 increased by HK$78.4 million (12.1%) to HK$724.2 million (3/31/2004: HK$645.8 million). Such increase was mainly attributable to the repayment of borrowings of HK$79.5 million during the period.

In March 2004, in view of the increasing sales trend and boosting market prices of products such as DVD and CDR owing to the decrease in supply, the Group made bulk purchase so as to bargain for favourable prices. As a result, the inventory level of the Group significantly increased at March 31, 2004, and is now returning to the normal level to HK$672.8 million as at September 30, 2004 (3/31/2004: HK$877.4 million).

Trade and other receivables decreased by HK$19.5 million (2.6%) to HK$719.3 million as at September 30, 2004 (3/31/2004: HK$738.8 million). Debtors turnover improved slightly from 50 days last year to 44 days in current period.

Trade and other payables decreased by HK$351.6 million (27.6%) to HK$920.7 million as at September 30, 2004 (3/31/2004: HK$1,272.3 million). Creditors turnover day decreased from 78 days last year to 44 days in current period. It was mainly due to the settlement of large amount of long overdue trade payables during the period.

At September 30, 2004, total borrowings of the Group amounted to HK$305.5 million (3/31/2004: HK$384.2 million), of which HK$10.4 million (3/31/2004: HK$10.8 million) were not repayable within one year. The borrowings included bank borrowings of HK$126.0 million (3/31/2004: HK$205.7 million), other loans of HK$151.3 million (3/31/2004: HK$151.3 million), overdrafts of HK$24.5 million (3/31/2004: HK$23.3 million), obligations under finance leases of HK$1.3 million (3/31/2004: HK$1.5 million) and amount due to a minority shareholder of HK$2.4 million (3/31/2004: HK$2.4 million). The drop in borrowings was due to the repayment of bank and other loans during the period to reduce the finance costs.

Interests in Associates

At September 30, 2004, interests in associates was amounted to HK$847.7 million (3/31/2004: HK$906.4 million), which decreased by HK$58.7 million. The decrease in balance was mainly due to the share of losses of HK$29.1 million and the deemed disposals of associates during the period, resulting in an aggregate loss of HK$11.4 million.

Pledge of Assets

At September 30, 2004, certain assets of the Group amounted to HK$405.2 million (3/31/2004: HK$399.0 million) were pledged to banks and financial institutions for loans' facilities granted to the Group.

Gearing Ratio

The gearing ratio (borrowings/shareholders' funds) at September 30, 2004 was 16.7% (3/31/2004: 20.5%).

Exchange Rate and Interest Rate Risks Exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the recent weakening of the United States Dollars against other foreign currencies (especially Canadian Dollars and Great British Pounds) would bring about certain exchange gains to the Canadian and European subsidiaries so far. Because of the possible rebound of the United States Dollars, the Group will consider entering into hedging contracts to eliminate exposure to downside risks, whenever the Group and the concerned foreign subsidiaries think fit.

Contingent Liabilities

The Group had no significant contingent liabilities and capital commitments at the balance sheet date (3/31/2004: HK$Nil).

Employees and Remuneration Policies

At September 30, 2004, there were approximately 600 staff (3/31/2004: 800) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in various regions. They are subject to be reviewed every year. The Group also provided employees training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis and no share options were granted during the six months period.

BUSINESS AND OPERATIONS REVIEW

Trading Operations Review

The Group achieved satisfactory results in its core business for the past six months.

North America

Sales of both CD and DVD media remained strong in the first half of the fiscal year. The Group is aggressively expanding its presence by adding distribution through new retail outlets such as Staples, Office Depot and MediaMKT. The Group expects to see a substantial increase in DVD volumes in the second half of the year accompanied by more stable pricing. Stronger revenue growth is projected as a results of these factors.

In the United States, according to industry trade publications, Memorex® continues to be the American market leader in DVD sales with a 28.3% share and CD sales with a 22.6% share. DVD revenues were weaker than expected due to a decline in market prices without a significant increase in volume. However, we expect to see a substantial increase in DVD volumes in the second half of the year accompanied by more stable pricing resulting in stronger revenue growth.

In Canada, Memorex® media has gained a very strong market position. There are only a handful of major outlets that cover the country from coast to coast and the Group's products can be found in Best Buy Co. Inc. ("Best Buy"), Future Shop Ltd. ("Future Shop") and Walmart Stores Inc., the top three retailers in the market. The growth of these retailers has continued to soar and the Group has also enjoyed major market share growth with them. Our distribution network to the smaller retailers is growing. The Group's products currently represent a significant part of Best Buy/Future Shop's CDR business and DVD business. The future growth potential is very positive and with the surge in higher speed DVD media and DVD 120 video products, other distribution opportunities are expected to become available.

The CDR market in Canada for domestic brands has been falling due to the copyright levy imposed on the product. Competition for CDR sales has become extremely fierce due to the steady influx of other non domestic brands that are being blatantly sold. This has caused great concern in the market as second tier retailers use these non domestic brands to undercut the majors. The Group expects that some of the bigger retailers will add non name brands to their shelves to stay competitive. Obviously, the effect on domestic brands like Memorex® will be a reduction in sales. Although this segment has fallen quickly, the Group believes that since CDR is a mature category, the overall impact of this change will be offset by rising DVD sales expected in the future.

Europe

In Europe, Memorex® achieved a number three market share position with 6.9% in DVD and a number four market share position in CDR with 5.0%. The Group has continued the successful strategy of supplying key retailers on a direct basis and has more than doubled the number of customers now supplied directly. Even though the DVD market suffered severe price erosion during this period and market growth was not as predicted, Memorex® still increased unit sales by 25% and turnover by 10% in comparison to the corresponding period in last year. Operating costs have been controlled and are running at the same level as the previous year.

Asia

In Asia, the Group recorded a small profit in the first half of the fiscal year. Japan market situation is so tough especially on the electronics business and hence sales have been a bit under than expected. Nevertheless, with tighten control on costs and better sourcing, we were able to maintain our profitability as planned. Due to the on-going increase on media costs, sales did not increase substantially for the past six months but with better marketing strategy, we expect sales can pick up again in 2005. Singapore has been growing steadily but we expected that its business will even be better for the second half of the year. For other regions, we have signed the distributorship agreements with several reputable distributors in respect with Taiwan and New Zealand in 2004, and are now in progress to appoint a Korean distributor and with that Memorex®'s Asia business will further be strengthened. In general, Asia business is growing steadily for the past six months but expected to grow rapidly in 2005 with all distributors appointed for targeted regions.

Placing and Subscription of Shares

On November 23, 2004, ITC, a substantial shareholder of the Company, entered into a placing and subscription agreement with the placing agent and the Company pursuant to which ITC agreed to place 37,000,000 shares at the price of HK$3.22 per share to not less than six placees who were independent third parties procured by the placing agent and ITC would subscribe for 37,000,000 new shares at the same price of HK$3.22 per share. Please refer to the Company's announcement dated November 23, 2004 for details of such placing and subscription.

OUTLOOK

Operationally, the Group is in the process of consolidating its Canadian warehouse into its U.S. operations, which will reduce operating expenses and improve inventory management. This consolidation will be fully implemented in the third fiscal quarter. The Group is also currently reviewing its supply chain in Europe to refocus on better execution in the retail channel. Going forward, the Group will be in a very good position with the retail trade and expect to continue this trend over the next year as media categories evolve to new technologies.

Growth in the second half of financial year 2005 will also be driven by increased sales of USB flash drives which started to show signs of strong growth in late second quarter. Our introduction of alkaline batteries in both the U.S. and Europe is gaining strong distribution in the retail channel.

As the Group looks to the second half of financial year 2005 and financial year 2006, the Group envisages strong DVD revenue and unit growth along with significant growth within the USB segment. Our strategy is to position Memorex® as a leader in the USB drive segment through increased advertising and retail placement. Both of these initiatives should help drive continued revenue growth in financial year 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the six months ended September 30, 2004.

AUDIT COMMITTEE

The members of the audit committee (the "Committee") comprise Mr. Cheung Hon Kit, Mr. Kwok Ka Lap, Alva and Mr. Wong King Lam, Joseph. The Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the unaudited consolidated interim results for the six months ended September 30, 2004.

CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for the six months ended September 30, 2004, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at annual general meeting in accordance with the bye-laws of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules with respect to directors' securities transactions in relation to the accounting period covered by the interim report. The directors of the Company have complied with, and there has been no non-compliance with, the required standard set out in the Model Code regarding directors' securities transactions, as supported by specific enquiry made of all directors of the Company.

PUBLICATION OF FURTHER INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE'S WEBSITE

All information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, December 23, 2004

List of all directors of the Company as at the date of this announcement

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-Executive Directors:
Mr. Fok Kin Ning, Canning
Ms. Shih Edith *(alternate to Mr. Fok Kin Ning, Canning)*
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent Non-Executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

"Please also refer to the published version of this announcement in China Daily"

THE CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should immediately consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **HANNY HOLDINGS LIMITED**, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.


SEC MAIL
RECEIVED
PROCESSING
MAY 02 2005
152
SECTION


HANNY

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

DISCLOSEABLE TRANSACTION
DISPOSAL OF INTEREST IN FU YANG INVESTMENT CO., LTD.

Financial adviser to the Company

AmCap

Ample Capital Limited

豐盛融資有限公司

A letter from the Board is set out on pages 3 to 5 of this circular.

28 February 2005

CONTENTS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"Agreements"	the agreements in relation to the Disposal of the Sale Shares dated 31 January 2005
"Board"	the board of Directors
"Company"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"Consideration"	the consideration of the Sale Shares of approximately NT$638.6 million (approximately HK$156.5 million)
"Directors"	the directors of the Company
"Disposal"	the disposal of the Sale Shares by Pacific Development and Pacific Auto to the Purchaser under the Agreements
"Fu Yang"	富洋投資股份有限公司(Fu Yang Investment Co., Ltd.), a company incorporated in Taiwan with limited liability
"Fu Yang Share(s)"	the share(s) of NT$10 each in the share capital of Fu Yang
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	25 February 2005, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Pacific Auto"	太平洋聯合汽車股份有限公司 (Pacific Auto Co. Ltd.), a company incorporated in Taiwan with limited liability and an indirect wholly owned subsidiary of the Company
"Pacific Development"	太平洋開發股份有限公司 (Pacific Development Co. Ltd.), a company incorporated in Taiwan with limited liability and an indirect wholly owned subsidiary of the Company
"PRC"	the People's Republic of China
"Purchaser"	台固多媒體股份有限公司 (TFN Multi-Media Co., Ltd.*), a company incorporated in Taiwan. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the Purchaser and its ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined in the Listing Rules) and are not connected persons of the Company and/or its subsidiaries or associates.
"Sale Shares"	an aggregate of 50,282,540 Fu Yang Shares to be disposed of under the Disposal

* *for identification purpose only*

"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholders"	the Shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Taiwan"	the Republic of China
"Vendors"	Pacific Development and Pacific Auto
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"NT$"	New Taiwan dollars, the lawful currency of Taiwan

In this circular, an exchange rate of HK$1 = NT$4.08 has been adopted for illustrative purpose only.



HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

Executive Directors:–
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung

Non-Executive Directors:–
Mr. Fok Kin-ning, Canning
Ms. Shih, Edith
(alternate to Mr. Fok Kin-ning, Canning)
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent non-executive Directors:–
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

28 February 2005

To the Shareholders and, for information only, to the holders of share options granted under the Company's share option scheme

Dear Sir/Madam,

DISCLOSEABLE TRANSACTION
DISPOSAL OF INTEREST IN FU YANG INVESTMENT CO., LTD.

INTRODUCTION

Reference is made to the announcement of the Company dated 7 February 2005 in relation to the Disposal. Under terms of the Agreements dated 31 January 2005, the Vendors agreed to sell and the Purchaser agreed to purchase 50,282,540 Fu Yang Shares, representing approximately 8.04% of Fu Yang's issued share capital of 625,578,827 Fu Yang Shares. Fu Yang, together with its subsidiaries, are principally engaged in the operation of cable television broadcast networks in Taiwan. The purpose of this circular is to provide you with further details relating to the Disposal.

THE DISPOSAL

Date of the Agreements

31 January 2005

Parties to the Agreements

Vendors:

(1) Pacific Development, a company incorporated in Taiwan and an indirect wholly owned subsidiary of the Company; and

(2) Pacific Auto, a company incorporated in Taiwan and an indirect wholly owned subsidiary of the Company.

Purchaser: 台固多媒體股份有限公司 (TFN Multi-Media Co., Ltd.*), a company incorporated in Taiwan and an indirect wholly owned subsidiary of 台灣固網股份有限公司 (Taiwan Fixed Network Co., Ltd.), a publicly traded company on the Emerging Market (興櫃) in Taiwan. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, the Purchaser and its ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined in the Listing Rules) and are not connected persons of the Company and/or its subsidiaries or associates. The group of companies in which the Purchaser forms part is principally engaged in the provision of telecom services in Taiwan.

Terms of the Agreements

Pursuant to the Agreements, the Vendors agreed to sell and the Purchaser agreed to purchase 50,282,540 Fu Yang Shares, representing approximately 8.04% of Fu Yang's issued share capital of 625,578,827 Fu Yang Shares. Pacific Development and Pacific Auto held 20,539,680 and 29,742,860 Fu Yang Shares respectively, representing the Group's entire approximately 8.04% interest in Fu Yang, prior to the Disposal. The Group shall cease to have any interest in Fu Yang following the Disposal.

The Disposal is to be made in two stages. On 31 January 2005, 12,570,000 Fu Yang Shares, representing approximately 25% of the Sale Shares were transferred from the Vendors to the Purchaser which is to be followed by a transfer of the remaining 37,712,540 Fu Yang Shares, representing approximately 75% of the Sale Shares from the Vendors to the Purchaser on 4 March 2005.

Consideration and Financial Effects

The Consideration for the Sale Shares is approximately NT$638.6 million (approximately HK$156.5 million), equivalent to NT$12.7 (approximately HK$3.11) per Fu Yang Share. The Consideration is to be satisfied as to (1) approximately NT$159.6 million (approximately HK$39.1 million), representing 25% of the Consideration which was paid by the Purchaser by two bank demand drafts on 31 January 2005 and (2) approximately NT$479.0 million (approximately HK$117.4 million), representing the remaining 75% of the Consideration shall be paid by the Purchaser through two post dated cheques. The two post dated cheques will be exchanged for two bank demand drafts on 4 March 2005. Upon receipt of these two bank demand drafts, the transfer of the second stage of the Sale Shares should be completed.

The Consideration was arrived at after arm's length negotiation between Pacific Development, Pacific Auto and the Purchaser with reference to the net asset value of Fu Yang based on its audited financial statements for the year ended 31 December 2003. Based on Fu Yang's audited financial statements for the year ended 31 December 2003, its net assets was approximately NT$5,851.4 million (approximately HK$1,434.2 million). Based on an approximately 8.04% interest in Fu Yang, the Group was entitled to approximately NT$470.5 million (approximately HK$115.3 million) in Fu Yang's net assets prior to the Disposal. Accordingly, the Consideration represents a premium of approximately 35.73% over the Group's entitlement to Fu Yang's net assets.

* *for identification purpose only*

As a result of the Disposal, the Group's assets will decrease by approximately HK$33.4 million. Such a decrease arises out of the shortfall of the Consideration from the carrying value for the Group's approximately 8.04% interest in Fu Yang of approximately HK$188.9 million and the estimated incidental expenses including legal fees, financial advisory fees, stamp duty, printing fees, etc. were approximately HK$1.0 million. Due to the decrease in the Group's assets, a loss of the same amount will be captured and such a loss will be recorded in the Group's profit and loss account for the year ending 31 March 2005. Save as the aforesaid, the Disposal will not have any effect on the earnings of the Group.

Completion

The completion of the Disposal is expected to take place on 4 March 2005.

INFORMATION ON FU YANG

Fu Yang is a company established in Taiwan on 7 September 1998 with limited liability and is principally engaged in general investment business. Its subsidiaries are principally engaged in the operation of cable television broadcast networks in Taiwan. According to the audited financial statements of Fu Yang, it recorded turnover of approximately NT$2,213.5 million (approximately HK$542.5 million) and approximately NT$2,424.7 million (approximately HK$594.3 million) for each of the two years ended 31 December 2002 and 2003 respectively. Profit before tax recorded by Fu Yang during the year ended 31 December 2003 was approximately NT$255.6 million (approximately HK$62.6 million) while loss before tax for the year ended 31 December 2002 was approximately NT$25.4 million (approximately HK$6.2 million). During the year ended 31 December 2003, Fu Yang generated net profit after tax and minority interest of approximately NT$11.3 million (approximately HK$2.8 million) as compared to a net loss after tax and minority interest of approximately NT$217.3 million (approximately HK$53.3 million) recorded during the year ended 31 December 2002. The reason that Fu Yang turned around to a profit making year in 2003 was that its turnover increased by approximately 9.5% from 2002 to 2003 while its cost of sales increased by approximately 4.4%. As at 31 December 2003, Fu Yang had total assets and net assets of approximately NT$8,253.3 million (approximately HK$2,022.9 million) and NT$5,851.4 million (approximately HK$1,434.2 million) respectively according to Fu Yang's audited financial statements. Prior to the Disposal, the Group's interest in Fu Yang has been accounted for as investment in unlisted securities in the Group's books.

REASONS FOR THE DISPOSAL AND USE OF PROCEEDS

The Group is principally engaged in trading of computer related products, consumer electronic products and securities. As stated above, Fu Yang and its subsidiaries are principally engaged in the operation of cable television broadcast networks in Taiwan. In view of that Fu Yang has been in a loss making position since the Group acquired its interest in Fu Yang in 2000, the Group has been searching for potential buyers to take up its interest in Fu Yang. The Directors are of the view that it is now a good opportunity to sell the Group's interest in Fu Yang as it managed to turn around its previous loss making position into a profit making one in 2003 such that the Group is able to dispose of the Sale Shares at the Consideration which represents an approximate 35.73% premium over the Group's entitlement to Fu Yang's net assets. The Directors consider that the terms and conditions of the Disposal to be fair and reasonable and in the interest of the Company and the Shareholders as a whole.

The Directors currently do not have any specific intended use of the net proceeds raised under the Disposal of approximately HK$155.4 million and it will be used as general working capital of the Group.

OTHER INFORMATION

The Disposal constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. Your attention is also drawn to the general information as set out in the appendix to this circular.

Yours faithfully
For and on behalf of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular, and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors' interests and short positions in the shares, underlying shares and debentures of the Company

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

(a) Interests in the Shares of the Company

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of shares held in the Company	Approximate % of the ordinary issued share capital of the Company
Dr. Chan Kwok Keung, Charles ("Dr. Chan") *(refer to notes)*	Long position	Interest of controlled corporation	Corporate interest	45,798,813	20.48%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	1,750,000	0.78%

Notes:

1. This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

2. Dr. Chan is deemed to have a corporate interest in 45,798,813 shares of the Company by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Interests and Short Positions of Shareholders Discloseable under the SFO" below.

(b) Interests in equity derivatives (as defined in the SFO) of the Company

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of Share Options	Exercise price per share *HK$*	Approximate % of the ordinary issued share capital of the Company
Dr. Chan	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	4,000,000	2.9888	1.79%
				2.23.2004 to 2.22.2006	1,600,000	3.415	0.72%
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	3,250,000	2.9888	1.45%
				2.23.2004 to 2.22.2006	1,600,000	3.415	0.72%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	2.23.2004 to 2.22.2006	1,600,000	3.415	0.72%
Mr. Chan Kwok Hung	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	1,750,000	2.9888	0.78%
				2.23.2004 to 2.22.2006	1,600,000	3.415	0.72%

(c) Interests in associated corporation (as defined in the SFO) of the Company

(i) Interests in shares of China Strategic Holdings Limited ("CSHL")

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of shares held in CSHL	Approximate % of the ordinary issued share capital of CSHL
Dr. Chan	Long position	Interest of controlled corporation *(Note)*	Corporate interest	258,819,795	29.36%

Note:

Dr. Chan owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns approximately 33.55% of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns the entire interest of ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns approximately 49.58% of the entire issued share capital of Paul Y. - ITC Construction Holdings Limited ("Paul Y."). Paul Y. owns the entire interest of Paul Y. - ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest of Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan Developments Limited ("Calisan").

Accordingly, Dr. Chan is deemed to be interested in 258,819,795 shares of CSHL which are held by Calisan by virtue of his interests in Chinaview.

(ii) Interests in PSC Corporation Ltd ("PSC")

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of Share Options	Exercise price per share S$	Approximate % of the issued share capital of PSC
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	8.20.2004 to 8.19.2013	5,000,000	0.105	0.27%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	8.20.2004 to 8.19.2013	2,000,000	0.105	0.11%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had: (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(ii) Interests and short positions of Shareholders discloseable under the SFO

So far as is known to the Directors and chief executives of the Company, as at the Latest Practicable Date, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

(a) Interests in the Shares of the Company

Name of Shareholders	*Note*	Long Position/ Short Position	Capacity	Nos. of shares of the Company held	No. of underlying shares (unlisted equity derivatives of the Company) held	Approximate% of the ordinary issued share capital of the Company
Ms. Ng Yuen Lan, Macy	1	Long Position	Interest of spouse	45,798,813	-	20.48%
Ms. Ng Yuen Lan, Macy	1	Long Position	Interest of spouse	-	5,600,000	2.50%
Dr. Chan	1	Long Position	Interest of controlled corporation	45,798,813	-	20.48%
Dr. Chan	1	Long Position	Beneficial owner	-	5,600,000	2.50%

Name of Shareholders	Note	Long Position/ Short Position	Capacity	Nos. of shares of the Company held	No. of underlying shares (unlisted equity derivatives of the Company) held	Approximate% of the ordinary issued share capital of the Company
Chinaview	1	Long Position	Interest of controlled corporation	45,798,813	-	20.48%
Galaxyway	1	Long Position	Interest of controlled corporation	45,798,813	-	20.48%
ITC	1	Long position	Interest of controlled corporation	45,798,813	-	20.48%
ITC Investment	1	Long position	Interest of controlled corporation	45,798,813	-	20.48%
Mankar Assets Limited ("Mankar")	1	Long position	Interest of controlled corporation	45,798,813	-	20.48%
Famex Investment Limited ("Famex")	1	Long position	Beneficial owner	45,798,813	-	20.48%
Deutsche Bank Aktiengesellschaft		Long position	Beneficial owner	11,608,000	-	5.19%
Deutsche Bank Aktiengesellschaft		Long position	Security interest	17,770,000	-	7.95%
OZ Management, L.L.C.	2	Long position	Investment Manager	11,976,000	-	5.36%
OZ Master Fund, Ltd.		Long position	Beneficial owner	11,642,000	-	5.21%
Christian Toggenburger		Long position	Beneficial owner	11,342,536	-	5.07%
Christian Toggenburger		Long position	Interests held jointly with another person	2,741,464	-	1.23%

Notes:

1. Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 45,798,813 shares of the Company which are held by Famex. Ms. Ng Yuen Lan, Macy is deemed to be interested in 5,600,000 underlying shares (in respect of unlisted equity derivatives) of the Company held by Dr. Chan.

2. OZ Master Fund, Ltd., Topanga XI, Inc. and Fleet Maritime Inc. are investment funds managed by OZ Management, L.L.C. OZ Management, L.L.C. is the legal shareholder of 11,976,000 shares in the Company which are held by OZ Management, L.L.C. as investment manager on behalf of OZ Master Fund, Ltd., Topanga XI, Inc. and Fleet Maritime Inc.. OZ Master Fund, Ltd., Topanga XI, Inc. and Fleet Maritime Inc. are each beneficially interested in 11,642,000 shares, 146,000 shares and 188,000 shares in the Company, respectively.

(b) Substantial shareholding in other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors and the chief executive of the Company, the following parties, other than a Director or chief executive of the Company, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of Subsidiary	Name of Shareholder	% of the ordinary issued share capital
Digital Communications Limited	Global 2000 Management Limited	40%
Cyber Business Network (Singapore) Pte. Ltd.	Great Wealth Capital Ltd.	21.5%
	Picador International Ltd.	20%
Memorex Holdings Limited	Global Media Limited	35%

Save as disclosed above, the Directors and the chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group or had any options in respect of such shares.

3. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

4. SERVICE CONTRACT

As the Latest Practicable Date, none of the Directors has a service agreement with the Company which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, interests of the Directors in competing businesses required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of Director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the director in the entity
Mr. Fok Kin Ning, Canning	Cheung Kong (Holdings) Limited ("CKH") *(Note)*	Information technology, e-commerce and new technology Investment in securities	Non-executive Director
	Cheung Kong Infrastructure (Holdings) Limited *(Note)*	Information technology, e-commerce and new technology Securities investment	Deputy Chairman
	Hutchison Global Communications Holdings Limited *(Note)*	Distribution of computer products	Chairman
	Hutchison Harbour Ring Limited ("HHR") *(Note)*	Manufacturing and trading of high quality consumer electronic products Development and supply of mobile telecommunications accessories, plastics, electronics and premium products and mobile phone packaging New Technology	Chairman
	Hutchison Telecommunications International Limited *(Note)*	Telecom value added services, including an internet portal delivering Internet infotainment content and services Development of software and computer network systems	Chairman

Name of Director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the director in the entity
	Hutchison Whampoa Limited *(Note)*	Distribution of computer products Finance and investment Manufacturing and trading of high quality consumer electronic products Development and supply of mobile telecommunications accessories, plastics, electronics, premium products and mobile, phone packaging New technology Telecom value added services, including an internet portal delivering *internet infotainment content* and services Development of software and computer network systems	Group Managing Director
Ms. Shih, Edith	HHR *(Note)*	Manufacturing and trading of high quality consumer electronic products Development and supply of mobile telecommunications accessories, plastics, electronics and premium products and mobile phone packaging New technology	Executive Director

Name of Director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the director in the entity
	Hutchison International Limited *(Note)*	Finance and investment Manufacturing and trading of high quality consumer electronic products Development and supply of mobile telecommunications accessories, plastics, electronics and premium products and mobile phone packaging Distribution of computer products New technology Telecom value added services, including an internet portal delivering internet infotainment content and services Development of software and computer network systems	Executive Director
Mr. Ip Tak Chuen, Edmond	CKH *(Note)*	Investment in securities Information technology, e-commerce and new technology	Executive Director

Note:

Such businesses may be made through its subsidiaries, associated companies or by way of other forms of investments.

Other than as disclosed above, none of the Directors or their respective associates are interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with the Group's businesses as at the Latest Practicable Date.

6. MISCELLANEOUS

(a) In the event of any inconsistency, the English text of this circular shall prevail over the Chinese text.

(b) The qualified accountant of the Company is Mr. Lui Siu Tsuen, Richard, who is a fellow member of The Hong Kong Institute of Certified Public Accountants.

(c) The company secretary of the Company is Ms. Cheng Wai Chu, Judy, who is an associate member of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

(d) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and the principal place of business of the Company in Hong Kong is at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(e) The Hong Kong branch share registrar and transfer office of the Company is Secretaries Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
Stock code: 498

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
Stock code: 275



CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
Stock code: 235

JOINT ANNOUNCEMENT

In accordance with Rule 3.7 of the Hong Kong Code on Takeovers and Mergers, Hanny, Paul Y and China Strategic wish to inform the public of the status of the Possible Acquisition.

Reference is made to the announcements issued by China Strategic Holdings Limited ("**China Strategic**") dated 15th October, 2004, 15th November, 2004 and 31st December, 2004 respectively, the announcement of Hanny Holdings Limited ("**Hanny**") dated 15th October, 2004, the joint announcement of Paul Y. - ITC Construction Holdings Limited ("**Paul Y**") and ITC Corporation Limited dated 15th October, 2004, the joint announcement of China Strategic and Wing On Travel (Holdings) Limited dated 30th November, 2004 and the joint announcement of China Strategic, Hanny and Paul Y dated 21st January, 2005 regarding, among others, the possible acquisition (the "**Possible Acquisition**") by a third party of some or all of the interests of Hanny and Paul Y in the shares of China Strategic, which may or may not result in a general offer for all of the shares of China Strategic.

China Strategic has been informed by each of Hanny and Paul Y, and each of Hanny and Paul Y wishes to announce, that they are still in discussion with the third party regarding the Possible Acquisition and that the discussion regarding the Possible Acquisition has proceeded to an advanced stage. However, the terms of the Possible Acquisition are yet to be agreed and the Possible Acquisition may or may not proceed.

If such Possible Acquisition proceeds, it may constitute notifiable transactions for Paul Y and/or Hanny under Chapter 14 and/or Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). The companies will comply with any disclosure or other relevant requirements of the Listing Rules.

Warnings

As the Possible Acquisition may or may not proceed, the respective shareholders of Paul Y, Hanny and China Strategic and the potential investors are advised to exercise caution when dealing in the shares of Paul Y, Hanny and China Strategic.

By Order of the Board of
Paul Y. - ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

By Order of the Board of
Hanny Holdings Limited
Cheng Wai Chu, Judy
Company Secretary

By Order of the Board of
China Strategic Holdings Limited
Chan Yan Yan, Jenny
Company Secretary

Hong Kong, 21st February, 2005

The directors of Paul Y jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to China Strategic and Hanny) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to China Strategic and Hanny) have been arrived at after due and careful consideration and there are no other facts (other than that relating to China Strategic and Hanny) not contained in this announcement, the omission of which would make any statement (other than that relating to China Strategic and Hanny) in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Paul Y and China Strategic) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to Paul Y and China Strategic) have been arrived at after due and careful consideration and there are no other facts (other than that relating to Paul Y and China Strategic) not contained in this announcement, the omission of which would make any statement (other than that relating to Paul Y and China Strategic) in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Paul Y and Hanny) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to Paul Y and Hanny) have been arrived at after due and careful consideration and there are no other facts (other than that relating to Paul Y and Hanny) not contained in this announcement, the omission of which would make any statement (other than that relating to Paul Y and Hanny) in this announcement misleading.

As at the date of this announcement, the directors of Paul Y are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Mr. Lau Ko Yuen, Tom
Mr. Chan Fut Yan
Ms. Chau Mei Wah, Rosanna
Mr. Cheung Hon Kit

Non-executive Director:
Mr. Cheung Ting Kau, Vincent

Independent Non-executive Directors:
Mr. Kwok Shiu Keung, Ernest
Mr. Chan Shu Kin
Dr. Chow Ming Kuen, Joseph

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-executive Directors:
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(Alternate to Mr. Fok Kin-ning, Canning)

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

As at the date of this announcement, the directors of China Strategic are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

Independent Non-executive Directors:
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
Stock code: 275

NATION FIELD LIMITED

(Incorporated in the British Virgin Islands with limited liability)

WELL ORIENT LIMITED

(Incorporated in Hong Kong with limited liability)



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
Stock code: 235

GROUP DRAGON INVESTMENTS LIMITED

(Incorporated in the British Virgin Islands with limited liability)

Financial adviser to Nation Field Limited

 KINGSTON CORPORATE FINANCE LIMITED

Financial adviser to Hanny Holdings Limited

 SOMERLEY LIMITED

Financial adviser to China Strategic Holdings Limited and Group Dragon Investments Limited

 道亨證券有限公司
DaoHeng Securities Ltd.

Independent financial adviser to China Strategic Holdings Limited and Group Dragon Investments Limited

Hercules
Hercules Capital Limited

Independent financial adviser to Hanny Holdings Limited

 AMS Corporate Finance Limited

(i) Group reorganisation, capital reorganisation and change of board lot size for China Strategic Holdings Limited; (ii) possible voluntary offer for the shares in Group Dragon Investments Limited; (iii) possible mandatory offer for the shares in China Strategic Holdings Limited; (iv) discloseable and connected transaction for Hanny Holdings Limited regarding the disposal of 15.3% interests in China Strategic Holdings Limited; and (v) possible very substantial acquisition and connected transaction for Hanny Holdings Limited regarding the acquisition of interests in Group Dragon Investments Limited

China Strategic Group Reorganisation

At the request of Hanny and Paul Y. the China Strategic Board proposes to place before the China Strategic Shareholders a proposal for the China Strategic Group Reorganisation which, if approved and implemented, will result in,

(i) China Strategic continuing to be a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments;

(ii) all other subsidiaries of the China Strategic Group carrying on property development and investment holding business, and all other associates of the China Strategic Group carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services being grouped under the GDI Group; and

(iii) the GDI Shares, following the injection of the Distributing Business into GDI, being distributed in specie to the China Strategic Shareholders whose names appear on the register of members of China Strategic on the Record Date on the basis of one GDI Share for one Consolidated China Strategic Share.

It is intended that subject to the fulfilment of certain conditions precedent, general offers will be made for both the Consolidated China Strategic Shares and the GDI Shares as detailed below.

The distribution in specie of the GDI Shares will be effected by way of distribution from the special capital reserve account of China Strategic of an amount equivalent to the carrying value of GDI, which will be ascertained immediately prior to completion of the China Strategic Group Reorganisation. No application will be made for the listing of the GDI Shares on the Stock Exchange or any other stock exchange.

The China Strategic Group Reorganisation is conditional on, among other things, completion of the Capital Reorganisation and the approval by the Independent China Strategic Shareholders being obtained. It is, however, not subject to completion of the Share Sale Agreement having taken place.

Capital Reorganisation

The Capital Reorganisation involves the Capital Reduction, the Subdivision and the Share Consolidation. The Capital Reduction will involve cancellation of the paid-up capital of HK$0.05 on each issued China Strategic Share and reduction in the nominal value of each issued China Strategic Share from HK$0.10 to HK$0.05. The Capital Reduction also involves the cancellation of the entire share premium account of China Strategic. The Subdivision involves the subdivision of each authorised but unissued China Strategic Share into two Reduced China Strategic Shares of HK$0.05 each. The Share Consolidation will then be implemented to consolidate every two Reduced China Strategic Shares of HK$0.05 each into one Consolidated China Strategic Share of HK$0.10.

The Capital Reorganisation is subject to fulfilment of the conditions as detailed below.

Change of board lot size

The China Strategic Board also proposes to change the board lot size for trading from 2,500 China Strategic Shares to 5,000 Consolidated China Strategic Shares upon the Capital Reorganisation having become effective.

Possible voluntary offer for the GDI Shares

Subject to the approval by the Independent Hanny Shareholders of the GDI Offer and completion of the China Strategic Group Reorganisation, Somerley, on behalf of Well Orient (an indirect wholly-owned subsidiary of Hanny), will make a voluntary offer to the shareholders of GDI to acquire all the GDI Shares, other than those then owned or agreed to be acquired by Well Orient, its associates and parties acting in concert with it (but the GDI Offer will be extended to Paul Y), on the following basis:

Option 1:

For every five GDI Shares * .... one Hanny Share plus HK$1.8 in cash

Option 2:

For every five GDI Shares * .... one Hanny Bond with face value of HK$15.0

- *The GDI Shares will be issued based on the number of the Consolidated China Strategic Shares in issue on the Record Date.*

Independent China Strategic Shareholders and Paul Y can either accept Option 1 or Option 2, but not a combination of both, in respect of the GDI Offer.

Share Sale Agreement and possible mandatory offer for the China Strategic Shares

The China Strategic Board has been informed by Paul Y and Hanny that they have entered into the Share Sale Agreement with the Offeror on 10th March, 2005 pursuant to which and subject to, inter alia, the implementation of the China Strategic Group Reorganisation in full, the Offeror agreed to acquire 135,000,000 China Strategic Shares (equivalent to 67,500,000 Consolidated China Strategic Shares upon the Capital Reorganisation having become effective) from each of Paul Y and Hanny, which shares represent approximately an aggregate of approximately 30.6% of the issued share capital of China Strategic, for an aggregate consideration of HK$52,110,000, equivalent to HK$0.193 per China Strategic Share (or HK$0.386 per Consolidated China Strategic Share).

Subject to completion of the Share Sale Agreement, Kingston will, on behalf of the Offeror, make a mandatory cash offer to all the China Strategic Shareholders to acquire all the Consolidated China Strategic Shares, other than those held by the Offeror and parties acting in concert with it, on the following basis:

For each Consolidated China Strategic Share .... HK$0.386 in cash
(equivalent to HK$0.193 in cash
for each China Strategic Share)

The China Strategic Offer will not be extended to Paul Y and Hanny.

WARNING: THE MAKING OF BOTH THE GDI OFFER AND THE CHINA STRATEGIC OFFER ARE SUBJECT TO A NUMBER OF CONDITIONS AND ARE POSSIBILITIES ONLY. AS SUCH OFFERS MAY OR MAY NOT PROCEED, INVESTORS, PAUL Y SHAREHOLDERS, HANNY SHAREHOLDERS AND CHINA STRATEGIC SHAREHOLDERS ARE URGED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES OF PAUL Y, HANNY AND CHINA STRATEGIC.

Suspension and resumption of trading

At the request of Hanny, trading in the Hanny Shares on the Stock Exchange was suspended with effect from 9:45 a.m. on 8th March, 2005 pending the release of this announcement. Trading in the Hanny Shares will continue to be suspended pending the release of an announcement in relation to, among others, a major transaction regarding a subscription of a convertible note.

At the request of China Strategic, trading in the China Strategic Shares on the Stock Exchange was suspended with effect from 9:45 a.m. on 8th March, 2005 pending the release of this announcement. Application has been made by China Strategic to the Stock Exchange for resumption of trading in the China Strategic Shares with effect from 9:30 a.m. on 20th April, 2005.

THE CHINA STRATEGIC GROUP REORGANISATION

As at the date of this announcement, Hanny and Paul Y are interested in 258,819,794 China Strategic Shares (representing approximately 29.4% of China Strategic's entire issued share capital) and 258,819,795 China Strategic Shares (representing approximately 29.4% of China Strategic's entire issued share capital) respectively. At the request of Hanny and Paul Y, the China Strategic Board proposes to place before the China Strategic Shareholders a proposal for the China Strategic Group Reorganisation. Pursuant to the China Strategic Group Reorganisation, China Strategic will continue to be a public listed company with its subsidiaries concentrating on the business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments (being the Remaining Business). All other subsidiaries of the China Strategic Group carrying on property development and investment holding business, and all other associates of the China Strategic Group carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services (being the Distributed Business) will be grouped under the GDI Group and will continue to be run by the existing management of China Strategic. The GDI Shares will, following the injection of the Distributed Business into GDI, be distributed in specie to the China Strategic Shareholders whose names appear on the register of members of China Strategic on the Record Date on the basis of one GDI Share for one Consolidated China Strategic Share.

Mechanics of the China Strategic Group Reorganisation

The China Strategic Group Reorganisation will be implemented upon the Capital Reorganisation (as detailed below) having taken effect. The China Strategic Group Reorganisation will be effected by GDI acquiring a number of subsidiaries and associated companies from China Strategic and the assignment of various intragroup loans between members of the China Strategic Group (excluding the GDI Group) and the GDI Group. The various intragroup loans to be assigned shall be determined with reference to the relevant amounts of such balances in the management accounts of the relevant investment holding subsidiaries of China Strategic as at the date of completion of the China Strategic Group Reorganisation, which loans amounted to approximately HK$734.9 million as at 30th June, 2004, the date to which the latest unaudited interim results of the China Strategic Group were made up.

GDI will pay for such acquisition and loan assignment by issuing such number of GDI Shares to China Strategic, which will result in the number of GDI Shares to be in issue equal to the number of Consolidated China Strategic Shares in issue on the Record Date. China Strategic will then distribute the received GDI Shares in specie to the China Strategic Shareholders whose names appear on the register of members of China Strategic on the Record Date on the following basis:

For each Consolidated China Strategic Share held .... one GDI Share

The distribution in specie of the GDI Shares will be effected by distribution from the special capital reserve account of China Strategic of an amount equivalent to the carrying value of GDI, which will be ascertained immediately prior to completion of the China Strategic Group Reorganisation. Further information in this regard will be included in the China Strategic Circular.

Pursuant to the China Strategic Group Reorganisation, all the GDI Shares to be in issue on the Record Date will be distributed to the China Strategic Shareholders whose names appear on the register of members of China Strategic on the Record Date. The GDI Shares will be allotted and issued to the China Strategic Shareholders upon completion of the China Strategic Group Reorganisation. However, if the GDI Offer proceeds, the share certificates of GDI will only be posted to the China Strategic Shareholders who do not accept the GDI Offer after the close of the GDI Offer, such that the despatch of the share certificates to the shareholders of GDI could be managed efficiently. Details of the possible GDI Offer are set out under the section headed "Possible Voluntary Offer for the GDI Shares" below. Details of the procedures of acceptance of the GDI Offer will be set out in the composite offer and response document to be issued in relation to the GDI Offer.

The GDI Shares will rank pari passu in all respects with each other. No application will be made for the listing of the GDI Shares on the Stock Exchange or any other stock exchange.

Conditions of the China Strategic Group Reorganisation

The China Strategic Group Reorganisation will be conditional upon:

(i) the passing of the necessary resolution(s) approving the China Strategic Group Reorganisation by the Independent China Strategic Shareholders;

(ii) the Capital Reorganisation having become effective;

(iii) the agreement of the China Strategic Group's bankers and other creditors, if required, to the release of guarantees by China Strategic and any of its retained subsidiaries on the obligations of GDI or its subsidiaries following the implementation of the China Strategic Group Reorganisation; and

(iv) the obtaining of any other third party consents or approvals, including all regulatory consents, required to give effect to the China Strategic Group Reorganisation.

Hanny, Paul Y, their respective associates and parties acting in concert with them, will abstain from voting on the resolution(s) approving the China Strategic Group Reorganisation. Save for condition (iv) above, none of the above conditions is capable of being waived. The resolution(s) to consider and approve the China Strategic Group Reorganisation will be taken by poll.

Group structure before and after the China Strategic Group Reorganisation

The chart below shows in summary the group and shareholding structure of China Strategic as at the date of this announcement and immediately before the implementation of the China Strategic Group Reorganisation (assuming no other changes since then):—



Public shareholders of ITC
Dr. Chan Kwok Keung, Charles
66.4%
33.6%
ITC (Note 1)
Deutsche Bank Aktiengesellschaft
Public Hanny Shareholders
49.6%
20.5%
Paul Y (Note 1)
Hanny (Note 1)
13.1%
66.4%
100% (Note 2)
29.4% (Note 2)
Well Orient
Public China Strategic Shareholders
29.4%
41.2%
China Strategic (Note 1)
Remaining Business
Distributed Business
Manufacturing and trading of battery products
Investment in securities and property
Investment in unlisted securities and loan receivables
Property development
Manufacturing and marketing of tires
Business of providing tour travel and other related services
Other business and assets and liabilities
– 80% interest in Talent Cosmos Limited
– Various listed securities in Hong Kong and overseas
– a commercial unit in Beijing Huapu International Plaza, Chaoyang District, Beijing, the PRC
– 16.4% interest in Beijing Technology Development Fund LDC
– 800,000 shares in BNI Business Network Corp.
– 1,964,636 series B preference shares in TechSpace Inc.
– 4,195,122 shares in China Vu.com Inc.
– 935,637 series D preference shares of Silicon Magic Corporation
– Loan receivables from Danwei Limited and others
– Property interests in Jing An District, Shanghai, the PRC
– Property interests in Long Shan Industrial District, Doumen District, Zhuhai City, Guangdong, the PRC
– Interest in CEL
– 11.8% interest in Wing On Travel (Holdings) Limited (Note 1)
– 22.7% interest in China Velocity Group Limited (Note 1)
– 57.3% interest in MRI
– 9.8% interest in Apex Quality Group Limited
– 194 units in Vertex Technology Fund (II) Ltd.
– Other assets and liabilities

Notes:

1. Listed on the main board of the Stock Exchange

2. Indirect interests held by wholly-owned subsidiaries

The chart below shows in summary the group and shareholding structure of China Strategic and GDI immediately after the implementation of the China Strategic Group Reorganisation (assuming no other changes since then):—



Public shareholders of ITC
Dr. Chan Kwok Keung, Charles
66.4%
33.6%
ITC (Note 1)
Deutsche Bank Aktiengesellschaft
Public Hanny Shareholders
49.6%
20.5%
13.1%
66.4%
Paul Y (Note 1)
Hanny (Note 1)
100% (Note 2)
29.4% (Note 2)
Well Orient
Public China Strategic Shareholders
29.4%
41.2%
China Strategic (Note 1)
GDI
Remaining Business
Distributed Business
Manufacturing and trading of battery products
Investment in securities and property
Investment in unlisted securities and loan receivables
Property development
Manufacturing and marketing of tires
Business of providing tour travel and other related services
Other business and assets and liabilities
– 80% interest in Talent Cosmos Limited
– Various listed securities in Hong Kong and overseas
– a commercial unit in Beijing Huapu International Plaza, Chaoyang District, Beijing, the PRC
– 16.4% interest in Beijing Technology Development Fund LDC
– 800,000 shares in BNI Business Network Corp.
– 1,964,636 series B preference shares in TechSpace Inc.
– 4,195,122 shares in China Vu.com Inc.
– 935,637 series D preference shares of Silicon Magic Corporation
– Loan receivables from Danwei Limited and others
– Property interests in Jing An District, Shanghai, the PRC
– Property interests in Long Shan Industrial District, Doumen District, Zhuhai City, Guangdong, the PRC
– Interest in CEL
– 11.8% interest in Wing On Travel (Holdings) Limited (Note 1)
– 22.7% interest in China Velocity Group Limited (Note 1)
– 57.3% interest in MRI
– 9.8% interest in Apex Quality Group Limited
– 194 units in Vertex Technology Fund (II) Ltd.
– Other assets and liabilities

Notes:

1. Listed on the main board of the Stock Exchange

2. Indirect interests held by wholly-owned subsidiaries

Financial information of the China Strategic Group

The following information is extracted from China Strategic's audited consolidated income statements for the two years ended 31st December, 2002 and 2003 and the unaudited condensed consolidated income statement for the six months ended 30th June, 2004:

	For the six months ended 30th June, 2004	For the year ended 31st December, 2003	2002
	HK$'000	*HK$'000*	*HK$'000*
Turnover	106,571	2,884,493	3,601,735
(Loss)/profit from operations	(64,308)	94,111	(527,705)
Finance costs	(9,298)	(50,712)	(109,460)
(Loss)/gain on disposal/dilution of interests in subsidiaries	(5,266)	12,344	64,193
Gain/(loss) on disposal/liquidation of interests in associates	27,881	(36,481)	14,980
Share of results of associates	(29,060)	(175,734)	(137,574)
Allowance on receivables advanced to an associate	—	(12,712)	—
Loss before taxation	(80,051)	(169,184)	(695,566)
Taxation	(761)	(10,935)	(12,250)
Minority interests	(13,734)	(9,409)	233,682
Net loss for the year	(94,546)	(189,528)	(474,134)
Loss per China Strategic Share — Basic	HK$(0.108)	HK$(0.23)	HK$(0.76)

The following information is extracted from the audited consolidated balance sheet of China Strategic as at 31st December, 2003 and the unaudited consolidated balance sheet of China Strategic as at 30th June, 2004:

	30th June, 2004	31st December, 2003
	HK$'000	*HK$'000*
Non-current assets:		
Property, plant and equipment	35,936	43,156
Goodwill	21,960	9,325
Interests in associates	614,841	823,147
Receivables — due after one year	183,345	31,286
Investments in securities	167,024	217,683
Deposit paid for acquisition of a property	46,685	—
	1,069,791	1,124,597
Current assets	917,471	1,064,647
Current liabilities	(286,514)	(161,090)
Net current assets	630,957	903,557
Minority interests	(262,535)	(250,160)
Non-current liabilities	—	(244,614)
Net assets	1,438,213	1,533,380

The unaudited consolidated net asset value of the China Strategic Group as at 30th June, 2004 was approximately HK$1,438.2 million, representing approximately HK$1.63 per China Strategic Share based on 881,595,087 China Strategic Shares in issue.

The China Strategic Board expects that the annual results of the China Strategic Group for the year ended 31st December, 2004 will be announced on 26th April 2005.

Reasons for the China Strategic Group Reorganisation

After arm's length negotiations, the Offeror has conditionally agreed to acquire the controlling stake in China Strategic upon completion of the China Strategic Group Reorganisation, which results in China Strategic and its subsidiaries concentrating on the business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments. In order to facilitate the Share Sale Agreement, Hanny and Paul Y have requested the China Strategic Board to place before the China Strategic Shareholders a proposal for the China Strategic Group Reorganisation. The China Strategic Board considers that the China Strategic Group Reorganisation offers the China Strategic Shareholders an opportunity to realise a reasonable gain on their present investment in China Strategic and also gives them flexibility to retain part of their investment in the Remaining Business if they so wish. Completion of the China Strategic Group Reorganisation is one of the conditions precedent to each of (i) the Share Sale Agreement (and, as a result, the making of the China Strategic Offer); and (ii) the GDI Offer.

China Strategic has not attempted to locate such potential buyers for the Distributed Business as it expects that it will take a long time to locate a ready buyer and negotiate the terms and conditions for such disposal in view of the significant net asset value of over HK$1,000 million of the Distributed Business as at 30th June, 2004, by which time the Offeror may have lost interest in acquiring the controlling stake of China Strategic and the China Strategic Shareholders would miss the opportunity to realise the China Strategic Shares at a premium over market price. The GDI Offer, which will be made subject to the completion of the China Strategic Group Reorganisation and approval by the Independent Hanny Shareholders, will provide an alternative to the Independent China Strategic Shareholders to invest in Hanny Shares (plus a cash element) or in the Hanny Bond. In such event, if the China Strategic Shareholders accept the GDI Offer, they will receive either one Hanny Share plus HK$1.8 in cash or one Hanny Bond for every five GDI Shares, while retaining their interests in the Remaining Business through their existing holdings in the China Strategic Shares. Where the Independent China Strategic Shareholders wish to continue to invest in the Distributed Business of the GDI Group upon completion of the China Strategic Group Reorganisation, they could choose not to accept the GDI Offer and continue to hold the GDI Shares. If the Distributed Business were disposed of to Hanny, the Independent China Strategic Shareholders will not be given the flexibility in realising or retaining their investments in the Distributed Business of the GDI Group.

The China Strategic Group Reorganisation and the GDI Offer are not conditional on completion of the Share Sale Agreement and the China Strategic Offer. Hanny has confirmed that in the event that the Share Sale Agreement is not completed and the China Strategic Offer is not extended, it will still proceed with the GDI Offer and China Strategic will therefore still proceed with the China Strategic Group Reorganisation subject to fulfilment of all the conditions precedent as set out under the section headed "Conditions of the China Strategic Group Reorganisation" above and approval by the Independent Hanny Shareholders. Hanny may seek to sell its interests in China Strategic to another purchaser which purchase may or may not lead to an offer being extended to all China Strategic Shareholders or a waiver from the general offer obligation being sought and obtained from the Executive pursuant to the Takeovers Code.

The China Strategic Board (including independent non-executive directors of China Strategic) considers that the China Strategic Group Reorganisation, the GDI Offer and the China Strategic Offer together provide alternatives for the China Strategic Shareholders either to divest all their investments in China Strategic at a premium over the market price of China Strategic Shares or to retain some or all of their investments through holding interests in China Strategic, GDI or both companies.

Save for the proposed distribution in specie of the GDI Shares pursuant to the China Strategic Group Reorganisation, China Strategic has not formulated any future dividend policy.

The China Strategic Circular containing, among other things, details of the China Strategic Group Reorganisation, the pro forma financial information on the China Strategic Group and the GDI Group after the China Strategic Group Reorganisation, a notice convening a general meeting of China Strategic, the letter of recommendation from the independent board committee of China Strategic to the Independent China Strategic Shareholders and the letter of advice from Hercules, the independent financial adviser, to the independent board committee of China Strategic and the Independent China Strategic Shareholders, will be sent to the China Strategic Shareholders as soon as practicable.

CAPITAL REORGANISATION

The China Strategic Board also proposes the Capital Reorganisation, which involves the Capital Reduction, the Subdivision and the Share Consolidation.

Capital Reduction and Subdivision

The Capital Reduction will involve the cancellation of the paid-up capital of HK$0.05 on each issued China Strategic Share and reduction in the nominal value of each issued China Strategic Share from HK$0.10 to HK$0.05. The Capital Reduction also involves the cancellation of the entire share premium account of China Strategic. The Subdivision involves the subdivision of each authorised but unissued China Strategic Share into two Reduced China Strategic Shares of HK$0.05 each.

As at the date of this announcement, the authorised share capital of China Strategic is HK$800,000,000 divided into 8,000,000,000 China Strategic Shares of HK$0.10 each, of which 881,595,087 China Strategic Shares are in issue and fully paid or credited as fully paid. On the assumption that no further China Strategic Shares will be issued after the release of this announcement and up to the effective date of the Capital Reorganisation, a credit of approximately HK$44,079,754 will arise in the books of China Strategic as a result of the cancellation of the paid-up capital of HK$0.05 on each issued China Strategic Share. Based on the unaudited accounts of China Strategic as at 30th June, 2004, a credit of approximately HK$1,900,916,000 will arise as a result of the cancellation of the entire share premium account of China Strategic. A total credit of approximately HK$1,944,995,754 will arise from the Capital Reduction and will be transferred to the special capital reserve account of China Strategic. China Strategic had an unaudited special capital reserve of approximately HK$414,881,000 as at 30th June, 2004, which amount will be increased to approximately HK$2,359,876,754 upon completion of the Capital Reduction. Such special capital reserve will then be set off against the accumulated deficit of China Strategic, which amounted to approximately HK$1,081,825,000 as at 30th June, 2004. The balance of special capital reserve account will become approximately HK$1,278,051,754 after setting off in full the accumulated deficit of China Strategic.

The distribution in specie of the GDI Shares will then be made out of the special capital reserve account of China Strategic. The exact amount of the distribution will be determined as soon as the pro forma net asset value of GDI is ascertained immediately prior to completion of the China Strategic Group Reorganisation. Further announcement will be made by China Strategic in accordance with the Listing Rules as and when appropriate in this regard.

Set out below is the issued share capital, share premium, special capital reserve and deficit position of China Strategic before and after the Capital Reorganisation:

	Issued share capital	Share premium	Special capital reserve	Deficit
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
As at 30th June, 2004	88,160	1,900,916	414,881	1,081,825
Balance upon completion of the Capital Reorganisation	44,080	—	1,278,052	—

Share Consolidation

Immediately upon the Capital Reduction and the Subdivision having become effective, the Share Consolidation will be implemented to consolidate every two Reduced China Strategic Shares of HK$0.05 each into one Consolidated China Strategic Share of HK$0.10. Fractions of Consolidated China Strategic Shares will not be issued to the China Strategic Shareholders but will be aggregated, and if possible, sold for the benefit of China Strategic.

Effect of the Capital Reorganisation

Based on China Strategic's authorised share capital of HK$800,000,000 as at the date of this announcement as represented by 8,000,000,000 China Strategic Shares, and the issued share capital of HK$88,159,508.7 as represented by 881,595,087 China Strategic Shares, upon completion of the Capital Reorganisation, the authorised share capital of China Strategic will remain at HK$800,000,000 as represented by 8,000,000,000 Consolidated China Strategic Shares, and the issued share capital will be HK$44,079,754.35 as represented by 440,797,543 Consolidated China Strategic Shares.

The Consolidated China Strategic Shares will rank pari passu in all respects with each other. Other than the expenses of approximately HK$1.8 million to be incurred in relation to the Capital Reorganisation, the implementation thereof will not alter the underlying assets, business operations, management or financial position of China Strategic or the interests or rights of the China Strategic Shareholders, save that any fractional Consolidated China Strategic Shares will not be issued to the China Strategic Shareholders but will be aggregated and sold for the benefit of China Strategic. The Capital Reorganisation itself will not have any material adverse effect on the financial position of the China Strategic Group.

Conditions of the Capital Reorganisation

The Capital Reorganisation will be conditional upon:—

(i) the passing of the necessary resolution(s) by the China Strategic Shareholders to approve the Capital Reorganisation at a general meeting of China Strategic;

(ii) the confirmation of the Capital Reduction by the Court and the registration by the Registrar of Companies in Hong Kong of an office copy of the Court order and the minute containing the particulars required under section 61 of the Companies Ordinance; and

(iii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Consolidated China Strategic Shares (including the Consolidated China Strategic Shares which may be issued pursuant to the exercise of options which may be granted under the share option scheme of China Strategic adopted on 4th June, 2002).

An application will be made by China Strategic to the Stock Exchange for the granting of the listing of, and permission to deal in, the Consolidated China Strategic Shares. All necessary arrangements will be made for the Consolidated China Strategic Shares to be admitted into the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited.

Reasons for the Capital Reorganisation

China Strategic had an unaudited accumulated deficit of approximately HK$1,081.8 million as at 30th June, 2004. China Strategic is not allowed to make any distribution while the accumulated deficit remains. Based on the accumulated deficit as at 30th June, 2004, the number of China Strategic Shares in issue as at the date of this announcement and the balance of the share premium and special capital reserve as at 30th June, 2004, the accumulated deficit of China Strategic will be fully eliminated upon the Capital Reorganisation having become effective. Implementation of the Capital Reorganisation will therefore facilitate distribution in specie of the GDI Shares pursuant to the China Strategic Group Reorganisation.

The Share Consolidation will increase the market value per China Strategic Share and reduce the transaction costs for dealing in the China Strategic Shares, including charges by reference to the number of share certificates issued.

Further announcements will be made as soon as practicable in respect of the timetable for the Capital Reorganisation.

CHANGE OF BOARD LOT SIZE

At present, the China Strategic Shares are traded in board lots of 2,500. The China Strategic Board also proposes a change in the board lot for trading to 5,000 Consolidated China Strategic Shares upon the Capital Reorganisation having become effective. Based on the closing price of the China Strategic Shares of HK$0.54 on the Last Trading Day and the existing board lot size of 2,500 China Strategic Shares, the prevailing board lot value is HK$1,350. On the basis of the aforesaid closing price and the new board lot size of 5,000 Consolidated China Strategic Shares, the new board lot value will be HK$5,400. The change in board lot size will result in the Consolidated China Strategic Shares being traded in a more reasonable board lot size and value.

Further announcements will be made as soon as practicable in respect of the details of arrangements of the free exchange of share certificates of China Strategic once the Capital Reorganisation and change of board lot size have become effective.

POSSIBLE VOLUNTARY OFFER FOR THE GDI SHARES

Assuming no China Strategic Shares will be issued after the date of this announcement, upon completion of the China Strategic Group Reorganisation, China Strategic will have 440,797,543 Consolidated China Strategic Shares in issue and on this basis, 440,797,543 GDI Shares will be distributed to the China Strategic Shareholders whose names appear on the register of members of China Strategic on the Record Date. Based on the shareholding structure of China Strategic as at the date of this announcement, Paul Y and Hanny will each be indirectly interested in a total of 129,409,897 GDI Shares, which will represent approximately 29.4% of the expected issued share capital of GDI. As such, the aggregate GDI Shares which will be indirectly owned by Hanny, Paul Y and their concert parties will amount to 258,819,794 GDI Shares, representing approximately 58.8% of the issued share capital of GDI upon completion of China Strategic Group Reorganisation.

As at the date of this announcement, ITC is interested in approximately 20.5% of the issued share capital of Hanny and is a substantial shareholder of Hanny. As at the date of this announcement, ITC is interested in approximately 49.6% of the issued share capital of Paul Y and is the controlling shareholder of Paul Y. Accordingly, Paul Y, an associate of ITC, is a connected person of Hanny. Given ITC's interests in Hanny and Paul Y, the GDI Offer constitutes a connected transaction for Hanny under the Listing Rules and is therefore subject to the approval of the Independent Hanny Shareholders. Depending on the pro forma financial information of the GDI Group after completion of the China Strategic Group Reorganisation, the GDI Offer may also constitute a very substantial acquisition for Hanny.

Given that the GDI Shares will not be listed on the Stock Exchange upon completion of the China Strategic Group Reorganisation, the directors of Hanny consider that it is appropriate to provide the Independent China Strategic Shareholders with an opportunity to realise their investments in GDI by making the GDI Offer. Subject to the approval by the Independent Hanny Shareholders of the GDI Offer and completion of the China Strategic Group Reorganisation, Somerley will, on behalf of Well Orient (an indirect wholly-owned subsidiary of Hanny), make a voluntary offer to the shareholders of GDI to acquire all the GDI Shares, other than those then owned or agreed to be acquired by Well Orient, its associates and parties acting in concert with it (but the GDI Offer will be extended to Paul Y), on the terms to be set out in the composite offer and response document in relation to the GDI Offer and the accompanying form of acceptance and transfer on the following basis:

Option 1:

For every five GDI Shares* .... one Hanny Share plus HK$1.8 in cash

Option 2:

For every five GDI Shares* .... one Hanny Bond with face value of HK$15.0

* *The GDI Shares will be issued based on the number of the Consolidated China Strategic Shares in issue on the Record Date.*

Independent China Strategic Shareholders and Paul Y can either accept Option 1 or Option 2, but not a combination of both, in respect of the GDI Offer.

The making of the GDI Offer is a possibility only and may or may not proceed. In the event that the GDI Offer is made, it will be an unconditional offer.

As at the date of the this announcement, Hanny has not received any indication or irrevocable commitment from either Paul Y or any Independent China Strategic Shareholders to accept or reject the GDI Offer, or as regards their choice of accepting Option 1 or Option 2.

Option 1

The new Hanny Shares under Option 1 will be issued by Hanny subject to Independent Hanny Shareholders' approval being obtained. Such new Hanny Shares, when fully paid or credited as fully paid and issued, will rank pari passu in all respects among themselves and with the existing Hanny Shares in issue and be entitled to receive all dividends and other distributions thereafter declared, made or paid.

On the Last Trading Day, the closing price of the Hanny Shares as quoted on the Stock Exchange was HK$3.7. On the basis of five GDI Shares for one Hanny Share plus HK$1.8 in cash and the aforesaid closing price of Hanny Shares, the implied value attaching to one GDI Share subject to the GDI Offer would be approximately HK$1.1.

During the six-month period up to and including the date of this announcement, the highest closing price of Hanny Shares as quoted on the Stock Exchange was HK$4.25 on 1st February, 2005 and the lowest closing price of Hanny Shares as quoted on the Stock Exchange was HK$2.575 on 13th October, 2004, whereas the average of the closing prices of the Hanny Shares as quoted on the Stock Exchange during such six-month period was HK$3.194.

Option 2

Set out below are the principal terms of the Hanny Bond to be issued under Option 2:

Principal amount — The Hanny Bond will be issued in denominations of HK$15.0 each. The aggregate number and value of Hanny Bond that will ultimately be issued by Hanny under the GDI Offer will be ascertained upon the close of the GDI Offer.

Maturity Date — On the fifth anniversary from the date of issue. Save with the prior approval of the holders of Hanny Bonds holding 75% or more of the principal amount of the Hanny Bonds then outstanding, Hanny may not redeem any part of the Hanny Bond prior to the Maturity Date.

Unless previously converted, the Hanny Bond will be redeemed on the Maturity Date at the principal amount of the Hanny Bond with all accrued interest which has not been paid previously.

Transferability — The Hanny Bond shall be transferable at all times in integral multiples of HK$30,000.

Listing — No application will be made for the listing of, or permission to deal in, the Hanny Bond on the Stock Exchange or any other stock exchange, but listing application will be made for the Hanny Conversion Shares to be allotted and issued pursuant to the Conversion.

Voting — The holder of the Hanny Bond will not be entitled to attend or vote at any general meetings of Hanny by reason only of it being a holder of the Hanny Bond.

Interest — The Hanny Bond will bear interest from the date of the issue at the rate of 2% per annum on the outstanding principal amount of the Hanny Bond. The interest will be payable by Hanny annually in arrears on the day immediately preceding each anniversary of the date of the issue. The first payment of interest shall be made on the date falling on the day immediately preceding the first anniversary after the date of issue.

Conversion period — After the date of the issue, the holder of the Hanny Bond has the right to convert the whole or part of the principal amount of the Hanny Bond into Hanny Conversion Shares at any time up to and including the date falling 14 days prior to the Maturity Date.

Conversion price — The Hanny Bond can be converted into Hanny Conversion Shares at the initial conversion price of HK$9.0 per Hanny Conversion Share (subject to adjustments in accordance with the terms of the Hanny Bond) during the conversion period as stated above.

The conversion price of HK$9.0 per Hanny Conversion Share represents:

- a premium of 143.2% over the closing price of HK$3.7 per Hanny Share as quoted on the Stock Exchange on the Last Trading Day;
- a premium of 136.2% over the average closing price of HK$3.810 per Hanny Share for the last ten consecutive trading days up to and including the Last Trading Day;
- a premium of 129.4% over the average closing price of HK$3.923 per Hanny Share for the last thirty consecutive trading days up to and including the Last Trading Day;
- a discount of 8.2% to the unaudited consolidated net asset value of the Hanny Group of HK$9.8 per Hanny Share as at 30th September, 2004 based on the unaudited consolidated net asset value of approximately HK$1,827.2 million and 186,533,202 issued Hanny Shares as at 30th September, 2004; and
- a premium of 3.4% over the adjusted unaudited consolidated net asset value of HK$8.7 per Hanny Share on the basis of the 223,628,412 Hanny Shares in issue as at the date of this announcement and taking into account (i) the unaudited consolidated net asset value of Hanny of HK$1,827.2 million as at 30th September, 2004; and (ii) the placing of Hanny Shares completed in December 2004 (details of which were set out in the announcement of Hanny dated 23rd November, 2004).

The conversion price is subject to adjustments from time to time in accordance with the provisions set out in the Hanny Bond instrument including, among other things, (i) Hanny Shares having become of a different nominal amount by reason of any consolidation or subdivision; (ii) issue of new Hanny Shares by capitalisation of profit or reserves; (iii) capital distribution; (iv) rights issue; (v) grant of option or warrants to subscribe for new Hanny Shares and (vi) such other events which may have a dilutive effect on the interest of the holder of Hanny Bond.

Hanny Conversion Shares	The Hanny Conversion Shares to be issued upon Conversion will, when issued and allotted, rank pari passu in all respects with all the Hanny Shares then in issue and be entitled to all dividends and other distributions the record date of which falls on a date on or after the date of the conversion notice.
Certificates	Every China Strategic Shareholder accepting the GDI Offer under Option 2 will receive one certificate representing his aggregate holding of the Hanny Bond to which he is entitled.

The detailed terms of the Hanny Bond will be included in the composite offer and response document in relation to the GDI Offer to be despatched to China Strategic Shareholders. Further announcement will be made by Hanny regarding the aggregate number and value of Hanny Bond and the relevant number of the Hanny Conversion Shares that will be issued by Hanny under the GDI Offer upon the close of the GDI Offer.

On the basis of five GDI Shares for one Hanny Bond with face value of HK$15.0, the implied value of the Hanny Bond attaching to one GDI Shares subject to the GDI Offer would be HK$3.0.

The GDI Shares subject to the GDI Offer will be acquired by Hanny with the right to receive all dividends and distributions declared, paid or made on or after the date of the issue of the GDI Shares and free from all third party rights.

As at the date of this announcement, GDI has no outstanding securities, options or warrants which are convertible into or which confers rights to require the issue of GDI Shares.

Since GDI is a company incorporated in the BVI and its register of members is located there, no transfer duty is payable on any transfer of the GDI Shares.

The offer price for the GDI Shares under Option 1 has been determined after taking into account the estimated consolidated net tangible asset value of GDI upon completion of the China Strategic Group Reorganisation and the market performance of the China Strategic Shares and Hanny Shares prior to suspension in trading of such shares on 8th March, 2005.

The offer price for the GDI Shares under Option 2 has been determined after taking into account the estimated consolidated net tangible assets of GDI upon completion of the China Strategic Group Reorganisation.

On the basis that 440,797,543 GDI Shares are expected to be in issue upon completion of the China Strategic Group Reorganisation, the GDI Offer values the entire issued share capital of GDI at approximately HK$484.9 million for Option 1 and at approximately HK$1,322.4 million for Option 2, respectively. Assuming completion of the China Strategic Group Reorganisation and based on 129,409,897 GDI Shares to be beneficially owned by Well Orient, 311,387,646 GDI Shares (representing approximately 70.6% of the share capital of GDI expected to be in issue) will be subject to the GDI Offer and such GDI Shares are valued at approximately HK$342.5 million under Option 1 and HK$934.2 million under Option 2, respectively.

Hanny will finance the cash consideration in the aggregate amount of approximately HK$112.1 million under Option 1 by facilities granted by two securities houses, each of which is a third party independent of Hanny and its connected persons (as defined in the Listing Rules). Somerley, the financial adviser to Hanny, is satisfied that sufficient financial resources are available to Well Orient to satisfy full acceptance of the GDI Offer.

As at the date of this announcement, none of the China Strategic Shareholders has undertaken or notified Well Orient of an intention to accept or reject the GDI Offer.

Well Orient does not intend to avail itself of any compulsory acquisition or redemption provisions under the applicable laws in BVI, but reserves the right to do so. Further announcement will be made in the event that Well Orient decides to avail itself to such compulsory acquisition or redemption provisions.

GDI is a wholly-owned subsidiary of China Strategic. As at the date of this announcement, the board of directors of GDI comprises all the executive and alternate directors of China Strategic. The directors of Well Orient are Dr. Yap, Allan and Mr. Lui Siu Tsuen, Richard.

Save for its entitlements to receive GDI Shares pursuant to the China Strategic Group Reorganisation, neither Well Orient nor any parties acting in concert with it holds any securities of GDI. Neither Well Orient nor any parties acting in concert with it had dealt in the securities of GDI during the six-month period immediately preceding 15th October, 2004, being the date of commencement of the offer period as defined in the Takeovers Code. Neither the Offeror nor any parties acting in concert with it held any securities of GDI or had dealt in the securities of GDI during the six-month period immediately preceding 15th October, 2004.

As all the four executive directors of Hanny are also executive directors (or alternates to executive directors) of China Strategic and GDI, the directors of Hanny may be faced with a conflict of interest in considering the making of the GDI Offer and the terms thereof. For the purpose of Rule 2.4 of the Takeovers Code, the board of Hanny has obtained independent advice from AMS, an independent financial adviser, who in principle is of the view that the making of the GDI Offer is in the interests of the Hanny Shareholders as a whole. The final form of AMS's opinion, including the basis of the opinion and factors considered, will be provided in writing and included in the Hanny Circular.

Information on Hanny

The Hanny Group is principally engaged in the trading of computer related products, consumer electronic products which comprise the manufacturing, distribution and marketing of data storage media (primarily floppy disks, CD-R, CD-RW and DVD), the distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidiscs, household electronic products and telecommunication accessories and securities trading. The Hanny Group also made strategic investments in information technology, supply of household consumer products and other businesses. Hanny itself is an investment holding company.

The following table sets out a summary of the audited consolidated results of the Hanny Group for the two years ended 31st March, 2003 and 2004 and unaudited consolidated results for the six months ended 30th September, 2004:

	For the six months ended 30th September, 2004	For the year ended 31st March, 2004	2003
	HK$'000	HK$'000	HK$'000
Turnover	2,722,355	5,009,930	4,162,804
Gross profit	564,584	1,088,088	914,035
Profit (loss) before income tax	53,820	121,639	(570,474)
Profit (loss) for the period/year	(25,032)	13,300	(648,620)

The following table sets out a summary of the audited consolidated balance sheet of the Hanny Group as at 31st March, 2003 and 2004 and unaudited consolidated balance sheet as at 30th September, 2004:

	As at 30th September, 2004	As at 31st March, 2004	2003
	HK'000	HK$'000	HK$'000
Non-current assets	1,526,718	1,643,529	1,604,463
Current assets	1,966,390	2,299,707	1,663,268
Current liabilities	(1,242,140)	(1,653,951)	(1,185,858)
Net current assets	724,250	645,756	477,410
Non-current liabilities	(10,456)	(10,947)	(177,708)
Minority interests	(413,290)	(405,157)	(174,598)
Capital and reserves	1,827,222	1,873,181	1,729,567

On the basis of 223,628,412 Hanny Shares in issue as at the date of this announcement and taking into account (i) the unaudited consolidated net asset value of the Hanny Group of HK$1,827.2 million as at 30th September, 2004 and; (ii) the placing of Hanny Shares completed in December 2004 (details of which were set out in the announcement of Hanny dated 23rd November, 2004), the adjusted unaudited consolidated net asset value is approximately HK$8.7 per Hanny Share.

As at the date of this announcement, Hanny has outstanding options to subscribe for an aggregate of 21,800,000 Hanny Shares granted to it directors and employees of which (i) outstanding options to subscribe for 9,000,000 Hanny Shares were granted under the old share option scheme adopted on 21st August, 2001 and terminated on 17th March, 2003; and (ii) outstanding options to subscribe for 12,800,000 Hanny Share were granted under the new share option scheme adopted on 17th March, 2003. Apart from these and the Hanny Bond that may be issued under the GDI Offer, Hanny does not have any other outstanding options, warrants or other convertible securities which carry rights to subscribe for Hanny Shares.

Financial effect of the GDI Offer on Hanny

Details of the financial information of GDI including, among other things, the accountant's report of GDI containing the combined income statement and the combined cash flow statement for the three years ended 31st December, 2002, 2003 and 2004, the combined balance sheet as at 31st December, 2002, 2003 and 2004, together with the respective notes following the injection of the Distributed Business by China Strategic will be disclosed in detail in the Hanny Circular.

Accordingly, the financial effect of the GDI Offer on Hanny could not be ascertained as at the date of this announcement and such information will be included in the Hanny Circular and the composite offer and response document in relation to the GDI Offer.

Intentions of Hanny regarding GDI

GDI was incorporated in the BVI with limited liability. Upon completion of the China Strategic Group Reorganisation, GDI's principal activity will be investment holding and its subsidiaries will be principally engaged in the Distributed Business. It is the intention of Hanny that the GDI Group will not conduct any business other than the Distributed Business or hold any other assets other than those assets related to the Distributed Business which would be inherited from the China Strategic Group Reorganisation, unless prior approval from its shareholders has been obtained. The board of directors of GDI intends not to dispose of any assets of the GDI Group upon completion of the GDI Offer. It is the intention of Hanny that it will not inject any asset into GDI or propose the board of directors of GDI to authorise the disposal of any assets or make changes to the principal business of the GDI Group. Interests of the shareholders of GDI will be safeguarded by the articles of association of GDI, which will contain provisions comparable to the rules governing connected transactions and notifiable transactions contained in the Listing Rules, so that certain transactions will be subject to independent shareholders' approval and independent advice. In particular, (a) no material related party transactions may be entered into by the GDI Group unless they are subject to the approval of the disinterested shareholders of GDI by way of ordinary resolution in general meeting, the notice convening which is accompanied by a circular containing the advice of independent financial adviser, or are transactions on normal commercial terms in the ordinary and usual course of business of GDI Group; and (b) any transaction involving disposal or acquisition of assets with an aggregate value of more than 25% of the value of the total assets of the GDI Group as shown in the latest audited accounts may not be entered into unless approved by the shareholders of GDI by way of ordinary resolution in general meeting. In addition, no GDI Shares will be issued for cash unless they are first offered to all shareholders in proportion to their respective shareholdings in GDI. Detailed information on the articles of association of GDI will be included in the Hanny Circular and China Strategic Circular. The board of directors of GDI currently comprises all the executive and alternate directors of China Strategic, but none of the independent non-executive directors of China Strategic have been appointed as director of GDI. Upon the close of the GDI Offer, the composition of the board of directors of GDI may change. If GDI remains a public company upon the close of the GDI Offer, it will appoint three independent non-executive directors and it will still be subject to the provisions of the Takeovers Code. Further announcement will be made in this regard as and when appropriate.

No new listing application will be made for the GDI Shares on the Stock Exchange or any other stock exchange.

Details of the financial information of GDI including, among other things, the accountant's report of GDI containing the combined income statement and the combined cash flow statement for the three years ended 31st December, 2002, 2003 and 2004, the combined balance sheet as at 31st December, 2002, 2003 and 2004, together with the respective notes following the injection of the Distributed Business by China Strategic will be disclosed in detail in the China Strategic Circular, the Hanny Circular and in the composite offer and response document in respect of the GDI Offer to be despatched in accordance with the requirements of the Takeovers Code.

SHARE SALE AGREEMENT

Hanny and Paul Y entered into the Share Sale Agreement with the Offeror on 10th March, 2005, the principal terms of which are as follows:—

Vendors: Paul Y and Hanny

Purchaser: Offeror

Subject matter of the sale and purchase:

(i) Paul Y Sale Shares, being 135,000,000 China Strategic Shares (equivalent to 67,500,000 Consolidated China Strategic Shares upon the Capital Reorganisation having become effective) held by a wholly-owned subsidiary of Paul Y, representing approximately 15.3% of the issued share capital of China Strategic or Paul Y's 52.2% equity interest in China Strategic as at the date of the Share Sale Agreement; and

(ii) Hanny Sale Shares, being 135,000,000 China Strategic Shares (equivalent to 67,500,000 Consolidated China Strategic Shares upon the Capital Reorganisation having become effective) held by Well Orient, representing approximately 15.3% of the issued share capital of China Strategic or Hanny's 52.2% equity interest in China Strategic as at the date of the Share Sale Agreement.

Given ITC is a substantial shareholder of Hanny and Paul Y is an associate of ITC, Paul Y is a connected person of Hanny. Accordingly, the Share Sale Agreement constitutes a connected transaction of Hanny under the Listing Rules and is therefore subject to the approval of the Independent Hanny Shareholders at the Hanny SGM. The Share Sale Agreement also constitutes a discloseable transaction for Hanny under the Listing Rules. The Hanny SGM will be convened by Hanny at which an ordinary resolution will be proposed to seek approval of, among other things, the Share Sale Agreement and the transactions contemplated thereunder (including but not limited to the share mortgage in the paragraph headed "Share mortgage" below). At the Hanny SGM, the votes of the Independent Hanny Shareholders in relation to the Share Sale Agreement will be taken by poll where ITC and its associates will abstain from voting.

Consideration:

Aggregate cash amount of HK$52,110,000 (HK$26,055,000 each for the Paul Y Sale Shares and Hanny Sale Shares), equivalent to approximately HK$0.193 per China Strategic Share (equivalent to HK$0.386 per Consolidated China Strategic Share). The consideration is payable as follows:—

(i) HK$5,200,000 has been paid to Paul Y and Hanny (HK$2,600,000 each) as deposits upon the signing of the Share Sale Agreement;

(ii) HK$31,277,000 will be paid to Paul Y and Hanny (HK$15,638,500 each) upon Completion; and

(iii) the remaining balance of HK$15,633,000 will be paid to Paul Y and Hanny (HK$7,816,500 each) within six calendar months after Completion.

The consideration under the Share Sale Agreement has been arrived at after arm's length negotiations, having taken into account the estimated net asset value of the China Strategic Group (before and after the China Strategic Group Reorganisation) and the market performance of the China Strategic Shares prior to suspension

of trading in the China Strategic Shares on 8th March, 2005. The proceeds of HK$26,055,000 (before expenses) from the Hanny Sale Shares will be used as general working capital for the Hanny Group.

In the event that any of the conditions of the Share Sale Agreement (as detailed below) shall not have been fulfilled or waived (as the case may be) on or before 31st December, 2005 or Completion shall not have taken place in accordance with the terms of the Share Sale Agreement for any reasons (other than by reason of a breach of the Share Sale Agreement by the Offeror), the HK$2,600,000 deposit respectively received by Paul Y and Hanny will be returned to the Offeror without interest.

Share mortgage:

The Offeror has agreed to enter into a share mortgage upon Completion in favour of Paul Y and Hanny pledging the 20,250,000 Consolidated China Strategic Shares to each of Paul Y and Hanny as security for payment of the balance of the consideration of HK$7,816,500 referred to in sub-paragraph (iii) under the section headed "Consideration" above. The charged shares, being 40,500,000 Consolidated China Strategic Shares to be acquired by the Offeror pursuant to Share Sale Agreement (representing approximately 9.2% of the issued share capital of China Strategic after the Capital Reorganisation has become effective), represent a continuing security for the due and punctual payment of the final balance of the consideration of HK$15,633,000. The share mortgage arrangement is a commercial arrangement between the Offeror, Paul Y and Hanny and has been agreed after arm's length negotiations between them. Both of the boards of Paul Y and Hanny consider the pledge by the Offeror of an aggregate of 40,500,000 Consolidated China Strategic Shares with value of HK$15,633,000 based on the selling price per China Strategic Share under the Share Sale Agreement to be sufficient as a security for the punctual payment of the balance of the consideration of HK$15,633,000 by the Offeror. As a result of the aforesaid share mortgage arrangement, Paul Y and Hanny are presumed to be parties acting in concert with the Offeror in respect of China Strategic for the purpose of the Takeovers Code unless they rebut the presumption.

Conditions:

Completion of the Share Sale Agreement is subject to:

(a) if necessary, approval by the shareholders of each of the Vendors (other than those who are required to abstain from voting under the Listing Rules) of the transactions contemplated under the Share Sale Agreement in accordance with the Listing Rules and/or Takeovers Code;

(b) completion of the due diligence review (including but not limited to legal, financial and business aspects) on China Strategic to the reasonable satisfaction of the Offeror within 15 business days from the date of the Share Sale Agreement;

(c) the China Strategic Shares (or the Consolidated China Strategic Shares) remaining listed on the Stock Exchange at all times prior to and on Completion and the current listing of the China Strategic Shares (or the Consolidated China Strategic Shares) not having been withdrawn or the trading of the China Strategic Shares (or the Consolidated China Strategic Shares) not having been suspended for a consecutive period of more than 7 trading days (other than any suspension due to the clearance of the announcement in respect of the transactions contemplated under the Share Sale Agreement) and no indication having been being received on or before the Completion Date from the Stock Exchange or the SFC to the effect that such listing may be withdrawn or objected to (or conditions will or may be attached thereto) including but not limited to as a result of Completion or being deemed as new listing pursuant to the Listing Rules (save and except for the application for listing and permission to deal in the Consolidated China Strategic Shares);

(d) the obtaining of such other consent, approval, authorisation, permission, waiver or exemption which may be required from governmental or regulatory authorities or other third parties which are necessary or desirable in connection with the performance of the Share Sale Agreement and any of the transactions contemplated thereunder;

(e) completion of the Capital Reorganisation and the China Strategic Group Reorganisation to the reasonable satisfaction of the Offeror;

(f) there being no material breach of warranties given by the Vendors under the Share Sale Agreement before Completion; and

(g) the Executive not having indicated to the Offeror that the China Strategic Offer price should be more than HK$0.193 (otherwise than due to the Offeror and its concert parties having acquired voting rights at a higher price or having voluntarily increased the offer price).

The Offeror may waive any of the conditions (b), (f) and (g) above at any time before Completion by notice in writing. If any of the above conditions shall not have been fulfilled or waived (as the case may be) on or before 31st December, 2005, the Share Sale Agreement shall be void and of no effect and no party shall have any rights or claims whether for loss or damages or other reliefs whatsoever against any of the other parties on any ground save for antecedent breaches.

As set out in the condition (e) above, completion of the China Strategic Group Reorganisation to the reasonable satisfaction of the Offeror is a condition precedent to Completion. It has been stipulated in the Share Sale Agreement that as a term of the China Strategic Group Reorganisation, the combined net asset value of the China Strategic Group should be no less than HK$110 million and the aggregate liabilities of the China Strategic Group should be no more than HK$70 million upon Completion.

Completion:

Completion is to take place on the third business day after fulfilment or waiver (as the case may be) of the conditions referred to above.

Financial effects of the disposal of Hanny Sale Shares on Hanny:

Details of the financial information of GDI and China Strategic including, among other things, the accountant's report on GDI and the pro forma financial information on the China Strategic Group after the China Strategic Group Reorganisation will be disclosed in detail in the Hanny Circular.

Accordingly, the financial effect of the disposal of Hanny Sale Shares could not be ascertained as at the date of this announcement and such information will be included in the Hanny Circular.

Reasons for the Share Sale Agreement:

As set out in the paragraph headed "Financial information of the China Strategic Group" above, the China Strategic Group had made audited net loss of approximately HK$474.1 million and HK$189.5 million for each of the two years ended 31st December, 2002 and 2003, and unaudited net loss of approximately HK$94.5 million for the six months ended 30th June, 2004. Interests in China Strategic held by Hanny are treated as associates in the accounts of Hanny. For the year ended 31st March, 2004 and six months ended 30th September, 2004, Hanny recorded a loss from the results of China Strategic of approximately HK$39.6 million and HK$27.8 million, respectively.

Given that the China Strategic Group Reorganisation is one of the conditions precedent to Completion, Hanny would upon Completion have effectively realised part of its investments in the China Strategic Group but could retain its interest in the GDI Group. Upon Completion, the interests in China Strategic held by Hanny will be reduced from approximately 29.4% to 14.0%. China Strategic will no longer be an associated company of Hanny and accordingly, Hanny will treat China Strategic as an investment in its accounts and will not equity account for China Strategic's assets, liabilities and results. In view of the loss-making history of China Strategic, the directors of Hanny consider it prudent to reduce its interests in China Strategic at this stage. However, given the Offeror's background and business connection in the PRC and the Republic of Austria as mentioned in the section headed "Background of the Offeror and its intentions regarding China Strategic" below, the directors of Hanny consider that retaining some interest in China Strategic would enable Hanny to take advantage of the future prospects of the China Strategic Group following completion of the Share Sale Agreement and the China Strategic Offer.

Upon completion of the China Strategic Group Reorganisation, two overseas listed companies, namely CEL and MRI, will become non wholly-owned subsidiaries of GDI. By making the GDI Offer, Hanny may increase its stake in GDI to the extent that GDI may become a subsidiary of Hanny. If this happens, Hanny will be in control of two overseas listed companies engaged in part of the Distributed Business. By partial disposal of interests in China Strategic as mentioned above together with the making of the GDI Offer, Hanny will be able to streamline its existing listed group structure in a way that Hanny could manage the operation of the Distributed Business in a more efficient way. The directors of Hanny believe that such streamlined group structure could allow Hanny's management to enhance the potential of the Distributed Business.

Based on the above, the directors of Hanny (including independent non-executive directors) consider that the terms of the Share Sale Agreement are on arm's length basis, fair and reasonable and are in the interests of Hanny and its shareholders as a whole.

Since the China Strategic Group Reorganisation is one of the conditions precedent to Completion, Hanny considers that it is beneficial for it and its shareholders to put forward the proposal in respect of the China Strategic Group Reorganisation to the China Strategic Board.

POSSIBLE MANDATORY OFFER FOR THE CHINA STRATEGIC SHARES

Upon Completion, the Offeror will be interested in 270,000,000 China Strategic Shares (equivalent to 135,000,000 Consolidated China Strategic Shares), representing approximately 30.63% of the entire issued share capital of China Strategic. Pursuant to the Takeovers Code, the Offeror will be obliged to make a mandatory cash offer to the China Strategic Shareholders to acquire all the Consolidated China Strategic Shares (other than those already held or agreed to be acquired by the Offeror and parties acting in concert with it). Upon Completion, (i) Paul Y will be interested in 123,819,795 China Strategic Shares (equivalent to 61,909,897 Consolidated China Strategic Shares), representing approximately 14.04% of the entire issued share capital of China Strategic; and (ii) Hanny will be interested in 123,819,794 China Strategic Shares (equivalent to 61,909,897 Consolidated China Strategic Shares), representing approximately 14.04% of the entire issued share capital of China Strategic. Upon Completion, the Offeror together with the parties acting in concert with it (including Paul Y and Hanny) will be interested in an aggregate of 517,639,589 China Strategic Shares (equivalent to 258,819,794 Consolidated China Strategic Shares), representing approximately 58.8% of the entire issued share capital of China Strategic. Save for Paul Y and Hanny (being presumed concert parties of the Offeror), as at the date of this announcement, neither the Offeror nor any parties acting in concert with it holds any securities of China Strategic. Neither the Offeror nor any parties acting in concert with it has dealt in the securities of China Strategic during the six-month period immediately preceding 15th October, 2004 being the commencement of the offer period as defined in the Takeovers Code.

Subject to Completion, Kingston will, on behalf of the Offeror, make a mandatory cash offer to all China Strategic Shareholders to acquire all the Consolidated China Strategic Shares, other than those held or agreed to be acquired by the Offeror and parties acting in concert with it, on terms to be set out in the composite offe and response document and the accompanying form of acceptance and transfer on the following basis:

For each Consolidated China Strategic Share .... HK$0.386 in cash
(equivalent to HK$0.193 in cash
for each China Strategic Share)

The China Strategic Offer will not be extended to Paul Y and Hanny. The China Strategic Offer price is the same as the price per China Strategic Share (adjusted for the China Strategic Group Reorganisation) under the Share Sale Agreement, which price was fixed after taking into consideration the estimated net asset value of the China Strategic Group (before and after the China Strategic Group Reorganisation) and the market performance of the China Strategic Shares prior to suspension of trading in the China Strategic Shares on 8th March, 2005 Based on China Strategic's expected issued share capital of 440,797,543 Consolidated China Strategic Share: upon completion of the China Strategic Group Reorganisation, the China Strategic Offer values the entire issued share capital of China Strategic at approximately HK$170.1 million. Excluding the 258,819,794 Consolidated China Strategic Shares which will be held by the Offeror and parties acting in concert with i (including Paul Y and Hanny), representing approximately 58.8% of the total number of Consolidated Chin Strategic Shares expected to be in issue, 181,977,749 Consolidated China Strategic Shares will be subject to the China Strategic Offer and the value for the China Strategic Offer will amount to approximately HK$70.2 million Kingston is satisfied that the Offeror has sufficient financial resources available to it to satisfy full acceptance of the China Strategic Offer.

The Consolidated China Strategic Shares subject to the China Strategic Offer will be acquired ex entitlement to the dividend distribution in specie of the GDI Shares but cum the right to receive all dividends or distribution declared, paid or made on or after completion of the China Strategic Group Reorganisation and free from al third party rights attaching thereto on or after that date.

Seller's ad valorem stamp duty in connection with the acceptance of the China Strategic Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration will be payable by the accepting Chin Strategic Shareholders and will be deducted by the Offeror from the consideration payable on acceptance of the China Strategic Offer. The Offeror will then pay the stamp duty on behalf of the accepting China Strategi Shareholders.

As at the date of this announcement, China Strategic has no outstanding convertible securities, options o warrants. The Offeror and its concert parties have not entered into any agreements in relation to the issue of an convertible securities, options, warrants or derivatives of China Strategic.

The making of the China Strategic Offer is a possibility only and may or may not proceed. In the even that the China Strategic Offer is made, it will be an unconditional offer.

Background of the Offeror and its intentions regarding China Strategic

The Offeror is a company incorporated in the BVI. It is principally engaged in investment holding. The entir issued share capital of the Offeror is beneficially owned by Mr. Gao Yang, who is also the sole director of th Offeror. Save for entering into the Share Sale Agreement, the Offeror has not conducted any business since it incorporation. Mr. Gao Yang, aged 38, who is currently residing in Shanghai, the PRC, has been engaged i trading business between the PRC and the Republic of Austria, which mainly focused on acting as tradin agents for Euro-American machine manufacturing and engineering companies in the PRC since 1990s. Currently Mr. Gao is also managing a company with registered capital of RMB100,000,000 and with an unaudited ne asset value of approximately RMB700,000,000 in 2003. Mr. Gao does not have any shareholding in this compan Such company is engaged in property development (including the development of commercial residenti buildings and complex in Beijing, the PRC), investment in high technology (including hydro-electric technology and industrial enterprises (including investment in a joint venture with a renowned Korean car manufacturer) a well as investment management in the PRC.

Hanny confirms that to the best of the knowledge, information and belief of the Hanny Directors and havin made all reasonable enquiries, the Offeror and its ultimate beneficial owner are third parties independent c Hanny and its connected persons (as defined in the Listing Rules). Paul Y and Hanny are presumed to be partie acting in concert with the Offeror for the purpose of the Takeovers Code.

The Offeror intends that China Strategic will continue with the Remaining Business. The Offeror will revie the financial position and business operations of China Strategic with a view to strengthening the operatior and future development of China Strategic. The Offeror will also adopt the business strategy of makin investments with good earnings potential that can complement the business of China Strategic. The Offeror wi also explore other business opportunities and consider whether any asset disposals, asset acquisitions, busine diversification will be appropriate in order to enhance the long term growth of China Strategic. In the event th any of disposal and/or acquisition materialises, further announcement will be made as and when required by th Listing Rules.

Proposed new directors of China Strategic

The China Strategic Board is currently made up of ten directors, comprising five executive directors, two alternate directors and three independent non-executive directors. All the existing directors of China Strategic will resign on the earliest date permitted under the Takeovers Code. As at the date of this announcement, the number of new directors to be nominated has not been determined. Further announcement will be made as and when there is a change in the composition of the China Strategic Board.

Maintenance of the listing status of China Strategic

The Stock Exchange has stated that if, at the close of the China Strategic Offer, less than the minimum prescribed percentage applicable to China Strategic, being 25% of the Consolidated China Strategic Shares are held by the public, or if the Stock Exchange believes that:

- **a false market exists or may exist in the trading of the Consolidated China Strategic Shares; or**
- **there are insufficient Consolidated China Strategic Shares in public hands to maintain an orderly market,**

it will consider exercising its discretion to suspend dealings in the Consolidated China Strategic Shares.

The Offeror intends China Strategic to remain listed on the Stock Exchange. The director of the Offeror and the new directors to be appointed to the China Strategic Board will jointly and severally undertake to the Stock Exchange to take appropriate steps to ensure that sufficient public float exists in China Strategic's shares.

COMPARISON OF THE COMBINED OFFER PRICE UNDER THE GDI OFFER AND THE CHINA STRATEGIC OFFER WITH MARKET PERFORMANCE

Option 1 of GDI Offer and the China Strategic Offer:

On the basis of the closing price of HK$3.7 per Hanny Share as quoted on the Stock Exchange on the Last Trading Day, the combined consideration under Option 1 of the GDI Offer and the China Strategic Offer, adjusted for the Capital Reorganisation, is equivalent to HK$0.743 per existing China Strategic Share and represents:

- a discount of approximately 54.4% to the unaudited consolidated net asset value of China Strategic of approximately HK$1.63 per China Strategic Share as at 30th June, 2004;
- a premium of approximately 37.6% over the closing price of HK$0.54 per China Strategic Share as quoted on the Stock Exchange on the Last Trading Day;
- a premium of approximately 29.9% over the average closing price of approximately HK$0.572 per China Strategic Share for the ten consecutive trading days up to and including the Last Trading Day;
- a premium of approximately 28.5% over the average closing price of approximately HK$0.578 per China Strategic Share for the thirty consecutive trading days up to and including the Last Trading Day; and
- a premium of approximately 33.4% over the average closing price of approximately HK$0.557 per China Strategic Share for the sixty consecutive trading days up to and including the Last Trading Day.

Option 2 of GDI Offer and the China Strategic Offer:

On the basis of the face value of the Hanny Bond to be issued under Option 2 of the GDI Offer, the combined consideration under Option 2 of the GDI Offer and the China Strategic Offer, adjusted for the Capital Reorganisation, is equivalent to HK$1.693 per existing China Strategic Share and represents:

- a premium of approximately 3.9% over the unaudited consolidated net asset value of China Strategic of approximately HK$1.63 per China Strategic Share as at 30th June, 2004;
- a premium of approximately 213.5% over the closing price of HK$0.54 per China Strategic Share as quoted on the Stock Exchange on the Last Trading Day;
- a premium of approximately 196.0% over the average closing price of approximately HK$0.572 per China Strategic Share for the ten consecutive trading days up to and including the Last Trading Day;
- a premium of approximately 192.9% over the average closing price of approximately HK$0.578 per China Strategic Share for the thirty consecutive trading days up to and including the Last Trading Day; and
- a premium of approximately 203.9% over the average closing price of approximately HK$0.557 per China Strategic Share for the sixty consecutive trading days up to and including the Last Trading Day.

In the China Strategic Circular, the China Strategic Offer price of HK$0.386 per Consolidated China Strategic Share will be compared to the pro forma net asset value per Consolidated China Strategic Share upon completion of the China Strategic Group Reorganisation.

In the Hanny Circular, (i) the consideration under the Share Sale Agreement (which is equivalent to the China Strategic Offer price of HK$0.386 per Consolidated China Strategic Share) will be compared to the pro forma net asset value per Consolidated China Strategic Share upon completion of the China Strategic Group Reorganisation; and (ii) the GDI Offer price per GDI Share under Option 1 and Option 2 will be compared to the pro forma net asset value per GDI Share.

GENERAL

An independent board committee of China Strategic will be formed to make recommendation to the Independent China Strategic Shareholders on the China Strategic Group Reorganisation, the China Strategic Offer and the GDI Offer. Hercules has been appointed as the independent financial adviser to advise the independent board committee of China Strategic and the Independent China Strategic Shareholders in connection therewith.

The China Strategic Circular containing, among other things, details of the China Strategic Group Reorganisation, the Capital Reorganisation, change of board lot size, a notice convening a general meeting of China Strategic, the letter of recommendation from the independent board committee of China Strategic and the letter of advice from Hercules will be sent to the China Strategic Shareholders as soon as practicable.

An independent board committee of Hanny will be formed to make recommendation to the Independent Hanny Shareholders on the making of the GDI Offer by Well Orient and the Share Sale Agreement. AMS has been appointed as the independent financial adviser to advise the independent board committee of Hanny and Independent Hanny Shareholders in connection therewith. The Hanny Circular containing, among other things, details of the Share Sale Agreement, GDI Offer, the accountant's report of GDI, a notice convening the Hanny SGM, the letter of recommendation from the independent board committee of Hanny and the letter of advice from AMS will be sent to the Hanny Shareholders as soon as practicable.

Rule 8.2 of the Takeovers Code provides that an offer document should normally be posted by or on behalf of the offeror within 21 days of the date of announcement of the offer (or, in the case of a securities exchange offer, 35 days). Accordingly, the offer document in relation to the China Strategic Offer should be posted within 21 days of the date of this announcement whereas the offer document in relation to the GDI Offer should be posted within 35 days of the date of this announcement. Pursuant to Note 2 to Rule 8.2 of the Takeovers Code, the Executive's consent is required if the making of an offer is subject to the prior fulfilment of a pre-condition and the pre-condition cannot be fulfilled within the time period contemplated by Rule 8.2 of the Takeovers Code. Application will be made by each of Well Orient and the Offeror for the Executive's consent under Rule 8.2 of the Takeovers Code to extend the deadline for the despatch of the relevant offer documents to within seven days of fulfilment of the conditions precedent of Share Sale Agreement.

A composite offer and response document of China Strategic setting out details of the China Strategic Offer (accompanied by the acceptance and transfer form) and incorporating the letter of recommendation from the independent board committee of China Strategic and the letter of advice from Hercules on the China Strategic Offer will be sent to the China Strategic Shareholders in accordance with the Takeovers Code.

Another composite offer and response document of GDI setting out details of the GDI Offer (accompanied by the acceptance and transfer form), information on Hanny and incorporating the letter of recommendation from the independent board committee of GDI and the letter of advice from Hercules on the GDI Offer will be sent to the shareholders of GDI in accordance with the Takeovers Code.

WARNING: THE MAKING OF BOTH THE GDI OFFER AND THE CHINA STRATEGIC OFFER ARE SUBJECT TO A NUMBER OF CONDITIONS AND ARE POSSIBILITIES ONLY. AS THE OFFERS MAY OR MAY NOT PROCEED, INVESTORS, PAUL Y SHAREHOLDERS, HANNY SHAREHOLDERS AND CHINA STRATEGIC SHAREHOLDERS ARE URGED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES OF PAUL Y, HANNY AND CHINA STRATEGIC.

SUSPENSION AND RESUMPTION OF TRADING

At the request of Hanny, trading in its shares on the Stock Exchange was suspended with effect from 9:45 a.m. on 8th March, 2005 pending the release of this announcement. Trading in the Hanny Shares will continue to be suspended pending the release of an announcement in relation to, among others, a major transaction regarding a subscription of a convertible note.

At the request of China Strategic, trading in its shares on the Stock Exchange was suspended with effect from 9:45 a.m. on 8th March, 2005 pending the release of this announcement. Application has been made by China Strategic to the Stock Exchange for resumption of trading in the China Strategic Shares with effect from 9:30 a.m. on 20th April, 2005.

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:	*Non-executive Directors:*
Dr. Chan Kwok Keung, Charles	Mr. Fok Kin-ning, Canning
Dr. Yap, Allan	Mr. Ip Tak Chuen, Edmond
Mr. Lui Siu Tsuen, Richard	Mr. Cheung Hon Kit
Mr. Chan Kwok Hung	Ms. Shih, Edith
	(Alternate to Mr. Fok Kin-ning, Canning)

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

As at the date of this announcement, the directors of China Strategic are as follows:

Executive Directors:	*Independent Non-executive Directors:*
Dr. Chan Kwok Keung, Charles	Mr. David Edwin Bussmann
Dr. Yap, Allan	Mr. Wong King Lam, Joseph
Ms. Chau Mei Wah, Rosanna	Mr. Sin Chi Fai
Ms. Chan Ling, Eva	
Mr. Li Bo	
Mr. Chan Kwok Hung *(Alternate to Dr. Chan Kwok Keung, Charles)*	
Mr. Lui Siu Tsuen, Richard *(Alternate to Dr. Yap, Allan)*	

DEFINITIONS

In this announcement, the following terms have the following meanings: -

"AMS"	AMS Corporate Finance Limited, a licensed corporation under the SFO permitted to carry out types 4, 6 and 9 of the regulated activities for the purposes of the SFO and the independent financial adviser to the independent board committee of Hanny and Independent Hanny Shareholders
"associate"	has the meaning as defined in the Listing Rules
"BVI"	the British Virgin Islands
"Capital Reduction"	the proposed cancellation of the paid-up capital of HK$0.05 on each issued China Strategic Share and the reduction of the nominal value of each of the issued China Strategic Share from HK$0.10 to HK$0.05 and the cancellation of the entire share premium account of China Strategic
"Capital Reorganisation"	the proposed capital reorganisation of China Strategic involving the Capital Reduction, the Subdivision and the Share Consolidation
"CEL"	China Enterprises Limited, a company incorporated in Bermuda with limited liability, the shares of which are traded on the OTC (over-the-counter) Bulletin Board in the United States of America and is owned as to 55.22% effective equity interest and 88.8% effective interest of voting right by China Strategic
"China Strategic"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the main board of the Stock Exchange
"China Strategic Board"	board of directors of China Strategic
"China Strategic Circular"	a circular of China Strategic containing, among other things, details of the China Strategic Group Reorganisation, the Capital Reorganisation, change of board lot size, a notice convening a general meeting of China Strategic and the letter of recommendation from the independent board committee of China Strategic and the letter of advice from Hercules to be despatched to China Strategic Shareholders
"China Strategic Group"	China Strategic and its subsidiaries
"China Strategic Group Reorganisation"	the proposed internal group reorganisation of China Strategic which, if approved and implemented, will result in (i) China Strategic continuing as a public listed company concentrating on the Remaining Business; (ii) GDI concentrating on the Distributed Business; and (iii) the China Strategic Shareholders receiving by way of distribution in specie of the GDI Shares on the basis of one GDI Share for one Consolidated China Strategic Share
"China Strategic Offer"	the possible mandatory cash offer to acquire all the Consolidated China Strategic Shares not already held or agreed to be acquired by the Offeror and parties acting in concert with it at a price of HK$0.386 per Consolidated China Strategic Share (equivalent to HK$0.193 per China Strategic Share in cash, ex entitlement to the distribution in specie of the GDI Share pursuant to the China Strategic Group Reorganisation

"China Strategic Share(s)"	ordinary share(s) of HK$0.10 each in the issued share capital of China Strategic
"China Strategic Shareholder(s)"	holder(s) of the China Strategic Shares or Consolidated China Strategic Shares, as the case may be
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Completion"	completion of the Share Sale Agreement
"Completion Date"	the date of Completion
"Consolidated China Strategic Share(s)"	issued and unissued ordinary share(s) of HK$0.10 each in the share capital of China Strategic upon the Capital Reorganisation having become effective
"Conversion"	conversion of the Hanny Bond by its holder in accordance with the terms of the Hanny Bond
"Distributed Business"	all business other than the Remaining Business which will be carried on by the GDI Group upon completion of the China Strategic Group Reorganisation, including property development, manufacturing and marketing of tires, business of providing package tour, travel and other related services and other investment holding business
"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegate of the Executive Director
"GDI"	Group Dragon Investments Limited, a company incorporated in the BVI with limited liability and a wholly-owned subsidiary of China Strategic as at the date of this announcement
"GDI Group"	GDI and its subsidiaries upon completion of the China Strategic Group Reorganisation
"GDI Offer"	the possible voluntary offer to acquire all the GDI Shares not already held by Well Orient and parties acting in concert with it, the terms of which are set out herein
"GDI Share(s)"	ordinary share(s) currently of US$1.00 each in the issued share capital of GDI
"Hanny"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"Hanny Bond"	the convertible bond to be issued by Hanny in denominations of HK$15.0 each under Option 2, which will be convertible into new Hanny Shares at an initial conversion price of HK$9.0 per Hanny Share at any time after its issue and up to the Maturity Date
"Hanny Circular"	a circular of Hanny containing, among other things, details of the Share Sale Agreement and the making of the GDI Offer and the letter of recommendation from the independent board committee of Hanny and the letter of advice from AMS to be despatched to the Hanny Shareholders
"Hanny Conversion Shares"	new Hanny Shares to be allotted and issued by Hanny upon Conversion
"Hanny Group"	Hanny and its subsidiaries
"Hanny Sale Shares"	135,000,000 China Strategic Shares (equivalent to 67,500,000 Consolidated China Strategic Shares upon the Capital Reorganisation having become effective) held by Well Orient, representing approximately 15.3% of the issued share capital of China Strategic
"Hanny Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of Hanny
"Hanny SGM"	a special general meeting to be held by Hanny to approve, among other things, the Share Sale Agreement and the GDI Offer (including the allotment and issue of the new Hanny Shares under Option 1 and Hanny Conversion Shares)
"Hanny Shareholders"	shareholders of Hanny
"Hercules"	Hercules Capital Limited, a licensed corporation under the SFO permitted to carry out type 6 of the regulated activities for the purposes of the SFO and the independent financial adviser to the independent board committee of China Strategic and the Independent China Strategic Shareholders and independent shareholders of GDI
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Hanny Shareholders"	Hanny Shareholders other than ITC and its associates and parties acting in concert with any of them
"Independent China Strategic Shareholders"	China Strategic Shareholders other than Paul Y and Hanny and their respective associates and parties acting in concert with any of them
"ITC"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"Kingston"	Kingston Securities Limited, a corporation licensed under the transitional arrangements to carry out Types 1,4,6,7 and 9 regulated activities for the purposes of the SFO, which will make the China Strategic Offer on behalf of the Offeror
"Last Trading Day"	7th March, 2005, being the last day on which China Strategic Shares and Hanny Shares were traded on the Stock Exchange prior to the suspension in trading of China Strategic Shares and Hanny Shares pending the publication of this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maturity Date"	the fifth anniversary from the date of issue of the Hanny Bond
"MRI"	MRI Holdings Limited, a 57.3% owned subsidiary of China Strategic and the shares of which are listed on the Australian Stock Exchange
"Offeror"	Nation Field Limited, a company incorporated in the BVI with limited liability and beneficially and wholly owned by Mr. Gao Yang
"Option 1"	the option offered to the China Strategic Shareholders under the GDI Offer in the form of one Hanny Share plus HK$1.8 cash for every five GDI Shares
"Option 2"	the option offered to the China Strategic Shareholders under the GDI Offer in the form of one Hanny Bond for every five GDI Shares
"Paul Y"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"Paul Y Sale Shares"	135,000,000 China Strategic Shares (equivalent to 67,500,000 Consolidated China Strategic Shares upon the Capital Reorganisation having become effective) held by a wholly-owned subsidiary of Paul Y, representing approximately 15.3% of the issued share capital of China Strategic
"Paul Y Shareholders"	shareholders of Paul Y
"PRC"	the People's Republic of China
"Record Date"	the record date, to be fixed, to determine entitlements to the distribution in specie of the GDI Shares by China Strategic
"Reduced China Strategic Share(s)"	issued and unissued share(s) of HK$0.05 each in the share capital of China Strategic created from the Capital Reduction and Subdivision but prior to the implementation of the Share Consolidation
"Remaining Business"	the business to be remained in the China Strategic Group upon completion of the China Strategic Group Reorganisation, including manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments
"SFC"	the Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share Consolidation"	the proposed consolidation of every two Reduced China Strategic Shares into one Consolidated China Strategic Share
"Share Sale Agreement"	the sale and purchase agreement dated 10th March, 2005 entered into between, inter alia, the Offeror, Paul Y and Hanny for the acquisition by the Offeror of an aggregate of 270,000,000 China Strategic Shares from Paul Y and Hanny, which shares represent approximately 30.6% of the issued share capital of China Strategic as at the date of the Share Sale Agreement
"Somerley"	Somerley Limited, a deemed licensed corporation under the SFO permitted to carry out types 1, 4, 6 and 9 of the regulated activities for the purposes of the SFO and the financial adviser to Hanny, which will make the GDI Offer on behalf of Well Orient
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subdivision"	the subdivision of each authorised but unissued China Strategic Share into two Reduced China Strategic Shares
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"Vendors"	Paul Y and Hanny, being the vendors of the Paul Y Sale Shares and the Hanny Sale Shares respectively
"Well Orient"	Well Orient Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of Hanny
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of Americ

Note: Amounts expressed in US$ have been translated into HK$ at the rate of HK$7.8=US$1.0 in this announcement fo illustrative purpose.

By order of the board
HANNY HOLDINGS LIMITED
Cheng Wai Chu, Judy
Company Secretary

By order of the board
NATION FIELD LIMITED
Gao Yang
Director

By order of the board
WELL ORIENT LIMITED
Lui Siu Tsuen, Richard
Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Chan Yan Yan, Jenny
Company Secretary

By order of the board
GROUP DRAGON INVESTMENTS LIMITED
Chan Ling, Eva
Director

Hong Kong, 19th April, 2005

The sole director of the Offeror accepts full responsibility for the accuracy of the information contained in thi announcement other than that relating to the Hanny Group and China Strategic Group and confirms, havin made all reasonable enquiries, that to the best of his knowledge, opinions expressed in this announcement othe than those relating to the Hanny Group and China Strategic Group have been arrived at after due and careft consideration and there are no other facts not contained in this announcement, the omission of which woul make any statement in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the informatio contained in this announcement other than that relating to the Offeror and the China Strategic Group an confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in th announcement other than those relating to Offeror and the China Strategic Group have been arrived at afte due and careful consideration and there are no other facts not contained in this announcement, the omission which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the informatio contained in this announcement other than that relating to the Offeror and the Hanny Group and confirn having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announceme other than those relating to the Offeror and the Hanny Group have been arrived at after due and careft consideration and there are no other facts not contained in this announcement, the omission of which wou make any statement in this announcement misleading.


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock code: 498


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock code: 275



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock code: 235

JOINT ANNOUNCEMENT

Hanny Holdings Limited ("Hanny") and Paul Y. - ITC Construction Holdings Limited ("Paul Y")'s announcements pursuant to Rule 3.3 of the Hong Kong Code on Takeovers and Mergers and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")

Reference is made to the announcement of Hanny dated 15th October, 2004 and the joint announcement of Paul Y and ITC Corporation Limited dated 15th October, 2004 (the "Announcements").

As stated in the Announcements, Hanny and Paul Y have been approached by a third party in connection with the possible acquisition (the "Possible Acquisition") by that third party of some or all of their interests in the shares of China Strategic Holdings Limited ("China Strategic") from Paul Y and/or Hanny, which may or may not result in a general offer for all of the shares of China Strategic.

In view of the increases in the price and the trading volume of the shares of China Strategic as mentioned below, Hanny and Paul Y wish to announce that they are still in discussions with the third party regarding the Possible Acquisition and that the discussions regarding the Possible Acquisition have proceeded to an advanced stage. However, terms of the Possible Acquisition are yet to be agreed and the Possible Acquisition may or may not proceed. If such Possible Acquisition proceeds, it may constitute notifiable transactions for Paul Y and/or Hanny under Chapter 14 and/or Chapter 14A of the Listing Rules. The companies will comply with any disclosure or other relevant requirements of the Listing Rules.

Listing Rule 13.10 statement of China Strategic

The directors of China Strategic have noted the recent increases in the price and the trading volume of the shares of China Strategic and wish to state that we are not aware of any reasons for such increases.

Reference is made to the announcements issued by China Strategic dated 15th October, 2004, 15th November, 2004 and 31st December, 2004 respectively and the joint announcement made by China Strategic and Wing On Travel (Holdings) Limited dated 30th November, 2004 regarding, among others, the Possible Acquisition.

As stated in the announcement of China Strategic dated 31st December, 2004, the discussions regarding the

Possible Acquisition were not in an advanced stage. China Strategic has been informed by each of Hanny and Paul Y that it is still in discussions with the third party regarding the Possible Acquisition and that the discussions regarding the Possible Acquisition have proceeded to an advanced stage. However, terms of the Possible Acquisition are yet to be agreed and the Possible Acquisition may or may not proceed. Save for the aforementioned, the directors of China Strategic confirm that there are no negotiations or agreements relating to the intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of directors of China Strategic aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive-nature.

Made by the order of China Strategic, the board of directors of which individually and jointly accept responsibility for the accuracy of this statement.

Warnings

As the Possible Acquisition may or may not proceed, the respective shareholders of Paul Y, Hanny and China Strategic and the potential investors are advised to exercise caution when dealing in the shares of Paul Y, Hanny and China Strategic.

By Order of the Board of
Paul Y. - ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

By Order of the Board of
Hanny Holdings Limited
Cheng Wai Chu, Judy
Company Secretary

By Order of the Board of
China Strategic Holdings Limited
Chan Yan Yan, Jenny
Company Secretary

Hong Kong, 21st January, 2005

The directors of Paul Y jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to China Strategic and Hanny) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to China Strategic and Hanny) have been arrived at after due and careful consideration and there are no other facts (other than that relating to China Strategic and Hanny) not contained in this announcement , the omission of which would make any statement (other than that relating to China Strategic and Hanny) in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Paul Y and China Strategic) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to Paul Y and China Strategic) have been arrived at after due and careful consideration and there are no other facts (other than that relating to Paul Y and China Strategic) not contained in this announcement , the omission of which would make any statement (other than that relating to Paul Y and China Strategic) in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information

contained in this announcement (other than that relating to Paul Y and Hanny) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to Paul Y and Hanny) have been arrived at after due and careful consideration and there are no other facts (other than that relating to Paul Y and Hanny) not contained in this announcement , the omission of which would make any statement (other than that relating to Paul Y and Hanny) in this announcement misleading.

As at the date of this announcement, the directors of Paul Y are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Mr. Lau Ko Yuen, Tom
Mr. Chan Fut Yan
Ms. Chau Mei Wah, Rosanna
Mr. Cheung Hon Kit

Non-executive Director:
Mr. Cheung Ting Kau, Vincent

Independent Non-executive Directors:
Mr. Kwok Shiu Keung, Ernest
Mr. Chan Shu Kin
Dr. Chow Ming Kuen, Joseph

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-executive Directors:
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(Alternate to Mr. Fok Kin-ning, Canning)

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

As at the date of this announcement, the directors of China Strategic are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

Independent Non-executive Directors:
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Please also refer to the published version of this announcement in The Standard.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
Stock code: 275

MAJOR TRANSACTION

SUBSCRIPTION OF CONVERTIBLE NOTE OF CHEUNG TAI HONG HOLDINGS LIMITED

On 20th April, 2005, Loyal Concept, an indirect wholly-owned subsidiary of the Company, entered into the Subscription Agreement with CTH in relation to the subscription by Loyal Concept of a zero coupon convertible note due 2010 of CTH with a principal amount of HK$450 million.

Upon full conversion of the Convertible Note at the Initial Conversion Price, Loyal Concept will be interested in a total of 1,022,727,272 CTH Conversion Shares.

Depending on the then shareholding structure of CTH and the extent to which the conversion rights of the Convertible Note are to be exercised by Loyal Concept, Loyal Concept may become interested in 30% or more of the enlarged issued share capital of CTH upon conversion of the Convertible Note. In such circumstances, Loyal Concept will be obliged to make a mandatory offer to the shareholders of CTH to acquire all the CTH Shares, other than those already owned or agreed to be acquired by Loyal Concept and parties acting in concert with it, in accordance with Rule 26 of the Takeovers Code. Loyal Concept will comply with the relevant requirements of the Takeovers Code in such event that an obligation for a mandatory general offer arises.

The Subscription under the Subscription Agreement constitutes a major transaction for the Company under the Listing Rules. Depending on the number of further CTH Shares which may be acquired by Loyal Concept pursuant to the aforesaid mandatory offer (if any) to the shareholders of CTH pursuant to the Takeovers Code, the acquisition of such additional equity interests in CTH, when aggregated with the CTH Conversion Shares to be issued on exercise of the conversion rights attached to the Convertible Note in accordance with Rule 14.22 of the Listing Rules, may constitute a very substantial acquisition for the Company under the Listing Rules. Accordingly, the Subscription and the transactions contemplated under the Subscription Agreement (including the possible very substantial acquisition regarding the possible acquisition of further equity interests in CTH) are subject to the approval of the Shareholders in a general meeting of the Company.

A circular containing, among other things, details of the Subscription Agreement, information on CTH and a notice convening the special general meeting of the Company will be sent to the Shareholders as soon as practicable.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:45 a.m. on 8th March, 2005 pending the release of an announcement in relation to, among others, the disposal of approximately 15.3% interests in China Strategic Holdings Limited, details of which were set out in a joint announcement of the Company dated 19th April, 2005. Application has been made by the Company to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on 21st April, 2005.

INTRODUCTION

On 20th April, 2005, Loyal Concept, an indirect wholly-owned subsidiary of the Company, entered into the Subscription Agreement with CTH in relation to the subscription by Loyal Concept of a zero coupon convertible note due 2010 of CTH with a principal amount of HK$450 million.

On 8th April, 2005 and 20th April, 2005, CTH entered into (i) eight other subscription agreements with the Other Subscribers in relation to the subscription by the Other Subscribers of zero coupon convertible notes due 2010 of CTH with an aggregate principal amount of HK$506 million; and (ii) the CTH Placing Agreement with the CTH Placing Agent in relation to the placing of zero coupon convertible notes due 2010 of CTH up to an aggregate principal amount of HK$44 million. Each of the Subscription Agreement, the other eight subscription agreements and the CTH Placing Agreement are not inter-conditional on each other. The principal terms of each convertible note to be issued by CTH to Loyal Concept, Other Subscribers and the placees of the CTH Placing are the same. Details of the above are set out in the CTH Announcement.

SUBSCRIPTION AGREEMENT

Date: 20th April, 2005

Parties to the Subscription Agreement

(i) Loyal Concept as the subscriber to subscribe for the Convertible Note with principal amount of HK$450 million by cash; and

(ii) CTH as the issuer of the Convertible Note

As set out in the CTH Announcement, Mr. Cheung Hon Kit, a non-executive director of the Company, has been newly appointed as the chairman and executive director of CTH. Mr. Kwok Ka Lap, Alva is an independent non-executive director of both the Company and CTH. Each of Mr. Cheung Hon Kit and Mr. Kwok Ka Lap, Alva and their respective associates does not hold any CTH Shares as at the date of this announcement. The Company confirms that to the best of the knowledge, information and belief of the Directors and having made all reasonable enquiries, notwithstanding the fact that Mr. Cheung Hon Kit has been newly appointed as the chairman and executive director of CTH and Mr. Kwok Ka Lap, Alva being the independent non-executive director of both the Company and CTH, each of CTH and its single largest shareholder is a third party independent of the Company and its connected persons (as defined in the Listing Rules).

The Company confirms that to the best of the knowledge, information and belief of the Directors and having made all reasonable enquiries, each of (i) the Fund Subscribers and their respective investment managers; and (ii) Kopola and its ultimate beneficial owners is a third party independent of the Company and its connected persons (as defined in the Listing Rules). The Company also confirms that neither the Company nor Loyal Concept is acting in concert with each of the Fund Subscribers and Kopola in respect of CTH.

Conditions of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon:–

(i) none of the representations, warranties and undertakings given by CTH pursuant to the Subscription Agreement having been breached in any material respect (or, if capable of being remedied, has not been remedied), or is misleading or untrue in any material respect;

(ii) none of the representations, warranties and undertakings given by Loyal Concept pursuant to Subscription Agreement having been breached in any material respect (or, if capable of being remedied, has not been remedied), or is misleading or untrue in any material respect;

(iii) the passing of the ordinary resolutions by the shareholders of CTH at the special general meeting of CTH approving the creation and issue of the Convertible Note to Loyal Concept and the issue and allotment of the new CTH Shares to Loyal Concept resulting from the exercise of the conversion rights attached to the Convertible Note;

(iv) the Listing Committee of the Stock Exchange agreeing to grant the listing of, and permission to deal in, the new CTH Shares to be issued and allotted as a result of the exercise of the conversion rights attached to the Convertible Note;

(v) the compliance of any other requirements under the Listing Rules and the Takeovers Code or otherwise of the Stock Exchange and the SFC which requires compliance in relation to the creation and issue of the Convertible Note and the new CTH Shares to be issued and allotted as a result of the exercise of the conversion rights attached to the Convertible Note;

(vi) (where required) the Bermuda Monetary Authority granting its permission to the creation and issue of the Convertible Note and the issue and allotment of the new CTH Shares resulting from the exercise of the conversion rights attached to the Convertible Note;

(vii) the obtaining of all consents from any relevant persons which are necessary or desirable in connection with the creation and issue of the Convertible Note (and, where such consents are given subject to conditions, such conditions are on terms as may be reasonably acceptable to CTH);

(viii) CTH having produced to Loyal Concept a legal opinion issued by a firm of Bermudan lawyers that CTH is duly incorporated and in good standing and that it has full power to enter into the Subscription Agreement and the Subscription Agreement is and (when executed and subject to fulfilment of the conditions of the Subscription) the Convertible Note will be legal, valid and binding on it and enforceable in accordance with the respective terms thereof;

(ix) CTH having confirmed that the aggregate principal sum of convertible notes (including that under the Convertible Note) to be issued partly by private placing and partly by direct subscription shall not be less than HK$1,000 million and that such amount, after deducting all related expenses, shall be payable to, and for the account of, CTH; and

(x) the passing of the necessary resolution(s) by the Shareholders at a general meeting of the Company approving, inter alia, the Subscription and the transactions contemplated under the Subscription Agreement.

Conditions (i), (viii) and (ix) are waivable by Loyal Concept whereas condition (ii) is waivable by CTH. If any of the conditions has not been fulfilled or (as the case may be) waived by 5:00 p.m. on 31st July, 2005 (or such other date as the Company and CTH may agree in writing), the Subscription Agreement shall terminate and the respective obligations of the parties thereto under the Subscription Agreement shall forthwith cease and terminate.

Completion

Completion is to take place on the third business day after the date upon which the conditions stated in the section headed "Conditions of the Subscription Agreement" above are fulfilled or, as the case may be, waived, or such other date as the Company and CTH may agree.

The Group intends to fund the subscription of the Convertible Note by its internal resources and/or debt financing and/or equity fund raising exercises. The Group has no intention to inject any assets or businesses into the CTH Group after the completion of the Subscription and after the exercise of the conversion rights attached to the Convertible Note by Loyal Concept.

THE CONVERTIBLE NOTE

Principal terms

Aggregate principal amount:	HK$450 million
Initial Conversion Price:	0.44 per CTH Share, subject to adjustments in certain events including, among other things, share consolidation, share subdivision, capitalisation issue, capital distribution and rights issue. If at any time after the first anniversary of the issue date of the Convertible Note, the average closing price per CTH Share for 20 consecutive trading days is higher than HK$0.85 (subject to adjustments in the events of share consolidation or share subdivision), all the then outstanding Convertible Note will be deemed to be converted at the then prevailing conversion price.
Interest rate:	0% per annum
Maturity:	The fifth anniversary from the date of issue of the Convertible Note
Redemption:	Unless previously converted and cancelled, CTH will redeem the Convertible Note on the Maturity Date at the redemption amount which is 110% of the principal amount of the Convertible Note outstanding. Before the Maturity Date, CTH or any of its subsidiary may purchase the Convertible Note at any price as agreed based on arm's length negotiation between CTH or such subsidiary and Loyal Concept. Further announcement will be made by the Company in the event that the Convertible Note is repurchased.
Transferability:	The Convertible Note is freely transferable but may not be transferred to a connected person (as defined in the Listing Rules) of CTH without the prior written consent of CTH.
Conversion period:	Loyal Concept shall have the right to convert, on any business day commencing from the 15th day after the date of issue of the Convertible Note up to and including the date which is 15 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$500,000) of the principal amount of the Convertible Note into CTH Shares at the then prevailing conversion price.

Voting: Loyal Concept will not be entitled to receive notice of, attend or vote at any meeting of CTH by reason only of it being the holder of the Convertible Note.

Listing: No application will be made for the listing of the Convertible Note on the Stock Exchange or any other stock exchange. An application will be made by CTH for the listing of, and permission to deal in, the CTH Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Convertible Note.

Ranking:

- The Convertible Note will rank pari passu with all other present and future unsecured and unsubordinated obligations of CTH.
- The CTH Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Convertible Note will rank pari passu in all respects with all other CTH Shares in issue at the date of conversion of the Convertible Note.

Based on the terms of the Convertible Note, the expected yield to maturity of the Convertible Note is approximately 1.9% per annum.

CTH Conversion Shares

As at the date of this announcement, none of the Company or its respective subsidiaries and connected persons (as defined in the Listing Rules) is interested in any CTH Shares. Upon full conversion of the Convertible Note at the Initial Conversion Price, Loyal Concept will be interested in a total of 1,022,727,272 CTH Conversion Shares.

As at the date of this announcement, no decision has been made as to whether or when or the extent to which the conversion rights attached to the Convertible Note are to be exercised by Loyal Concept.

Conversion price

The Initial Conversion Price of HK$0.44 per CTH Share was arrived at after arm's length negotiation between Loyal Concept, the Other Subscribers and CTH and represents:

- a premium of approximately 8.6% over the closing price of HK$0.405 per CTH Share as quoted on the Stock Exchange on 24th March, 2005, being the last trading day immediately before trading in the CTH Shares was suspended pending the release of the CTH Announcement; and
- a premium of approximately 3.8% over the average closing price of HK$0.424 per CTH Share as quoted on the Stock Exchange for the last 10 trading days up to and including 24th March, 2005.

The comparison of the Initial Conversion Price to the net asset value per CTH Share will be set out in the circular of the Company to be sent to Shareholders.

SHAREHOLDING STRUCTURE OF CTH

Set out below is a table summarised from the CTH Announcement showing (i) the existing shareholding structure of CTH; (ii) CTH's shareholding structure upon completion of the Aggregate Subscription and full conversion of the Aggregate Subscription Convertible Notes at the Initial Conversion Price; and (iii) CTH's shareholding structure upon completion of the Aggregate Subscription and the CTH Placing and full conversion of the Aggregate Subscription Convertible Notes and CTH Placing Convertible Notes at the Initial Conversion Price, assuming that (a) all the CTH Placing Convertible Notes in an aggregate principal amount of HK$44 million are successfully placed by the CTH Placing Agent; and (b) there will be no change to the existing issued share capital of CTH after the date of the CTH Announcement save as mentioned in the CTH Announcement:

	As at the date of the CTH Announcement		Upon completion of the Aggregate Subscription and full conversion of the Aggregate Subscription Convertible Notes at the Initial Conversion Price		Upon completion of the Aggregate Subscription and the CTH Placing and full conversion of the Aggregate Subscription Convertible Notes and CTH Placing Convertible Notes at the Initial Conversion Price	
	Number of CTH Shares	%	*Number of CTH Shares*	%	*Number of CTH Shares*	%
Lunghin Enterprise Inc. *(Note 1)*	28,558,196	7.9	28,558,196	1.1	28,558,196	1.1
Subscribers						
Four Fund Subscribers *(Note 2)*	–	–	443,181,818	17.5	443,181,818	16.8
Other Fund Subscribers	–	–	365,909,092	14.4	365,909,092	13.9
Loyal Concept	–	–	1,022,727,272	40.4	1,022,727,272	38.8
Kopola	–	–	340,909,090	13.5	340,909,090	13.0
Subtotal	–	–	2,172,727,272	85.8	2,172,727,272	82.5
Placees of the CTH Placing	–	–	–	–	100,000,000	3.8
Public	332,437,311	92.1	332,437,311	13.1	332,437,311	12.6
Total	*360,995,507*	*100.0*	*2,533,722,779*	*100.0*	*2,633,722,779*	*100.0*

Notes:

1. Lunghin Enterprise Inc. is a company incorporated in the British Virgin Islands, whose entire issued share capital is beneficially owned by Mr. Tse Cho Tseung, an executive director of CTH.
2. Being four of the Fund Subscribers with total subscription amount of HK$195 million which are established and managed by a common investment manager licensed by the SFC.

In accordance with the terms of the Convertible Note as set out in the paragraph headed "The Convertible Note" above, Loyal Concept shall have the right to convert, on any business day commencing from the 15th day after the date of issue of the Convertible Note up to and including the date which is 15 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$500,000) of the principal amount of the Convertible Note into CTH Shares at the then prevailing conversion price. If at any time after the first anniversary of the issue date of the Convertible Note, the average closing price per CTH Share for 20 consecutive trading days is higher than HK$0.85 (subject to adjustments in the events of share consolidation or share subdivision), all the then outstanding Convertible Note will be deemed to be converted at the then prevailing conversion price.

Depending on the then shareholding structure of CTH and the extent to which the conversion rights of the Convertible Note are to be exercised by Loyal Concept, Loyal Concept may become interested in 30% or more of the enlarged issued share capital of CTH upon conversion of the Convertible Note. In such circumstances, Loyal Concept will be obliged to make a mandatory offer to the shareholders of CTH to acquire all the CTH Shares, other than those already owned or agreed to be acquired by Loyal Concept and parties acting in concert with it, in accordance with Rule 26 of the Takeovers Code. Loyal Concept will comply with the relevant requirements of the Takeovers Code in such event that an obligation for a mandatory general offer arises.

In the event that Loyal Concept is obliged to make a mandatory offer to the shareholders of CTH pursuant to the Takeovers Code as mentioned above, further CTH Shares may be acquired by Loyal Concept in addition to the CTH Conversion Shares acquired upon conversion of the Convertible Note. Depending on the number of further CTH Shares which may be acquired by Loyal Concept pursuant to the aforesaid mandatory offer (if any) to the shareholders of CTH pursuant to the Takeovers Code, the acquisition of such additional equity interests in CTH, when aggregated with the CTH Conversion Shares to be issued on exercise of the conversion rights attached to the Convertible Note in accordance with Rule 14.22 of the Listing Rules, may constitute a very substantial acquisition for the Company under the Listing Rules.

INFORMATION ON CTH

CTH is an investment holding company and the subsidiaries of which are principally engaged in (i) property development and investment; (ii) trading of motor cycles and spare parts; and (iii) the sale and manufacture of "Tung Fong Hung" branded Chinese pharmaceutical and health products, as well as the production and distribution of western pharmaceutical products.

The following table sets out a summary of the audited consolidated results of the CTH Group for each of the two years ended 31st March, 2003 and 2004 and unaudited consolidated results for the six months ended 30th September, 2004 extracted from the relevant annual reports and interim report of CTH:

	For the six months ended 30th September,	For the year ended 31st March,	
	2004	2004	2003
	HK$'000	*HK$'000*	*HK$'000*
	(unaudited)	(audited)	(audited)
Turnover	175,398	63,514	41,276
Gross profit	49,893	2,079	2,534
Loss before taxation	551	37,791	65,332
Loss for the period/year	1,017	29,612	51,556

The following table sets out a summary of the audited consolidated balance sheet of the CTH Group as at 31st March, 2004 and the unaudited consolidated balance sheet as at 30th September, 2004 extracted from the relevant annual report and interim report of CTH:

	As at 30th September, 2004	*As at 31st March, 2004*
	HK$'000	*HK$'000*
	(unaudited)	(audited)
Non-current assets	92,784	8,580
Current assets	251,510	223,681
Current liabilities	(184,140)	(102,085)
Net current assets	67,370	121,596
Non-current liabilities	(30,112)	–
Capital and reserves	130,042	130,176

REASONS FOR THE SUBSCRIPTION

The Group is principally engaged in the trading of computer related products, consumer electronic products which comprise the manufacturing, distribution and marketing of data storage media (primarily floppy disks, CD-R, CD-RW and DVD), the distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidisks, household electronic products and telecommunication accessories and securities trading. The Group also made strategic investments in information technology, supply of household consumer products and other businesses. The Company itself is an investment holding company.

It is stated in the CTH Announcement that the CTH Group is open for property investment opportunities and has decided to further expand its investment properties portfolio in high quality residential and commercial buildings in Hong Kong and other areas that the board of CTH may think fit. The board of CTH intends that all the net proceeds from the issue of the Aggregate Subscription Convertible Notes and the CTH Placing Convertible Notes of approximately HK$996 million will be used for expanding the investment properties portfolio of CTH when opportunities arise.

Given the gradual recovery of the economy in Hong Kong and the recent upturn in property prices, the Directors consider that the outlook of the local property market is positive and consider it an opportune time to invest in the property business. In light of the above intended use of proceeds from the subscription and the expansion plan of CTH, the Directors consider that the Subscription represents a good opportunity for the Group to participate in the property business by leveraging on the extensive experience of the management of CTH in the property business. The conversion rights attached to the Convertible Note give the Group flexibility to acquire a controlling stake in CTH should the Directors consider it appropriate. Should the Company exercise the conversion rights attached to the Convertible Note and become the controlling shareholder of CTH, the Group would be able to benefit from the growth potential in property business in which the CTH Group is engaged.

Based on the above, the Directors consider that the Subscription is in the interest of the Company and its Shareholders as a whole and the terms of the Subscription Agreement to be fair and reasonable as far as the Shareholders are concerned.

GENERAL

The Subscription under the Subscription Agreement constitutes a major transaction for the Company under the Listing Rules. Depending on the number of further CTH Shares which may be acquired by Loyal Concept pursuant to the mandatory offer (if any) to the shareholders of CTH pursuant to the Takeovers Code as mentioned in the paragraph headed "Shareholding structure of CTH" above, the acquisition of such additional equity interests in CTH, when aggregated with the CTH Conversion Shares to be issued on exercise of the conversion rights attached to the Convertible Note in accordance with Rule 14.22 of the Listing Rules, may constitute a very substantial acquisition for the Company under the Listing Rules. Accordingly, the Subscription and the transactions contemplated under the Subscription Agreement (including the possible very substantial acquisition regarding the possible acquisition of further equity interests in CTH) are subject to the approval of the Shareholders in a general meeting of the Company. No Shareholders will be required to abstain from voting on the Subscription and the transactions contemplated under the Subscription Agreement (including the possible very substantial acquisition regarding the possible acquisition of further equity interests in CTH).

A special general meeting will be convened by the Company at which resolution will be proposed to seek Shareholders' approval of the Subscription and the transactions contemplated under the Subscription Agreement (including the possible very substantial acquisition regarding the possible acquisition of further equity interests in CTH).

A circular containing, among other things, details of the Subscription Agreement, information on CTH and a notice convening the special general meeting of the Company will be sent to the Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:45 a.m. on 8th March, 2005 pending the release of the announcement in relation to, among others, the disposal of approximately 15.3% interests in China Strategic Holdings Limited, details of which were set out in a joint announcement of the Company dated 19th April, 2005. Application has been made by the Company to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on 21st April, 2005.

As at the date of this announcement, the Directors are as follows :

Executive Directors :
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-executive Directors :
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith *(Alternate to Mr. Fok Kin-ning, Canning)*

Independent Non-executive Directors :
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

DEFINITIONS

In this announcement, the following terms have the following meanings:–

"Aggregate Subscription"	collectively, the Subscription and the subscription for the zero coupon convertible notes due 2010 of CTH with the principal amount of HK$506 million by the Other Subscribers
"Aggregate Subscription Convertible Notes"	the zero coupon convertible notes due 2010 with the principal amount of HK$956 million (including the Convertible Note of HK$450 million) proposed to be issued by CTH by way of direct subscription
"associate"	has the meaning as defined in the Listing Rules
"CTH"	Cheung Tai Hong Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"CTH Announcement"	an announcement of CTH dated 20th April, 2005 in relation to the proposed issue of (i) the Aggregate Subscription Convertible Notes; and (ii) the CTH Placing Convertible Notes
"CTH Conversion Shares"	new CTH Shares which would fall to be issued by CTH upon the exercise of the conversion rights attached to the Convertible Note at the then effective conversion price
"CTH Group"	CTH and its subsidiaries
"CTH Placing"	the placing of CTH Placing Convertible Notes pursuant to the CTH Placing Agreement
"CTH Placing Agent"	Tai Fook Securities Company Limited, a licensed corporation to carry on regulated activities 1, 3 and 4 for the purpose of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"CTH Placing Agreement"	the conditional placing agreement dated 20th April, 2005 entered into between CTH and the CTH Placing Agent in relation to the placing of the CTH Placing Convertible Notes, details of which are set out in the CTH Announcement
"CTH Placing Convertible Notes"	the zero coupon convertible notes due 2010 up to the principal amount of HK$44 million proposed to be issued by CTH by way of private placing pursuant to the CTH Placing Agreement
"CTH Shares"	fully paid ordinary share(s) of HK$0.01 each in the share capital of CTH
"Company"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Completion"	completion of the Subscription Agreement
"Convertible Note"	the HK$450 million zero coupon convertible note due 2010 proposed to be issued by CTH and subscribed by Loyal Concept pursuant to the Subscription Agreement (being part of Aggregate Subscription Convertible Notes), which entitle Loyal Concept to convert the principal amount outstanding into CTH Conversion Shares at the Initial Conversion Price
"Directors"	directors of the Company
"Fund Subscribers"	subscribers of the zero coupon convertible notes due 2010 of CTH with an aggregate principal amount of HK$356 million, who are funds managed by global asset management firms
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Initial Conversion Price"	the initial conversion price of HK$0.44 per CTH Share (subject to adjustment) of the Convertible Note
"Kopola"	Kopola Investment Company Limited, a company incorporated in the British Virgin Islands with limited liability and a subscriber of the zero coupon convertible notes due 2010 of CTH with a principal amount of HK$150 million
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loyal Concept"	Loyal Concept Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of the Company
"Maturity Date"	the fifth anniversary of the date of issue of the Convertible Note
"Other Subscribers"	the Fund Subscribers and Kopola
"SFC"	the Securities and Futures Commission
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of the Company
"Shareholders"	holders of the Shares
"Subscription"	the subscription of the Convertible Note by Loyal Concept pursuant to the Subscription Agreement
"Subscription Agreement"	the conditional subscription agreement dated 20th April, 2005 entered into between Loyal Concept and CTH in relation to the Subscription, subject to the terms and conditions contained therein
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

By order of the board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 20th April, 2005

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, other than those relating to CTH, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement, other than those relating to CTH, have been arrived at after due and careful consideration and there are no other facts, other than those relating to CTH, not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The information relating to CTH contained in this announcement has been taken from CTH's annual report and accounts for the year ended 31st March, 2004, CTH's interim report and accounts for the six months ended 30th September, 2004 and from public announcements made by CTH. The only responsibility accepted by the directors of the Company in respect of information relating to CTH is to ensure that it has been correctly and fairly reproduced or presented.